
Constellation

The Right Mix

Net Sales by Product Category

Fiscal 2007 (dollars in millions)


21%
Wholesale & Other
($1,087.7)
6%
Spirits
($329.4)
20%
Imported Beers
($1,043.6)
53%
Branded Wine
($2,755.7)



The Right Mix

For Constellation Brands, our customers, retailers, and shareholders, the value of having the Right Mix around the world is of strategic importance in a number of ways. From the dynamic portfolio of well-known, successful wine, spirits brands and imported beer; to the efficiency of operating companies; to the incredible employees who, collectively, bring the mix together, Constellation Brands has a proven business model with a long history of delivering shareholder value.

The Right Brands. A powerful and unsurpassed portfolio of more than 250 brands marketed in approximately 150 countries is our most compelling asset. Consumers seek our products at retail locations and request them by name on-premise. Our distributors value our portfolio breadth and distribution scale and efficiency that benefits retailers and consumers.

Through our commitment to offering the finest brands in all three major beverage alcohol segments of wine, spirits and imported beer, Constellation Brands has beverage alcohol products to meet the demands and aspirations of discerning consumers in markets around the world. By harvesting market opportunities and building brands through new product development and acquisition, we believe the future is bright and filled with potential for continued success and meaningful growth.

The Right Resources. Constellation Brands is international in scope, yet local in our focus to better serve our customers, and provide consumers with variety. Our decentralized structure positions our international companies to respond to specific regional trends and niche opportunities because they are close to local markets and consumers.

As one of the world's largest beverage alcohol companies, our scale helps to ensure stronger routes-to-market, helping us leverage our investments. We believe our entrepreneurial approach to business is one of our greatest advantages and this philosophy is demonstrated by our operating divisions, which have independent sales, marketing and development resources, enabling us to nimbly respond to changing consumer trends.

Constellation Brands believes it has insights into the beverage alcohol business second to none and is proud to continue a tradition of innovation and growth that began more than 60 years ago.

The Right People. With a family of approximately 9,200 employees at key locations around the world, Constellation Brands takes great pride in a global team that, together, maximize the potential for us to realize business goals both large and small. Each member of our global team brings unique talents and skills to the mix with the dedication and drive to help us achieve our goals.

Constellation Brands takes great pride in knowing that the right people are in place to help us reach our long-term growth targets.

About Constellation Brands. Constellation Brands, Inc. is a leading international producer and marketer of beverage alcohol brands with a broad portfolio across the wine, spirits and imported beer categories.

For additional information about Constellation Brands, as well as its product portfolio, visit the company's Web site at www.cbrands.com.



Richard Sands
Chairman of the Board and
Chief Executive Officer

Greetings:

I am pleased to report that Constellation Brands earned record diluted reported earnings per share of $1.38, as well as record diluted comparable earnings per share of $1.68 in fiscal 2007, even after encountering some challenges during our year-long journey. It was an exciting year of change as we initiated refinements to our business in order to focus on Constellation's core beverage alcohol production and marketing strengths. We sold our U.K. water business in addition to some non-core wine assets. We added Vincor International Inc., Canada's premier wine company to our business, and we announced the acquisition of SVEDKA, the fastest growing major imported premium vodka in the U.S. We consummated the SVEDKA acquisition in early fiscal 2008. During fiscal 2007 we entered into a joint venture agreement with Grupo Modelo to import, market and sell premium beers into the entire U.S., including their superb, industry leading, Mexican beer portfolio. Additionally, we reorganized the structure of our wine business to maximize asset utilization, value creation and employ a more holistic go-to-market approach in the U.K. Early in fiscal 2008 we announced that our Matthew Clark wholesale business in the U.K. had become part of a joint venture with that nation's largest pub owner, Punch Taverns. These changes were all implemented with goals of growing our business and creating long-term shareholder value.

While Constellation Brands has been very active in beverage alcohol mergers and acquisitions in recent years, over the past year or so it has become abundantly clear that beverage alcohol acquisitions in general, and spirits in particular, have become very pricey. Therefore, while there may be opportunities to fill out our beverage alcohol portfolios through smaller, strategic acquisitions, there may not be as much need for large acquisitions as we go forward. This is particularly relevant now that we have a well-developed wine portfolio with terrific breadth that covers all price segments. We will always keep our eyes open for strategic acquisitions that further our long-term growth objectives, while concurrently pursuing our European expansion strategy in 14 countries where our analytics tell us there are growth opportunities for Constellation's portfolio.

We also see great opportunities for base business growth for our portfolios, and to capture them we identified some evolutionary trends in certain markets, such as the U.K., where per capita consumption of wine is higher than in most industrial nations. We know U.K. consumers have been slower to trade up to better quality and higher-priced wines at as quick a pace as consumers have in some of our other core markets – something we hope to change in the near future. And while we have seen what we view as a temporary slowing of growth for Australian wine in the U.K., wine from Australia is under developed and has considerable upside potential in countries such as Canada. Indeed, there continue to be many remaining growth opportunities to be harvested, and for us to pursue.

As we continue to travel the path of long-term growth, there will occasionally be detours or rough sections of roadway. In the short-term, one of those has been Australia, where due to a combination of circumstances including nature's bountiful grape harvests over the past few years, the wine surplus has temporarily rippled across the oceans and slowed our growth in the U.K. for reasons explained later in this report. Additionally, a mutual desire by both Constellation and its U.S. distributor base led to a decision to lower wine inventories to accommodate our customers' needs and the improved capabilities brought about, in part, by the consolidation of this tier. We view these factors, and a few of lesser impact, that we reported on March 1, 2007, (fiscal 2008), as aberrations from our recalibrated business growth model of high-single-digit to low-double-digit organic EPS growth. However, we believe that over the mid- to long-term (3-5 years) we will return to these growth rates off of the record high fiscal 2007 base.

Our commitment to creating shareholder value remains at the top of our priority list, and we will continue to leverage our decentralized structure and entrepreneurial spirit to achieve that goal. Also near the top of our emphasis list is our focus on Corporate Social Responsibility (CSR). To Constellation, CSR begins with our core values that date back to the founding of our company in 1945. Simply stated, we care about the environment and we care about people. That won't change because caring is part of our cultural fabric. We care about our shareholders, our customers, our suppliers, our business partners, our employees and our families, as well as about our communities and what makes them strong. Our strength comes from the approximately 9,200 dedicated people who will ensure that we continue to do those things which made us into the company we are today.

We also believe that strength emanates from diversity of points of view. Therefore, this year's annual report format is somewhat different than in past years. In addition to hearing from me, we believe you should hear from those who are closer to the day-to-day operation of the business. Rob Sands, Constellation Brands president and chief operating officer; Andy Berk, Constellation Beers and Spirits, chief executive officer; Jon Moramarco, chief executive officer of Constellation International; and José Fernandez, chief executive officer of Constellation Wines U.S., will each provide insights about our fiscal 2007 business in question and answer interview sections. We hope you'll agree that this format provides an interesting insight into the growing world of Constellation Brands.

Thank you for supporting our company, and our brands, in fiscal 2007.

Sincerely,

Richard Sands


1.10
1.03
1.19
1.36
1.38
FY 03
04
05
06
07

Reported Diluted Earnings Per Share


1.04
1.25
1.35
1.59
1.68
FY 03
04
05
06
07

Comparable Diluted Earnings Per Share

Fiscal 2007 was a dynamic year of strategic change for Constellation Brands. How and why did all of that come about? From a strategic business standpoint, there was indeed a lot of activity in fiscal 2007. We added a strategically important wine business to our portfolio when we acquired Vincor, Canada's premier wine company, in June 2006. Canada became Constellation's fifth core market, joining the United States, United Kingdom, Australia and New Zealand. The integration details are discussed by Rob Sands in his section of the report. Then, in July we announced an agreement with Grupo Modelo S.A. de C.V. to form a joint venture to cover the entire U.S. for the Modelo portfolio. The joint venture, Crown Imports LLC, became operational on January 2, 2007, and for the first time since Grupo Modelo brands entered the U.S. market in 1978, they were being imported and marketed by a single entity, Crown Imports. On the spirits front, in the fourth quarter of fiscal 2007 we announced an agreement to acquire SVEDKA, the fastest growing major imported premium vodka in the U.S., and the transaction was consummated in March 2007. Andy Berk provides more color on the Crown Imports and SVEDKA transactions in his portion of this report.

Additionally, we fine tuned the structure for our wine business to maximize its potential to capitalize on opportunities and grow the business. In fiscal 2007 we also repurchased $100 million of our common stock to mitigate the dilutive effects of options provided to our employees as part of their performance-based compensation. We subsequently announced that our board of directors authorized us to repurchase up to an additional $500 million of our common stock. In April and May 2007, we consummated transactions that fully utilized this repurchase authorization. All-in-all, it's been a busy and productive year in which we focused our efforts upon harvesting opportunities that we believe deliver true growth and shareholder value.

How well did the company's fiscal 2007 performance live up to expectations? There were many positive aspects to our portfolio's performance in fiscal 2007, and there were also some short-term challenges – bumps in the road – which we are addressing. In general, our branded beverage alcohol businesses performed within our range of expectations.

Imported beers continued to perform very well, and the transition to the Crown Imports joint venture went very smoothly. Our U.S. and New Zealand wine businesses also turned in solid performances, while our spirits business overcame some challenges and turned in respectable results. Vincor's business came aboard in June 2006 and the integration went smoothly. The Vincor business performed as expected, as did our wholesale business in the U.K.

That leaves our remaining U.K. wine business and our Australian branded business. In the U.K., our business was impacted by the Australian wine surplus, which enabled the large grocery chains to buy inexpensive bulk wine and create low-cost, low-price, private label products that flooded the marketplace at the expense of established branded wines. However, we expect that as the Australian drought impacted the 2007 harvest, which was down approximately 30 percent from the prior year, and if industry projections are correct and the impact continues into 2008, the surplus should be significantly reduced. Bulk wine prices would continue to firm and branded Australian wines won't be competing with inexpensive private label products as Australian wine supply and demand would get closer to being in balance once again.

Additionally, our margins in the U.K. have been impacted by increases in duty levied on beverage alcohol in each of the past several years. The duty increased again in 2007, which is adversely impacting margins. Nevertheless, Constellation has a leading position in wine, especially Australian wine, in the U.K., and it is an important core consumption market for brands in our portfolio. We are taking action to both maintain our market share and improve profitability during this period in the U.K. Given the situation, I believe we turned in a good performance in fiscal 2007.

Why did you revise your long-term organic performance targets and goals late in the third quarter of fiscal 2007? We recalibrated our long-term (3-5 years) organic financial performance targets for a variety of reasons, including the movement of the high growth imported beer business from consolidation accounting to equity accounting along with the potential for higher interest and tax rates. Our long-term organic targets, which were announced at the November 2006 Constellation Brands investor meeting in New York City, are now: net sales in the mid-single-digit range; EBIT in the mid- to high-single-digit range; diluted EPS in the high-single to low-teen range; and increased ROIC of 25-50 bps annually. When complemented by acquisition growth, we anticipate diluted EPS will be in the low- to high-teens.

We continue to believe there remains a considerable number of upside value creation opportunities for our business. To mine that value, we've focused on gaining more efficiency from our asset base, new product development and innovation, appropriate investment in our infrastructure, as well as smaller, bolt-on acquisitions

"We've expanded to five core markets, have more than 250 brands in our portfolio, our products are sold in 150 countries..."

that will complement our existing business. While we will also continue to evaluate other opportunities on the beverage alcohol landscape, we will apply our financial discipline when assessing future fits with Constellation's existing business.

Additionally, we also believe we have opportunities to geographically expand our business, including Japan and the 14 European countries we have identified for growth. Someday we anticipate that there may also be opportunities in countries such as India and China, Latin America and other key growth regions around the world. I foresee our future growth plans as measured compared with our past growth, which has been somewhat exponential.

Constellation Brands has been an aggressive acquirer since the early 1990s. The company has grown from roughly $200 million in net sales to about $5 billion in approximately 15 years. We've expanded to five core markets, have more than 250 brands in our portfolio, our products are sold in 150 countries and we have about 60 facilities, approximately 9,200 employees and we are the largest wine producer in the world. By any measure, Constellation has grown, and we have grown fast. We've become an S&P 500 Index and Fortune 500 company in the past two years. We believe the future is bright.

Constellation is highly leveraged in an environment where tax and interest rates are going up as the business appears to be slowing, so how do you manage through that situation? Constellation Brands has a stellar record of de-leveraging after acquisitions take place, quickly paying down debt from free cash flow. We're confident in our ability to generate free cash flow to meet our needs and pay down debt in a reasonable period. Our fundamental business is sound. In fact, as I mentioned earlier, we invested $100 million in ourselves in fiscal 2007 through a board of directors authorized share repurchase plan, and we believe in the business enough to have announced the new $500 million fiscal 2008 share repurchase plan mentioned earlier.

Our prospects for growth remain good. Interest rates have inched up only slightly, and the incremental taxes we've paid are primarily due to the mix shift in the countries our profits are coming from. As the U.K. retail environment improves and the Australian wine surplus comes more into balance, we are optimistic that Constellation Brands will benefit from enhanced growth momentum.

Major international companies in many industries around the world are talking a lot about their values, and they are moving toward being environmentally "green," doing the right things for people and becoming sustainable enterprises. What is Constellation doing to help the environment? Constellation was founded on a value system that guides people throughout the organization to do the right thing. We encourage people to make the right decisions about how our business impacts the world and people around us. Our business is closely tied to the earth because our beverages are predominantly the products of grapes and other fruits, grain and other crops. Therefore, it is in our best interest to carefully consider the environmental impact for aspects of our business ranging from vineyard management to our carbon footprint, and from recycling to land and energy conservation.

Our Banrock Station brand from Australia is the preeminent wine for environmental conservation around the world. Known worldwide for the development and management of its namesake Australian wetlands, Banrock Station also supports many worthwhile projects.

Also, we are very proud that our Vincor wineries have achieved ISO 9000 certification for being safe, efficient, quality-driven facilities. In California, Constellation Wines U.S. has preserved a major wetland along the route of migratory birds that fly among the Americas. In the U.K., wine waste is used as a high protein livestock feed additive.

At facilities around the world, our management teams are exploring energy saving, self-sustaining options such as solar and wind electrical power generation, alternative fuel vehicles, use of more recycled materials and even things as simple as turning off the lights when they leave the office. Earth's environment is the only one we have, and at Constellation we take our share of responsibility for stewardship of nature's delicate balance.

In addition to our concern for environmental sustainability, we also focus resources on people in the form of support for arts, education, medicine and the communities where we have a presence. As an example, in British Columbia, Canada, our Vincor team has been working with the Osoyoos band under the leadership of Chief Clarence Louie to help with the economic development, training and education of this First Nation's people. Sustainability of our communities around the world is important to us, which is detailed at greater length in the Corporate Social Responsibility section of this report. People matter. The environment matters. We want to help both as much as possible.

What does the future hold for Constellation Brands? We expect growth. EPS growth. Market share growth. Revenue growth. Growth in share of voice throughout the international beverage alcohol sector. Growth of ideas. Growth of people's capabilities. Growth of the company's character. It's all about growth.


5.2
CAGR 18%
2.7
FY 03
07

Net Sales
(in billions)


64%
Net Sales from
North America
($3,346.9)
29%
Net Sales
from Europe
($1,518.8)



Branded Wine Net Sales

Fiscal 2007 (dollars in millions)


12% Australia/
New Zealand
($326.8)
18% Europe
($495.7)
70% North America
($1,933.2)

Having a broad portfolio that includes some of the world's best known and most popular branded wines gives Constellation Brands a measurable edge in the marketplace. With well-known brands from iconic wineries, such as Robert Mondavi, Hardys, Jackson-Triggs, and Franciscan Oakville Estate, the company is well-placed to provide consumers with a wide selection of remarkable wine varieties from quality brands they have come to know and trust.

Total Net Sales

Fiscal 2007 (dollars in millions)

With net sales of more than $5 billion in fiscal 2007, Constellation Brands has continued to demonstrate the company's successful strategy of harvesting opportunities within the discipline of a proven business model.


7%

Net Sales from
Australia/New Zealand
($350.7)

The Right Mix


WOODBRIDGE
HARDYS
2004 Barossa Valley
IMPORTED
BANROCK STATION
CHARDONNAY
SOUTH EASTERN AUSTRALIA
LIQUID LUXURY
HOGUE


BERRY AND PLUM FRUIT FLAVOURS
COMPLEMENT THE SPICY CHARACTERS
OF THIS TASTY AUSTRALIAN MERLOT


"Vincor has been a welcome and valued addition to the Constellation Brands family."
Rob Sands
President and
Chief Operating Officer

What was the most important development for Constellation's wine business in fiscal 2007? Without a doubt, the acquisition of Vincor International Inc. in June 2006 was the most significant wine event for Constellation Brands in fiscal 2007. Acquiring Vincor gave us a fifth core market – Canada – and outstanding brands and operations. The post-acquisition integration activities went very smoothly as brands based outside of Canada were absorbed into our existing operating companies and the Canadian business became a Constellation operating unit.

As a result of the acquisition, New Zealand's excellent Kim Crawford wines were aligned with Nobilo; in the U.S. the wonderful Toasted Head, Hogue and R.H. Phillips wines became part of Constellation Wines U.S.; Kumala from South Africa, and Western Wines, were folded into Constellation Europe; while brands such as Amberley and Goundrey were absorbed into the Hardy Wine Company portfolio in Australia. The Canadian portion of the business was renamed Vincor Canada and represents a terrific portfolio including the largest wine brand in Canada – Jackson-Triggs; one of the preeminent icewines of the world – Inniskillin; two joint ventures with French winemakers to produce outstanding Le Clos Jordanne and Osoyoos Larose wines; numerous other great wine offerings from British Columbia's Okanagan Valley and the Niagara Peninsula; the second largest refreshment beverage alcohol business in Canada with brands such as Hydra and Vex; more than 160 Wine Rack retail stores; and a wine kit business for those who have a desire to learn how to make their own wine at home.

We have already harvested benefits from increased distribution of our portfolio in Canada, as well as better international distribution and market penetration for wines such as Kumala, Kim Crawford, Toasted Head and others. Vincor complemented our world leadership position in wine by adding established brands with good volume and scale that have additional upside potential for increased international distribution. Canada is also an important consumer market for beverage alcohol, and Constellation's addition of Vincor has opened doors for expansion of our spirits business in Canada, with Effen Vodka and other Constellation Brands spirits establishing a foothold. Additionally, Vincor has secured the prestigious position as official wine supplier for the 2010 Olympics in Vancouver, Canada, as well as sponsorship of the Canadian team in subsequent Olympic competitions.

With an array of high-quality consumer-preferred brands, Vincor has been a welcome and valued addition to the Constellation Brands family.

What was Constellation's rationale for the Crown Imports joint venture with Grupo Modelo? In his section of this report, Andy Berk will provide more specifics and context around how the joint venture functions. However, I can say that prior to the formation of Crown Imports, Constellation Brands and its imported beer team at Barton Incorporated, worked diligently and effectively grew the Grupo Modelo brands in its territory primarily in the western U.S. for nearly three decades. These brands were first imported to the U.S. in 1978, and Barton sold 150,000 cases that year. In 2006 Barton sold more than 70 million cases of Grupo Modelo beers in its primarily western U.S. territory. This growth has been phenomenal and we believe these brands will continue to grow.

Giving Corona Extra, Corona Light, Pacifico, Negra Modelo and Modelo Especial nationwide marketing support means that Crown Imports will be able to implement a consistent and focused marketing effort for these brands. I think it's a tribute to the many Barton people who worked so hard for so many years that Grupo Modelo was comfortable entering into this joint venture with us because we have a proven record for maximizing the growth potential for these brands.

It is also encouraging that Crown Imports was able to add to its portfolio the St. Pauli Girl and Tsingtao brands that Barton had imported, marketed and sold in the U.S.

In this report, two months of beer net sales were no longer included in gross and net sales lines due to the joint venture start-up on January 2, 2007. Going forward, none of the Crown Imports joint venture beer net sales will appear as net sales in the company's income statement. Earnings from the joint venture will show up as equity in earnings of equity method investees in Constellation Brands earnings news releases and SEC filings.

What was the significant news for Constellation's spirits business in fiscal 2007? While Richard touched on it, and Andy will elaborate, our biggest news was the SVEDKA Vodka acquisition, which was announced in fiscal 2007 and completed in March 2007. Operationally, this brand gives us a terrific premium spirits platform in the U.S. from which we can leverage other premium brands. As we have publicly stated for a few years, we intend to expand our presence in the premium and luxury spirits categories.

Increasingly, it has been a challenge to get comfortable with the high prices and multiples being paid for spirits brands, some of which are not well established. We continue to believe that it is important to maintain our financial discipline when determining whether or not to move forward with a potential acquisition. We believe SVEDKA has the track record and earmarks of a good long-term growth brand for Constellation, and we have identified unharvested opportunities for the brand in many U.S. markets where, for example, its flavor offerings are underdeveloped. This is the type of acquisition that we strongly believe will help us achieve our long-term spirits portfolio development objectives.

The SVEDKA marketing and sales team will continue to work from their New York City offices and we anticipate the brand will retain its cutting edge marketing efforts, including advertising with a futuristic theme.

Why does it seem as though the situation in the U.K. and Australia is impacting Constellation Brands more severely than other beverage alcohol companies? To understand the situation, one has to know about what's been popular with U.K. wine consumers for the past several years. A few years ago Australia surpassed France as the largest country of origin for wine imported to the U.K. Constellation Brands has the market share lead for Australian wine in the U.K. That's been a good thing until the recent Australian wine surplus which built up over consecutive years of large harvests, culminating with the record wine grape crop of 2006.

With a wine surplus estimated at 500 million liters, the Australian wine supply well exceeded demand and the price of bulk wine dropped significantly. Some Australian wine companies have gone out of business, while others have struggled because they do not have the portfolio breadth or distribution scale of Constellation Brands. However, inexpensive bulk Australian wine has led to the creation of low-cost, private label brands introduced by U.K. grocery retailers, which has impacted branded wine sales for Australian wine in the U.K.

Wine cycles result in alternating shortages and surpluses and, occasionally, marketplace balance in supply and demand. While there has been recent pricing softness in the U.K. market resulting from an abundance of inexpensive Australian bulk wines, the pendulum appears to be swinging back the other way. Australia has been experiencing severe drought, combined with late spring frost, and the 2007 harvest came in approximately 30 percent lower than the 2006 harvest. With irrigation water being at a premium, we believe wine grape vines are not likely to receive the appropriate amount of water to replenish them for the 2008 harvest. This suggests the 2008 harvest and crush could be significantly lower than the 2007 wine grape crush. If that happens, the surplus should be reduced by the end of calendar 2008, and wine grape pricing would likely firm as supply and demand move closer to equilibrium.

No doubt, the surplus has impacted our fiscal 2007 results, and, as we've indicated, we expect that it will impact fiscal 2008 as well. We are more optimistic about fiscal 2009 and beyond, although what has become an annual increase in U.K. alcohol duties is an ongoing concern. To attempt to mitigate these impacts, Constellation Europe is implementing measures to increase revenue by emphasizing higher price point wines associated with consumer trade-up, expanding additional channels of distribution, expanding our presence throughout mainland Europe, introducing additional new premium products and maximizing operational efficiencies.

Why all of the restructuring and reorganization in fiscal 2007? Because we have been an acquisitive company, at Constellation we are always evaluating ways to refine our organizational and operational structure to achieve the highest possible levels of efficiencies while maximizing asset utilization and maintaining quality. In fiscal 2007 we realigned some of the worldwide wine reporting structure resulting from a few senior level management retirements. In addition, we explored ways to improve our operational footprint in California, the U.K. and Australia. We also took advantage of the opportunities to sell non-core assets such as Strathmore water in the U.K. and some cool climate vineyards in Australia.

We also continued to invest in the development of additional capacity for wine coming from New Zealand's popular Marlborough region, while adding crush capacity at wineries including the one at Gonzales, California, and increasing bottling capacity at wineries such as Woodbridge at Lodi, California. We announced the plan to build a second National Distribution Center at Bristol, England, and consolidate numerous satellite distribution depots into an efficient and centralized facility. Additionally, we announced plans for new bottling capabilities in the U.K., which will allow us to ship bulk wine there, bottle it locally and reduce transportation costs.

These examples underscore our commitment to both grow the business and maximize efficiencies with our stated goal of increasing shareholder value over the long-term.

What are the biggest challenges facing Constellation Brands as a business? That's an interesting question because like any other business, there are known risks and unknown risks. Certainly, the known risks fall into some major categories, including the competitive landscape, supplier and customer consolidation, government regulation, increased taxation, economic cycles, wine grape cycles, cost inflation, geopolitical trade barriers and others.

To the best of our ability we keep our fingers on the pulse of those risk factors which we know exist, and we work diligently to mitigate their potential impact. However, we have no intention of becoming complacent, we will remain vigilant, and we will protect our rights to conduct business and compete in markets around the world. From a management standpoint, we're investing resources into development of our key personnel around the world, and I am confident that we have the bench strength to take advantage of opportunities, or address virtually any challenge that comes our way.

In the near term, working with our distributors, we are reducing wine inventory in the U.S. to better meet their requirements based on industry consolidation and technology improvements, and we're working our way through the Australian wine surplus that has impacted the U.K. competitive environment.

Now that you've touched on some of the risks, what can you tell us about opportunities for Constellation Brands going forward? As we've stated, Constellation Brands is always looking for ways to harvest opportunities and generate long-term true growth that translates into shareholder value. I believe we've built a reputation for doing what we say we're going to do, which has resulted in a sustained period of sales growth over many years. As we grew from about $200 million in net sales in 1991, to more than $5 billion in fiscal 2007, shareholder value has also grown.

We've been viewed by industry observers as a results oriented company. In 2005 our market capitalization landed us a spot on the Standard & Poor's (S&P) 500 Index of companies, a prestigious accomplishment indeed. That was followed by Constellation Brands joining Fortune magazine's 500 top companies list in 2006, and in early 2007 we earned a place on the list of Fortune's most admired companies in America. These acknowledgements reflect the hard work and efforts the Constellation Brands worldwide team invests to grow the business on a day-to-day basis.

Additionally, we've identified 14 countries throughout Europe, and Japan, where we are going to focus our efforts to expand our presence in wine and spirits. In support of this initiative, we have strengthened our distribution relationships in the Baltic and Nordic regions, as well as expanded our relationship with Baron Philippe de Rothschild S.A. through an agreement for them to sell our wines in France. We believe there are many additional opportunities in our core markets.

New product development is also important and allows us to participate in consumer trends, which led to the introduction of a Chi-Chi's pre-mixed pomegranate cocktail and Effen Vodka adding a raspberry flavor to its line-up. Woodbridge by Robert Mondavi added a Pinot Noir to its popular line of varietal wines, Melbourne Lounge was added to the U.K. product mix for more discerning wine drinkers, Le Clos Jordanne released its first vintage of high-end wines in Canada and Hardy introduced its innovative single-serve Shuttle wines which include a twist-off plastic drinking glass. Modelo Especial introduced 24-ounce cans in the eastern U.S. These are only a few examples of new product development, line extensions and packaging innovation that help Constellation Brands maintain its international beverage alcohol leadership position.

Regarding our infrastructure, we continually evaluate ways to further refine our operational footprint around the world and improve our already honed capabilities to take advantage of consumer trends. We will continue to make every effort to build upon a rich heritage of delivering value for our shareholders.


SAWMILL

The Vincor story began in 1874 with the establishment of the Niagara Falls Wine Company. By 2006, Vincor had become the top wine company in Canada. On June 5, 2006, Vincor became part of the Constellation Brands family, adding Canada as a fifth core market to the company's key geographies. Vincor Canada's well-known portfolio of popular, premium, and fine wines includes Jackson-Triggs, Canada's largest brand, Naked Grape, Osoyoos Larose, Inniskillin, Le Clos Jordanne, Sumac Ridge, Sawmill Creek, and the Oenology collection, which is exclusive to Quebec.

Vincor Canada has the second largest refreshment beverage business in Canada, with brands such as Vex, Canada Cooler and Hydra. These brands provide Vincor with a strong presence within the popular category known as 'coolers' and offer consumers who enjoy ready-to-drink alcohol beverages an exciting variety of choices.


wine rack

In addition to an impressive portfolio of wines, Vincor Canada has 165 Wine Rack retail stores in Ontario, offering an excellent selection of Vincor wine brands. The company also produces and markets the RJ Spagnol's and Vinoka ranges of winemaking kits for the growing number of consumers in Canada and the U.S. who enjoy making their own quality wine.



In early 2007, Vincor Canada officially announced its sponsorship for the 2010 Olympic and Paralympic Winter Games (VANOC), which ensures their place as "Official Supplier" in the wine product and service category for the 2010 Winter Games, in addition to sponsorship rights to the Canadian Olympic Team for Beijing 2008, Vancouver 2010 and the London 2012 Games. By honoring and supporting Canadian athletes, Vincor takes the spotlight on the world stage and highlights the role it plays as Canada's wine industry leader. This agreement is Vincor's most ambitious and broad-reaching sponsorship in Canada. As well as the release of the Jackson-Triggs Esprit™ wines, a specially bottled wine co-branded with the Vancouver 2010 emblem, Inniskillin, Sumac Ridge, Nk'Mip Cellars, Naked Grape, Sawmill Creek, See Ya Later Ranch and other Jackson-Triggs wines will all display the official Vancouver 2010 emblem prominently on their back labels.


VQA

In the early 1990s, Inniskillin was instrumental in working with other Canadian wineries to establish the Vintners Quality Alliance (VQA) program in Ontario and British Columbia, which resulted in the establishment of a very stringent appellation system in Canada, similar to that found in France and other European wine-producing countries. Many of Vincor's fine wines are VQA certified, which guarantees that at least 85% of the grapes used are grown within the stated appellation.


VQA
Inniskillin

Inniskillin Icewine is winter's gift to the wine lover. Genuine icewine must follow VQA regulations that prohibit any artificial freezing of grapes. The frozen grapes are painstakingly picked by hand in the winter then pressed while still frozen. The water in the juice remains frozen as a relatively small amount of sweet concentrated juice is extracted. This juice is then fermented very slowly for several months, producing a finished icewine that is intensely sweet and flavorful, yet one that delivers a clean, dry finish. In 1991, Inniskillin Icewine was awarded Le Grand Prix d'Honneur, the highest award presented at Vinexpo, Bordeaux, France.



Sales of premium spirits and imported beers continue to experience solid growth in the U.S. as consumers increasingly demonstrate a preference to trade up to premium alcohol beverage brands, with Constellation Brands well-positioned to meet this demand.




SVEDKA
Imported Swedish
VODKA
Product of Sweden
40% ALC BY VOL (80 PROOF)

Purchased by Constellation Brands in March 2007, award-winning SVEDKA, an 80 proof vodka produced in Sweden, is the fastest growing major imported premium vodka in the United States.

- Gold Medal Winner: 2006 San Francisco World Spirits Competition (Clementine)
- Gold Medal Winner: 2005 San Francisco Wine & Spirits Competition
- Gold Medal Winner: 2005 Monde Selection, Brussels
- 93 Points & "Best Buy": Wine Enthusiast Magazine, 1999 and 2004

CROWN IMPORTS

Premium imported beer is one of the fastest growing beer categories in the United States. Crown Imports LLC, a joint venture between Constellation Brands and Grupo Modelo of Mexico, manages six of the top-selling 25 imported beers with sales across the U.S. of approximately 160 million cases annually. Constellation's Chicago-based beer group began importing Grupo Modelo brands to the U.S. in 1978, serving 25 primarily western states. Corona Extra, Grupo Modelo's flagship brand, has been the number one imported beer to the U.S. since 1997. Other Grupo Modelo brands include Corona Light, Modelo Especial, Negra Modelo and Pacifico. This joint venture marks the first time since the 1978 introduction of Grupo Modelo brands into the U.S. that they have all been imported and marketed by a single entity. The Crown Imports beer portfolio also includes the St. Pauli Girl and Tsingtao premium imported beers from Germany and China, respectively.




TSINGTAO
Corona
Light
Corona
Extra

"We have identified 14 European countries, including Russia, France, Poland, the Czech Republic and others that represent potential growth for our wine and spirits portfolio..."

A lot has been written and discussed about the U.K. and Australia challenges faced by Constellation Brands. Richard and Rob both touched on the situation in their sections of this report. Could you provide a closer look at the causal aspects and how this situation is being addressed? Well, first let me say that addressing the U.K./Australia challenges is underway. I think it's important to reiterate that there is no quick fix, and the groundwork we're laying now is for long-term growth throughout Europe, including the U.K. Just as it took a few years of large Australian harvests, combined with slowing wine consumption growth in the U.K. to create the current situation, it will take some time to work through the solutions. I am confident that we will be able to accomplish what we set out to achieve.

To put everything that is going on in the U.K. and Australia into perspective, one has to reflect upon the growing popularity of New World Wine and what that has meant to both countries. For two decades, the popularity of Australian wines has been increasing in many parts of the world, yet no place compares to the U.K. for consuming wine from Down Under. At the dawn of the 21st century, the lighter, fruity wines from Australia hit stride in the U.K. A few years ago Australia overtook France as the top country of origin for wine consumed by the British. Correspondingly, more and more grapevine acreage was planted in Australia as supply tried to keep pace with demand.

In 2003, Constellation Brands purchased BRL Hardy, which made us the largest wine producer in the world, and the top wine producer in Australia. As a result, we've ridden the crest of the popularity wave for Australian wine. Yet, in the past three calendar years, 2004-2006, the Australian wine grape harvests were very large, which is just about the time wine volume growth in the U.K. began to lose a bit of momentum. Wine consumers in the U.K. are probably not going to drink much more wine per capita. Almost 80 percent of those who consume alcohol in the U.K. drink wine, and the per capita wine consumption volume is significantly greater than it is in the U.S.

So, with the bumper crops of grapes that were crushed into wine combined with a slower growth trajectory for wine consumption, it became abundantly clear as to how the Australian wine surplus came about. The surplus, estimated by government and industry sources to be approximately 500 million liters at the height of the glut, has enabled the large grocery retail chains in the U.K. to purchase good quality bulk Australian wine at very low prices. The grocery chains created private label brands that compete with branded wines produced by companies such as Constellation Brands. Additionally, the surplus, together with heavy promotional activity for branded wines in these chains, has resulted in retail pricing pressure which squeezes producer margins from the top. A handful of U.K. grocery chains control 80 percent of the grocery volume in the U.K. Duty increases for wine have become an annual occurrence in the U.K., further squeezing producer margins from the bottom.

While so much inexpensive wine may be good for consumers, one might be led to ask why the U.K. is a good market for Constellation Brands. Well, we have the leading market share of Australian wine in the U.K. Additionally, the U.K. is one of Constellation's five core markets, which provides opportunities for our wines from the U.S., South Africa, New Zealand and Canada. Wine also remains a growth market in the U.K. We also believe there are opportunities to educate consumers about trading up to better wines than the majority of bottles sold at £3.99. Growth opportunities also exist in channels other than major grocery chains, including convenience stores; cash and carry retailers; on-premise venues including clubs, pubs, restaurants and hotels; and other channels. It is for these reasons that we continue to believe the U.K. is a market in which we want to remain a beverage alcohol leader and there are opportunities to continue growing our business.

In August 2006 Constellation Brands announced initiatives to improve efficiencies and asset utilization in the U.K. and Australia. In the U.K. we've started streamlining our distribution with a plan to build a second National Distribution Center at Bristol, England. Doing so will consolidate numerous satellite warehouses and create critical mass synergies allowing us to do a better job for our customers from a base of concentrated resources. Additionally, we expect to bring new bottling operations on line in 2009 allowing us to import bulk wine into the U.K. and bottle it at Bristol, thereby reducing the cost of shipping finished goods around the world. There is also an effort underway to change our business process design, with the dual goals of better service to customers and greater effectiveness and efficiencies for Constellation Europe in the way it conducts its business. We are also developing new wines to improve our product mix in the U.K. and offer consumers higher-end brands that help them trade up. Examples are the recently launched Melbourne Lounge and Horseshoe Row lines. We've also seen a continuing increase in demand for premium and higher-end California wines such as Robert Mondavi Woodbridge, Echo Falls and others.

In an effort to focus on our core business, we decided to sell our Strathmore water brand. We also followed through with a strategic price increase for Kumala, the leading wine from South Africa sold in the U.K. Before Kumala joined our portfolio as a result of the Vincor acquisition, the decision had been made by Vincor management to increase the price, which resulted in a significant, yet anticipated, volume decrease in fiscal 2007. As a result of the price increase, however, the profitability of this wine brand did not suffer, and over the long term we have plans to regain lost volume.


Jon Moramarco
Chief Executive Officer
Constellation International

We are also working diligently to change the U.K. wine market dynamics by educating consumers about better wines from around the world. The existing market that seems stuck at a £3.99 bottle of wine is not sustainable given the regularly increasing U.K. duty and retail price promotion at this level. We are working with the large multiple chain grocers, and signs are encouraging. Lastly, as the Australian wine surplus is reduced by a short 2007 crop impacted by spring frost for cool climate grapes and drought for both cool and warm climate grapes, we could see bulk wine prices firm in the next year or so. With the 2007 harvest down approximately 30 percent from 2006, the Hardy Wine Company crush down about 25 percent, and ongoing drought a major concern due to irrigation restrictions, the wine grape supply and demand cycle may come into balance by fiscal 2009.

On March 1, 2007, Troy Christensen moved from Constellation Europe's chief financial officer to its president, filling the position I vacated to become chief executive officer of Constellation International. Troy is a capable leader, with a capable team, and I am confident that Constellation Europe is in great hands.

What are your plans for the rest of Europe? We know there are many opportunities to expand our business in Europe. We have identified 14 European countries, including Russia, France, Poland, the Czech Republic and others that represent potential growth for our wine and spirits portfolio as these national and regional economies continue to gain momentum. As fiscal 2007 drew to a close, we were finalizing agreements to expand the distribution of our wines and spirits throughout Baltic and Nordic countries, as well as in France. We also see Old World Wine synergy opportunities between Europe and Canada, and potentially some bolt-on brand and distribution acquisition opportunities. Our goal is to continue efforts to grow our business throughout Europe and generate long-term value.

You also have responsibilities for the Australian and New Zealand domestic markets, so tell us about the news from that part of the world. I believe that the domestic markets in both Australia and New Zealand remain sound, and in fiscal 2007 we increased our market share in New Zealand. We're the largest wine producer in Australia and the second largest in New Zealand, so we know both markets well, and we know the export potential for both. We also know the import potential for both, and we began shipping Effen Vodka to Australia in late fiscal 2007. This is an example of selling across not only international borders, but also across beverage alcohol categories.

The Vincor acquisition gave us wines such as Amberley and Goundrey from Western Australia, and Kim Crawford from New Zealand. In Western Australia we have improved our production by combining and streamlining existing Hardy winemaking activities with those from the additions of Vincor's Australian portfolio. Our review of operations is an ongoing process, with the goal of always trying to identify ways to improve our operations by reducing costs and increasing efficiency.

Hardy is also breaking new ground with innovations such as the "Shuttle," a single-serve portion of wine in a PET (plastic) bottle with a closure that becomes a plastic drinking glass when it is twisted off the top of the bottle. This innovative product is ideal for events such as sports, receptions, outdoor events, entertaining at home, for use by airlines, etc. The Shuttle, which is available in Australia and spreading to other Constellation Brands markets, is yet one example of the type of innovation that differentiates our brands from the pack.

Given the severity of the current drought in Australia, it is likely the 2008 harvest and crush will be impacted by ongoing water restrictions. While the current surplus could come into balance by fiscal 2009, we'll keep our eyes on the situation to determine how a protracted drought could impact longer term supplies. Regardless of the water supply, I think it is also important to mention that we strongly believe we are well-positioned with our grape contracts with the many growers we rely upon throughout Australia. We have strong relationships built over many years. Nevertheless, without adequate irrigation water they will face a challenge growing wine grapes.

Late in fiscal 2007 we were fortunate to secure John Grant as the new president at Hardy Wine Company, replacing David Woods, who, in 2006, announced his retirement in spring 2007. John's appointment became effective March 1, 2007, and David Woods worked with him through a seamless transition.

Regarding New Zealand, the popularity of wines coming from this nation continues to grow rapidly, especially in the U.S., where vintages of varietals such as Sauvignon Blanc are in great demand. With House of Nobilo, Kim Crawford and Monkey Bay, we have some of the finest New Zealand Sauvignon Blancs available. Nobilo had a terrific year in fiscal 2007, as did Kim Crawford, which became part of the Constellation Brands family through the Vincor acquisition. The growth of New World Wines from New Zealand is limited by the available land for vineyards. In fiscal 2007 Constellation Brands committed to increasing its vineyard footprint in New Zealand to keep pace with demand. A significant capital investment in vineyard land was made, which was subsequently complemented by the addition of Kim Crawford wines.

What are you doing to grow your business elsewhere? In addition to Constellation International's core markets of the U.K., Australia and New Zealand, we are active in Japan, and we're assessing opportunities in other parts of Asia and Latin America.


RUBIS
PRIMITIVO-MERLOT

New and innovative brands are second nature to Constellation Brands and nowhere is this more evident than in the very competitive U.K. and European markets. In 2006, Constellation Europe, located in Guildford, England, launched three new exclusive wines; Da Luca, a range of fine Italian wines from world-class winemaker Scipione 'Luca' Giuliani, which encompasses all of the tradition, passion, style and warmth of Italy; Melbourne Lounge, an easy-to-drink Australian range of white and red designed for today's casual entertaining; and Rubis, a very drinkable blend of fortified red wine and fine chocolate that can be enjoyed as an after dinner drink or to sip on its own.

Innovation is defined by this ingenious little bottle with a twist off plastic wine glass lid. The "shuttle" – launched by Hardy Wine Company in 2006 – is quickly redefining the way consumers enjoy wine. Containing a single 187ml serving, the recyclable "shuttle" provides wine drinkers in Australia and the U.K. a convenient way to enjoy their favorite Hardys Chardonnay or Shiraz in places where traditional bottles or glasses can't go.




WINE OF SOUTH AFRICA
PINOTAGE-SHIRAZ

The market for South African wine is significant and Kumala is a winning range of wines from the Western Cape. The mild climate of the area, tempered by ocean breezes, provides the perfect conditions for the grapes that become Kumala – a Natural Treasure from South Africa and the leading South African wine in the U.K.


STONE'S
Special Reserve
GREEN GINGER WINE

In the U.K., Constellation Brands is proud to have three iconic British brands in its portfolio: Babycham, a classic sparkling Perry that was created in 1952 and quickly captured the favor of British women; Stone's Ginger Wine, with a pedigree dating back to 1740; and QC Sherry, a well-known and popular fortified wine.


BANROCK STATION
CHARDONNAY
SINCE 1878
Stowells
CHARDONNAY
ECHO FALLS

Wine enthusiasts in the U.K. and Europe appreciate the wide selection of fine wines offered by Constellation. Well-known and popular brands include, Robert Mondavi Woodbridge, Hardys, Banrock Station, Stowells, Kim Crawford, and Nobilo.

"SVEDKA also fits nicely into our premium spirits portfolio where we did not have an offering."

Crown Imports was the biggest news for your beer business in fiscal 2007, so how well did the Crown Imports joint venture come together and what are the early performance indicators telling you? Clearly, the formation of Crown Imports was the headline grabber for our imported beer business in fiscal 2007. We were very pleased that Grupo Modelo placed high value on our 28-year relationship, experience, expertise and results and had a desire to enter into a joint venture with us. This is the first time there is a consolidated marketing approach to consumers and our retail customers for Grupo Modelo brands across the entire U.S. Having the ability to execute nationwide marketing efforts such as promotions, sponsorships and advertising should prove to be very beneficial as we look to maximize the potential long-term growth momentum for these brands. Crown Imports is the leading beer importer in the U.S., and its portfolio is very important to wholesalers and retailers because it provides them with increasing volume off a significant base and high per-case margins.

Although the overall transition to Crown Imports was smooth, as with any change of this magnitude, the new joint venture encountered a few minor challenges. The Crown Imports team quickly addressed these items, which did not impede the timetable for either ramping up the organization or implementing the JV on January 2, 2007. Once that happened, we took a look at the unilateral price increase the previous importer implemented in the eastern U.S. in October 2006 and performed a market analysis that resulted in some changes in pricing. Because we take a market-by-market approach, we expect any future price movement would be implemented on a select market basis and only after careful analysis. Our view is that we're in this business for long-term growth and can only accomplish that goal in concert with our distributors and retail partners.

Overall, I believe the creation and integration of Crown Imports has progressed extremely well, and that is due in large part to the terrific team effort by Bill Hackett, president of Crown Imports, his team that moved over from Barton Beers and Grupo Modelo. We anticipate more growth and good things ahead for Crown Imports as the organization gains traction throughout fiscal 2008.

What happens at the end of the 10-year agreement with Grupo Modelo? We really can't speculate about something that far into the future, and it wouldn't be appropriate to even try. We have a long-standing and solid relationship with Grupo Modelo, and, as Rob mentioned in his portion of the report's narrative, under Constellation Brands and Barton Incorporated, the brands in the imported beer portfolio have typically outperformed their imported and domestic peers' annual growth by significant amounts. We're focused on strengthening that performance and relationship.

Turning to spirits, explain the rationale behind the SVEDKA acquisition, given that the company prefers to avoid dilutive acquisitions. Anyone looking at SVEDKA's performance since its introduction to the U.S. market in 1998 would have to conclude that this imported premium vodka has experienced an incredible growth trajectory and should be viewed as a fantastic success story. Through effective marketing, advertising, positioning and packaging, SVEDKA has connected and resonated with consumers. In calendar 2006 the brand topped one million annual cases, and was up 60 percent versus 2005. We believe this powerhouse brand provides us with an excellent foundation from which we look to leverage our existing and future premium spirits portfolio for growth.

Given the prices and multiples some higher-end spirits have commanded over the last few years, SVEDKA was much more in line with our financial discipline and mantra not to overpay for an acquisition. As the acquisition unfolded we made a commitment to provide incremental investment behind the brand in fiscal 2008 to support the growth of the brand. We believe the dilution to our earnings per share will be relatively short-term, whereas we will enjoy the benefits and value of having this brand in our portfolio over the long term.

SVEDKA also fits nicely into our premium spirits portfolio where we did not have an offering. Effen is in the super premium portion of the vodka category while the majority of our volume is in the value segment, where Barton has a market share above 20 percent. Value spirits account for approximately 40 percent of the total U.S. spirits volume and comprise the largest segment within the spirits category. As a premium imported vodka, SVEDKA filled a void in our portfolio. Additionally, the sweet spot in spirits growth is currently in the premium and super premium segments as consumers continue to trade up. From our point of view, this acquisition is a winner for Constellation Brands, including the benefit of having the fine New York-based team that built the brand remain in place to continue their stellar efforts.



Andy Berk
Chief Executive Officer
Constellation Beers & Spirits

There has been a lot of discussion about trading up, otherwise referred to as "premiumization." How can Constellation Brands compete in this space? That's a good question, and one we've been systematically addressing over the past few years as we've publicly stated that our desire is to grow our premium spirits business through our efforts in new product development, joint ventures, new agency agreements and acquisitions. Having a desire to significantly increase our premium spirits portfolio and accomplishing it in a disciplined financial manner can present numerous challenges. We believe we're making steady progress against our goal.

Currently, our spirits business is concentrated in the U.S., where we are the third largest spirits company. The majority of our spirits volume is concentrated in the value segment, primarily brands found in the wells at bars, clubs and restaurants or at key prices points for the 1.75 liter package at off-premise accounts, liquor stores, supermarkets or club stores. Black Velvet, a Canadian whisky bottled in the U.S., is our largest and one of our best known brands that is considered a value brand. While our desire is to grow our premium spirits portfolio, we want that expansion to take place without adversely impacting our value brands and market share, which helps absorb our spirits overhead production costs. Additionally, and as I've alluded to above, most major spirits brands and companies that have been for sale in the recent past have been very pricey, so much so that they were well beyond the comfort zone of our financial discipline.

What all of this means for our premium spirits growth efforts is that acquisitions are likely to be bolt-on purchases such as SVEDKA or Cocktails by Jenn and joint ventures like Effen Vodka. It also means that we need to continue leveraging the equity in existing brands such as the 99 Schnapps flavors, Paul Masson Grande Amber Brandy, the di Amore line, Black Velvet Reserve Canadian Whisky, Ridgemont Reserve 1792 Bourbon, Caravella, Old Pulteney and Speyburn single malt scotches and others. We will also seek to expand our distribution of brands such as Meukow Cognac where we have an agency relationship and are the exclusive U.S. importer.

Because consumers are demanding ever-more variety in spirits, line extensions and new product development are also important. As examples, in fiscal 2007 we added a raspberry flavor to the Effen Vodka line, joining regular and black cherry. We also added a pomegranate flavored pre-mixed cocktail to the Chi-Chi's line. We usually have new products under development, which will roll out when they are ready. Lastly, we believe there are export opportunities to be harvested outside of the U.S. In fiscal 2007 we began exporting Effen Vodka to Australia, and early indications are encouraging. We believe there are additional opportunities for Cocktails by Jenn, 1792 and SVEDKA, which we will be exploring. We are looking at other Constellation Brands core markets that may represent opportunities, including Canada and Europe.

In summary, we're making moves that should help us grow our premium spirits business in the U.S. and internationally, with the goal of creating more value over the long term.

Switching gears, there has been a growing concern around the world about the harmful impact of beverage alcohol. What is Constellation Brands doing to ensure it is part of the solution? Potential harm to people from the abusive consumption of beverage alcohol is a very complex issue, and one that concerns us deeply because it is not in our best interest for anyone to consume alcohol in excess. This subject is one of international interest, and it involves elements such as regional, national and local concerns; socio-economic and geopolitical points of view; responsibility; and many additional factors. While we believe there is no "one size fits all" global template for solving this issue, we do abide by voluntary industry codes for conduct and advertising and marketing practices, and we would like to have a voice at the table for any meaningful and rational macro discussion on the subject.

We know there are many credible studies pointing out the health benefits of moderate consumption of beverage alcohol, and that there are many critics who discount those reports. This issue often becomes emotional when it is debated, whether the debate takes place in America, the English parliament, Asian courts or on the world stage. Through our membership in The Century Council, we promote responsible drinking programs and messages in the United States. We also continue to work with industry, governments, peer companies and our customers to find solutions to the harmful impact of excessive consumption of beverage alcohol, while also ensuring that consumers continue to have the freedom of choice to purchase and consume our products in the geographic markets where they are sold.

The growing segment of style-conscious cocktail enthusiasts continues to increase the demand for premium spirits and Constellation Brands is well-positioned to meet this demand with a premium spirits portfolio that includes recent additions such as Effen Vodka, Meukow Cognac, Ridgemont Reserve 1792 Bourbon, Danfield's Private Reserve Canadian Whisky and SVEDKA vodka. Other premium spirits in the Constellation portfolio include Black Velvet Reserve, the 99 Schnapps range, Caravella, Di Amore and a host of well-known brands that consumers ask for by name in their favorite cocktails.


FFE
ODKA
99
BLACK
CH
792
CARAV
CLASSICO
BLA
VEL
Danfiel
RIVATE RES
PORTED CANAD
AGED 10

Corona Extra: Brewed and bottled in Mexico by Grupo Modelo, Corona Extra was introduced in the United States in the late 1970s, with Barton Beers, Ltd. importing and marketing to 25 primarily western states. The brand soon became the fastest growing imported beer in U.S. history.


Corona
Extra

Negra Modelo: Beer enthusiasts appreciate Negra Modelo's combination of full-bodied flavor and smooth drinkability. Negra Modelo is brewed and bottled in Mexico by Grupo Modelo, and is Mexico's top-selling dark beer and the #1 imported dark beer in the U.S.




PACIFICO
MAZATLAN

Pacifico: Think of the beaches of Baja, Mexico, and you'll find Pacifico: a beer that's somewhat off the beaten path, and brewed and bottled in Mexico by Grupo Modelo for the adventurer in each of us. Pacifico is the #17 imported beer in the U.S.


TSINGTAO BEER

Tsingtao: Introduced to the United States in 1972, Tsingtao soon became the top-selling Chinese beer in the U.S. market and has maintained this leadership position ever since. With its crisp, slight malt flavor and nutty sweet taste, Tsingtao Lager is an authentic Asian beer that turns a meal into a cultural experience.



Modelo Especial: Mexican cuisine seems to serve as a point of discovery for this full-flavored pilsner beer brand and the increasing popularity of Modelo Especial, brewed and bottled in Mexico by Grupo Modelo, has made it the #3 imported beer in the U.S.


Corona
Light


ST. PAULI GIRL

Corona Light: Introduced in the United States in 1989, Corona Light became the first imported beer to sell more than one million cases in its first full year of distribution. Corona Light is brewed and bottled in Mexico by Grupo Modelo, Mexico's largest brewer, and is the #7 imported beer and #1 imported light beer in the U.S.

St. Pauli Girl: The name, "St. Pauli" comes from the ancient St. Paul's Monastery on which the original St. Pauli Brewery was founded and built in the 17th Century. It is the #2 selling German Beer and the #21 selling imported beer in the U.S.


Jenn

Targeted to a mainly female audience, Cocktails by Jenn takes the work out of preparing cocktails and is the perfect answer for those with a busy, modern lifestyle. These naturally flavored, premium vodka martini cocktails come ready to serve and continue to wow consumers with fun flavors and innovative packaging.


POMEGRANATE



From traditional margaritas to pomegranate martinis, the Chi-Chi's range of ready mixed cocktails helps make entertaining fun and easy. Blended with ice or poured on the rocks, the Chi-Chi's range of cocktails is perfect for consumers with busy lifestyles and has everything needed to make today's fashionable cocktails in one convenient bottle.



José Fernandez
Chief Executive Officer
Constellation Wines U.S.

What were some of the major milestones at Constellation Wines U.S. in fiscal 2007? We made significant progress in a number of areas in fiscal 2007, including generating solid growth on our key brands such as Robert Mondavi, Woodbridge by Robert Mondavi, Blackstone, Simi, Ravenswood, Alice White and Arbor Mist. Across our portfolio, we continue to improve our mix, as we shift to a more premium range of wines. We streamlined our winemaking and operational footprint to improve quality and efficiency in our California wineries. We integrated the U.S. brands and wineries that came from the Vincor acquisition, with great additions to our portfolio such as Toasted Head, Hogue and R. H. Phillips. We introduced a number of exciting new brands and line extensions. We also completed Project Genome, a ground-breaking market research project that has given us unprecedented insight into consumer attitudes and desires in the U.S. wine market.

Could you detail how you leverage those consumer insights? We believe wine consumption in the U.S. is growing at a very healthy rate. At the same time, consumers continue to trade up, and most of the growth has been in higher-priced, premium wines. Also, the so-called millennial generation is coming of age, and these younger adult consumers of legal drinking age are embracing the enjoyment of wine as an integral part of their lifestyles. However, their attitudes and opinions about wine are quite different than previous generations. With this in mind, we have increased our focus on identifying and understanding the various segments that make up the base of wine consumers in the U.S., and making sure product development, communications and marketing are effective in reaching each of these segments. In fact, we have identified six very different groups of premium wine drinkers, and we work to ensure that we are offering each of these groups a wine experience that is exciting and relevant.

Today more than ever, our consumers are looking for variety and choice, and the breadth of our portfolio allows us to offer a wide range of strong brands, each with a compelling and distinctive reason for being.

For example, we have market-leading brands with great heritage and tradition, such as Robert Mondavi, Simi, and Franciscan. We have high-quality, innovative brands with more contemporary positioning such as Toasted Head, Ravenswood and Rex Goliath. Our consumer research allows us to effectively target each of these brands to different consumer segments and occasions, and to make sure we are speaking to each of these audiences with a relevant voice.

Consumer insights also drive our new product development activity, which has been a source of strong growth over the past year. For instance, many consumers are looking for convenience, and some occasions are not exactly conducive to pulling a cork from a traditional wine bottle. So we have introduced brands like Black Box and Trove, which offer premium wines in a bag-in-box format that can be enjoyed a glass at a time, and keeps wine fresh for more than month after opening. We have premium wines with screw-caps such as Twin Fin and Kim Crawford. We have single-serve packs for Woodbridge, and Tetra-Pak Vendange. This past year, we created and introduced Red Guitar, a new brand from Spain. Pinot Noir is growing, so we introduced Woodbridge Pinot Noir, which

"Consumer insights also drive our new product development activity..."

has been a great success, quickly becoming one of the best-selling Pinots in the market. Consumer interest in premium rose wines is growing, so we introduced Simi Rosato.

Our consumer insights also allow us to provide a valued service to our key trade customers. For example, we assist our large chain accounts in developing consumer-based strategies for product selection, assortment, promotional activity and shelf management. Based on our Project Genome consumer segmentation model, and our demographic data, we are able to accurately predict the breakdown of each of the six segments by zip code in the U.S. This allows us to tailor our recommendations for chains on a store-by-store basis, and to optimize the product selection and promotional activity for each location. This is one of many areas that allow us to develop strategic relationships with our key retail partners.

How are you better utilizing your wineries and production facilities? As I've mentioned, in fiscal 2007 we completed a major project to improve our winemaking and operational footprint in California. We expanded grape crush capacity at our Gonzales winery by more than 50 percent, and invested in upgrading the facility, transforming it into a state-of-the-art winery capable of producing very high-quality white and red wines. This facility is situated in Monterey County, on California's Central Coast, and primarily produces wines for Blackstone and Robert Mondavi Private Selection. We expanded bottling capacity at the Woodbridge winery in Lodi, upgraded packaging capabilities at our Mission Bell winery in Madera and expanded shipping capabilities at our Lodi Distribution Center. We've also upgraded our bottling line at Ravenswood, in Sonoma, and have done a lot of work in our vineyards to improve quality. These are examples of investments we've made in the business to maximize the efficiency and utilization of our operational assets going forward, and to ensure that our winemaking and production footprint is in sync with the changing shift in our product mix.

How was the 2006 California harvest? It was smaller than the 2005 harvest by a significant amount, but that was expected because 2005 was a very large harvest. The quality of the fruit was very good in 2006 and we believe the smaller harvest has resulted in supply and demand being more in balance after the large harvest in 2005. As always, there are some varieties that are long, meaning plentiful, while there are some that are always short, meaning we wish we had more. Pinot Noir, Pinot Grigio, and Riesling have been in demand the last few years, and we've improved our ability to deliver more of those varieties to the consumer, which is evident by the list of new products I referenced earlier.

Please explain the rationale behind the inventory reduction at wholesalers and distributors throughout the U.S. For the past four or five years, the amount of inventory our distributors carry has remained relatively constant, measured in day's stock on hand. With the rapid consolidation of the distributor tier in recent years, many of our wholesalers have become larger, and have developed more sophisticated supply chain management and inventory management systems. These improvements, together with better sales forecasting tools, have enabled distributors to service the market while carrying lower inventories than in the past. So it makes sense for us to work closely with our distributors to create efficiencies. This year, we are working closely with our distributors to reduce their inventories, while maintaining service levels. This will make our distributors more competitive in the marketplace by freeing up working capital that can be invested in brand-building activities. While this decision will have a one-time impact on our fiscal 2008 net sales as the de-stocking takes place, it is the right thing for the business, and the reception we have received from our customers has been very favorable and encouraging. This should be a win for all parties involved.

What are your thoughts on the U.S. wine business? It's a very healthy segment overall, and we believe it will continue to evolve toward more premium and high-end wines as a result of consumer demand. We believe the investments we have made position us extremely well to take advantage of the "premiumization" of wine in the U.S. At the same time, we are carefully managing the value part of our business to ensure that we are both competitive and profitable.

In sum, we have an unparalleled collection of distinctive brands, wineries and vineyards, and we have an extremely talented, experienced and engaged group of people throughout our organization that I believe are the best in the business. With the healthy overall market conditions for wine in the U.S., I believe we are well-positioned for continued growth and success.

From premium boxed wines to wine bottle minis, consumers are being provided packaging solutions that meet their demand for quality and convenience. Constellation knows consumers seek innovative options and continues to meet that need with a wide range of packaging from screw caps, to single servings, boxed wines and more.


TROVE
TROVE


WOODBRIDGE
BY ROBERT MONDAVI
PINOT NOIR
47
POUND
ROOSTER
2003
BORDEAUX
Estancia
RUFFINO
IL DUCALE
Arbor Mist
ZINFANDEL




TOASTED
HEAD
Shiraz
HOGUE
FUMÉ BLANC
SIMI



Kajmir, with its unique blend of premium brandy, fine vodka and vanilla, offers a new twist on the traditional cocktail and this exciting new blend is captivating consumers both on-premise and at retail nationwide.

The shift toward higher-priced wines is being driven by consumers who are making more sophisticated wine choices and expressing their preference by trading up to premium brands. Constellation Wines U.S. recently completed an unprecedented study that identified six groups of premium wine drinkers and the company is meeting consumer demand with a broad selection of fine wines such as Estancia, Simi, Hogue, Toasted Head, Blackstone, Ravenswood and Robert Mondavi Winery.

Corporate Social Responsibility

Since our founding in 1945, Constellation Brands has maintained a set of values that have guided the organization and its leadership, developed the company's character and created the foundation for what the company stands for in the eyes of its various constituents. At Constellation Brands, these values have been synonymous with reinvesting resources into communities where the company has a significant presence, and for supporting specific causes we are passionate about. Our goal is to help make communities a better place to live because we believe that people, as well as the environment in which they live, matter most.

Corporate Giving and Community Involvement

Through our corporate giving efforts, we place an emphasis on many worthwhile organizations that help improve peoples' lives. We try to address community needs in the region surrounding our headquarters in the Rochester area of Western New York, and the Canandaigua Lake area where the company was founded. Similarly, our operating companies support activities in their core markets around the world, including the United Kingdom, Canada, Australia, New Zealand and at other key locations in the United States. While it would be impossible to support every worthwhile cause, Constellation Brands does support a wide range of community-based organizations promoting education, health, the arts and other appropriate community needs.

As a leader in the beverage alcohol consumer packaged goods category, we believe we have a role and responsibility to make a long-term positive contribution to society and to the diverse peoples and points of view that populate the planet. Constellation Brands and its employees, through their volunteer efforts, provide a great deal of support financially and through donation of personal time and commitment, and takes a great deal of pride in representing the company. Some key examples of our corporate giving include:

Education

- Children with learning and developmental challenges
- Programs that help support wine and culinary education
- Science and business curriculums
- Diversity in business and the community

The Arts

- Theater
- Music
- Classical dance
- Film and film history
- Visual arts and art education

Health

- Cancer research and treatment
- Aids research and support
- Diabetes research
- Children's hospitals and care centers
- Emergency rescue and life support

Community Needs

- The United Way
- Land trusts
- Museums and science centers
- Salvation Army
- YMCA and YWCA
- Zoos
- Care centers for both the young and the elderly
- Historical centers and community education

While needs will always exceed our available funds, Constellation Brands will consider every request for support and evaluates each on its own merits. The company's decisions are based upon criteria established for this review process and more information is available at the company's Internet Web site: www.cbrands.com under the *In The Community* section, which is accessible by scrolling down from the *About Us* heading.

Safeguarding the Environment

Additionally, as an agriculturally based company, Constellation Brands feels it is one of our duties to be a steward for the protection of the environment that is so vitally important to current and future generations. Therefore, we place a great deal of importance on the conservation of resources, the preservation of nature, the sensible use and reuse of materials used for the production and marketing of our wide range of beverage alcohol brands, as well as on the environmental and economic sustainability of our business.

One example from fiscal 2007 involves Hardy Wine Company's $1.25 million (Canadian) donation, through the Banrock Station Wetlands Foundation Canada, to restore populations of native Atlantic Salmon to Lake Ontario, which borders the U.S. and Canada. The Banrock Station Wetland Complex in Australia is another example of this brand's environmental emphasis, and it was recently named one of the 1,200 Wetlands of International Importance by the world's preeminent wetlands organization, Ramsar. In the U.S., Arbor Mist established a donation program with the National Arbor Day Foundation and has funded the planting of more than 25,000 trees since 2003. Worldwide, the company looks to preserve, restore or protect habitat in regions where it does business and to support causes that are meaningful to our employees, customers, consumers and communities. From local projects such as "adopting" specific animal species at zoos in Rochester, N.Y., and San Antonio, Texas, to those with a more global focus, such as the substantial financial aid donated through the Red Cross to assist those affected by Hurricane Katrina in 2005 and the Tsunami in Asia a year earlier, Constellation Brands views its Corporate Social Responsibility as being a vital part of giving something back to the global community. Additional examples of practicing this philosophy include:

- Reintroduction of otters in the Netherlands;
- Reed bed preservation, restoration and conservation programs in England, Scotland and Ireland;
- A Pateke (brown teal mallard) recovery program in New Zealand;
- Whooping Crane captive breeding program in Canada, in addition to environmental programs in the provinces of Ontario, Nova Scotia and British Columbia;
- World Wildlife Fund bird education efforts in Finland;
- World Wildlife Fund climate change Polar Bear tracking efforts in the Artic Circle;
- Black stork recovery program in Denmark;
- Crested ibis bird recovery program in Japan;
- Prairie conservancy at Katy, Texas in the U.S., as well as other projects in Alaska, California, Connecticut, Florida, Georgia, Illinois, Louisiana, Minnesota, New Hampshire, New Jersey, Oregon, Pennsylvania, Rhode Island, South Carolina, Virginia and Washington;
- Additional environmental programs in the states of Queensland, Western Australia, South Australia, Victoria and New South Wales.

Going forward, Constellation Brands is exploring additional initiatives as part of its focus on supporting the environment. These areas of focus include:

- Explore the use of alternative fuel vehicles and/or hybrid vehicles for employees who use company supplied automobiles, trucks and specialized vehicles such as grape harvesting equipment.
- Explore the use of solar power generation for regional offices, wineries, tasting rooms and distribution centers where the climate makes this a viable alternative to use of electricity generated exclusively from fossil fuels. Locations to be examined include California and Washington in the United States, Australia, New Zealand and western Canada.
- Explore wind power as a method of generating electricity where the climate and weather conditions make this a viable alternative.
- Expand existing recycling programs for glass, metals, plastics, paper and fiberboard materials, as well as for any natural waste byproducts from wine or spirits production. Much is already being done in this area, especially with the reuse of grape pulp and seed waste, waste water treatment and material recycling.
- Wherever possible, increase use of recycled materials such as paper, plastic, glass, packaging materials from office and production usage.
- Review land and water management of Constellation Brands-owned sites with an emphasis upon environmental and business sustainability.
- Where logical synergies exist, work with governments and non-government organizations on potential land use for Constellation Brands owned parcels that are no longer in production.
- Include environmental information at education centers at public access points, such as wine tasting rooms and make this information available to a broad audience via our corporate Web site at www.cbrands.com.

Summary

Constellation Brands goals include being a good corporate citizen whenever and wherever the company touches peoples' lives. As a company, we support free enterprise and free trade, human rights, environmental protection and conservation, social and economic diversity, in addition to the values mentioned previously in this document. We believe that consumers around the world, of legal drinking age, should have the freedom to choose their beverage alcohol drink of preference and enjoy it responsibly. We will continue to provide high quality products and value to consumers. We will continue to be a company that truly values its employees as its most important assets. We will continue to be a contributing corporate member of society in each community where we have a presence. Periodically, we will make course corrections to achieve these goals, yet Constellation Brands will never compromise its values, nor will it break the trust developed from its stewardship of founder Marvin Sands' legacy created in a small, Western New York community in 1945.

Financial Highlights


843
760
627
666
699
568
559
410
487
405
FY 03 04 05 06 07

Operating Income
(in millions)

○ Reported Results
● Comparable Results


403
380
314
325
332
267
277
203
220
192
FY 03 04 05 06 07

Net Income
(in millions)

For the Years Ended February 28 or 29 *(in millions, except per share data)*	**2007**	2006	2005	2004	2003
Income Statement Reported Results					
Sales	**$6,401.8**	$5,707.0	$5,139.8	$4,469.3	$3,583.1
Net sales	**5,216.4**	4,603.5	4,087.6	3,552.4	2,731.6
Operating income	**699.0**	666.1	567.9	487.4	405.0
Equity in earnings of equity method investees	**49.9**	0.8	1.8	0.5	12.2
Net income	**331.9**	325.3	276.5	220.4	203.3
Diluted earnings per share	**1.38**	1.36	1.19	1.03	1.10
Income Statement Comparable Results					
Net sales	**$5,216.4**	$4,603.5	$4,087.6	$3,543.2	$2,731.6
Operating income	**842.6**	760.0	626.7	558.9	409.7
Equity in earnings of equity method investees	**52.7**	10.5	1.8	0.5	12.2
Net income	**403.3**	379.8	314.1	266.5	192.2
Diluted earnings per share	**1.68**	1.59	1.35	1.25	1.04
Cash Flow Data					
Net cash provided by operating activities	**$ 313.2**	$ 436.0	$ 320.7	$ 340.3	$ 236.1
Purchases of property, plant, and equipment	**(192.0)**	(132.5)	(119.7)	(105.1)	(71.6)
Excess tax benefits from stock-based payment awards	**21.4**	–	–	–	–
Free cash flow	**142.6**	303.5	201.0	235.2	164.5

Comparable financial results are provided because the company believes this information provides investors better insight on underlying business trends and results in order to evaluate year-over-year financial performance. Management uses this information in evaluating the results of continuing operations of the company and internal goal setting.

The comparable financial results reflect the exclusion of the following items: strategic business realignment activities including restructuring and related charges, acquisition-related integration costs, loss on the sale of the branded bottled water business, facility rationalization costs, accelerated depreciation costs and write-down of inventory in connection with the exit of a product line; the flow through of adverse grape cost associated with the Robert Mondavi acquisition; the flow through of inventory step-up associated with acquisitions and investments in equity method investees; due diligence costs associated with a potential acquisition offer; income tax adjustment in connection with the reversal of income tax accruals related to the completion of various income tax examinations; financing costs associated with the repayment of prior credit agreements and redemption of senior notes; net gain on sale of non-strategic assets; gain on transaction termination fee; relief from certain excise taxes, duty and other costs incurred in prior years; imputed interest charge associated with the Hardy acquisition; gains on changes in fair value of derivative investments associated with financing acquisitions; and foreign currency losses on foreign denominated intercompany loan balances associated with the Vincor acquisition.

The impact of excluding these items from the comparable financial results for: net sales totaled ($9.2) for 2004; operating income totaled $143.6 for 2007, $93.9 for 2006, $58.8 for 2005, $71.5 for 2004, and $4.8 for 2003; equity in earnings of equity method investees totaled $2.8 for 2007 and $9.8 for 2006; net income totaled $71.4 for 2007, $54.5 for 2006, $37.6 for 2005, $46.1 for 2004, and ($11.1) for 2003; diluted earnings per share totaled $0.30 for 2007, $0.23 for 2006, $0.16 for 2005, $0.22 for 2004, and ($0.06) for 2003. Net income and earnings per share amounts on a comparable basis are net of income taxes at a rate of 35.6% for 2007, 34.6% for 2006, 36% for 2005 and 2004, and 39.3% for 2003.

"Free cash flow", as defined in the reconciliation above, is considered a liquidity measure and provides useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

New Zealand	Australia	Europe	Canada	United States	Fine Wine
				*	Ambiente
*	*	*	*	*	Barossa Valley Estate
	*	*			Bay of Fires
		*	*	*	Blackstone
			*		Blackhorn
	*	*			Brookland Valley
*					Castle Cliffs
		*	*	*	Chateau Reynella
				*	Columbia Winery
*	*	*		*	Drylands
			*		Dumont
				*	Duo
	*				Emu Wine Company
				*	Escudo Rojo
		*	*	*	Estancia
			*	*	EXP
		*		*	Franciscan
	*	*	*	*	Goundrey Estate
			*		Hawthorne Mountain Vineyards
				*	Hayman & Hill
			*	*	Hogue Genesis
*	*	*	*	*	Houghton
*	*	*	*	*	Inniskillin
*	*	*	*	*	Kim Crawford
*	*	*	*	*	Leasingham
			*		Les Clos Jordanne
		*		*	Mount Veeder Winery
			*		NK'Mip Cellars
*	*	*	*	*	Nobilo
		*	*		Osoyoos Larose
		*	*	*	Ravenswood
		*	*	*	Robert Mondavi Winery
*					Rose Tree Cottage
*				*	Ruffino
*	*	*	*	*	Selaks
		*	*	*	Simi Winery
*	*	*	*		Starvedog Lane
			*		Sumac Ridge
*		*		*	The Jibe
	*	*	*		Thomas Hardy
	*	*	*	*	Tintara
				*	Toasted Head
			*		VQC
*		*			Yarra Burn

New Zealand	Australia	Europe	Canada	United States	Sparkling Wine
			*		Bambino Spumante
	*	*			Bay of Fires
*	*	*	*	*	Banrock Station
*	*	*		*	Barossa Valley Estates
	*	*			Berri Estates
				*	Chase Limogere
			*	*	Cook's
			*		Cresta Blanca
				*	Great Western
*	*	*	*	*	Hardys
				*	Henri Marchant
	*				Houghton
	*				Kamberra
				*	J. Bonet
				*	J. Roget
		*	*		Jackson-Triggs
*	*	*			Leasingham
				*	Le Domaine
			*		Le Foret Noire
			*	*	Mondoro
*					Nobilo
	*		*		Omni
			*		President
	*	*	*		Renmano
			*		See Ya Later Ranch
*		*			Selaks
	*				Sir James
	*	*			Starvedog Lane
*					Station Road Cuvee
			*		Sumac Ridge
				*	Taylor New York
	*	*			Tigress
*		*			White Cloud
	*	*			Yarra Burn

New Zealand	Australia	Europe	Canada	United States	Premium Wine
				*	3 Blind Moose
			*	*	Alice White
	*	*		*	Amberley
			*		Ancient Coast
			*		Antoine Bonet
*					Bach 22
*	*	*	*	*	Banrock Station
				*	Baron Philippe de Rothschild
	*	*			Bay of Fires
	*	*			Brookland Valley
			*		Caballero
				*	Coastal Vintners
				*	Covey Run
			*		Cuvee Imperiale
			*		Dalbray
		*	*		Da Luca
			*		DG
*					Fall Harvest
				*	Farallon
*		*		*	Fernleaf
	*	*	*		Four Emus
*	*	*	*	*	Hardys
		*			Horseshoe Row
*	*	*	*	*	Houghton
		*	*	*	Hogue Cellars
			*	*	Jackson-Triggs
*		*	*	*	Kelly's Revenge
		*	*	*	Kumala
			*		Laloux
				*	LaTerre
*	*	*	*	*	Leasingham
			*		Legrand
		*			Miavini
			*		Mini Vin
*	*		*	*	Monkey Bay
	*	*			Moondah Brook
				*	Mouton Cadet
			*		Naked Grape
			*		Okanagan
		*	*	*	Papio
			*		Plasir D'Amour
				*	Red Guitar
		*		*	Rex Goliath
		*	*	*	RH Phillips
		*	*	*	Robert Mondavi Private Selection
			*		Santa Isabela
			*		Santa Reina
	*				Savy
			*		See Ya Later Ranch
			*		Sawmill Creek
		*			Selaks
		*			Seventh Moon
		*			Shamwari
				*	Smashed Grapes
*					Station Road
		*		*	Ste. Chapelle
*	*	*	*	*	Stonehaven
		*			Stowells
		*	*	*	Talus Collection
	*	*			Tigress
				*	Trove
				*	Turner Road
		*	*	*	Twin Fin
			*		Veritas
			*		Veritas Bouvreuil
			*		Veritas Chapman
			*		Veritas Les Truffles
			*		Veritas Robert Serbie
				*	Via Firenze
		*			White Bluffs
*		*			White Cloud
				*	Widmer's
		*	*	*	Woodbridge by Robert Mondavi

Constellation

New Zealand	Australia	Europe	Canada	United States	Popular Wine
			*	*	Almaden
			*		Alpenweiss
			*	*	Arbor Mist
	*	*			Berri Estates
			*	*	Black Box
			*		Bonne Vigne
			*		Brights House
			*		Capistro
			*		Cartier
				*	Chateau LaSalle
			*		Du Marchand
		*		*	Echo Falls
			*		Entre-Lacs
				*	Estate Cellars
			*		Gala
*	*	*	*	*	Hardys
			*		Henri Charles Noiret
				*	Heritage
*	*	*	*		Houghton
		*		*	Inglenook
			*		Jouvenceau
			*		La Vinee
			*		L'Ambiance
			*		L'Entre-Cote
			*		L'Oiseau Bleu
			*		Le Villageois
				*	La Sierra
		*	*	*	Manischewitz
			*	*	Marcus James
			*		Maria Christina
		*			Melbourne Lounge
		*		*	Nathanson Creek
			*		Nobella
			*		Notre Vin Maison
		*		*	Paul Masson
				*	Paul Thomas
*	*	*	*		Renmano
			*		Rossini
*		*			Short Mile Bay
			*		Sola-Nero
	*		*		Stanley Wines
				*	St. Regis – Non Alcoholic
				*	Taylor California Cellars
				*	Taylor New York
			*		Toscano
			*		Vittori
		*	*	*	Vendange
			*		Veritas Caleta
	*				Vineyards of Australia
				*	Waltzing Vine

New Zealand	Australia	Europe	Canada	United States	Dessert Wine
			*		Aperossimo
			*		Bellini
	*				Berri Estates
			*		Branvin
	*				Brookland Valley
				*	Cisco
			*	*	Cribari
*	*				Hardys
		*	*	*	Inniskillin Icewine
				*	Italian Swiss Colony
			*	*	Jackson-Triggs Icewine
	*				Lauriston
	*				Leasingham
				*	Paul Masson
*	*				Renmano
	*				Chateau Reynella
			*		St. Georges
	*				Stanley Wines
			*	*	Taylor
				*	Widmer Dessert
			*	*	Richard's Wild Irish Rose

New Zealand	Australia	Europe	Canada	United States	Wine Style Drinks
		*			Babycham
		*			Concorde
		*			Country Manor
		*			Pink Lady
		*			Rougemont
		*			Rubis

Fortified Wines/Others

Brand	New Zealand	Australia	Europe	Canada	United States
74				★	
Armadillo			★		
Brights				★	
Cherry B			★		
Hermit				★	
Imperial				★	
K Ice			★		
London				★	
Old England			★		
Private Stock				★	
QC			★		
Sanatogen			★		
Scotsmac			★		
Snowball			★		
Stone's Ginger Wine			★		
Tribute				★	
Tudor Rose			★		
VP			★		
Whiteway's			★		

Refreshments

Brand	New Zealand	Australia	Europe	Canada	United States
Canada Cooler				★	
Growers Dry Cider				★	
Hydra				★	
Vex				★	

Beer

Brand	New Zealand	Australia	Europe	Canada	United States
Corona Extra					★
Corona Light					★
Modelo Especial					★
Negra Modelo					★
Pacifico					★
St. Pauli Girl Lager					★
St. Pauli Girl Special Dark					★
St. Pauli Non-alcoholic					★
Tsingtao Lager					★
Tsingtao Pure Draft					★

Cider

Brand	New Zealand	Australia	Europe	Canada	United States
Addlestones			★		
Blackthorn			★		
Cidermaster			★		
Diamond White			★		
Gaymer's Original Cider			★		
Gaymer's Olde English			★		
Ice Dragon			★		
K Cider			★		★
Natch			★		
Old Somerset			★		
Red C			★		
Special Vat			★		
Taunton Traditional			★		
White Star			★		

Spirits

Brand	New Zealand	Australia	Europe	Canada	United States
Premium Spirits					
99 Schnapps					★
Black Velvet Reserve					★
Caravella					★
Danfield's Private Reserve Canadian Whisky				★	★
di Amore					★
Effen Vodka		★	★	★	★
Kajmir					★
Meukow Cognac					★
Monte Alban Mezcal					★
Old Pulteney Single Malt Scotch					★
Paul Masson VSOP Grande Amber Brandy					★
Ridgemont Reserve 1792 Bourbon					★
Speyburn Single Malt Scotch					★
SVEDKA Vodka					★
Whiskey Blends					
Barton					★
Fleischmann's Preferred					★
Imperial					★
Old Thompson					★
Royale Club					★
Schenley Reserve					★
Bourbon					
Kentucky Tavern					★
Ten High					★
Tom Moore					★
Very Old Barton					★
Brandy					
Almaden					★
Barton					★
Fleischmann's CSR					★
Hartley					★
Jacques Bonet					★
Mr. Boston					★
Paul Masson Grande Amber				★	★
Canadian Whisky					
Barton					★
Black Velvet			★	★	★
Canadian Host					★
Canadian LTD					★
Canadian Supreme					★
Corby's					★
Golden Wedding				★	
MacNaughton					★
McMaster's					★
Northern Light				★	★
Schenley OFC					★
Cocktails					
Cocktails by Jenn		★		★	★
Chi-Chi's					★
Mr. Boston					★

Spirits

Brand	New Zealand	Australia	Europe	Canada	United States
Cordial/Other					
Amaretto de Sabroso					★
Asti Spinelli					★
Barton Triple Sec					★
Montezuma Triple Sec					★
Mr. Boston					★
Sabroso Coffee Liqueur					★
Gin					
Barton					★
Crystal Palace					★
Czarina					★
Fleischmann's					★
Glenmore					★
Mr. Boston					★
Schenley London Dry					★
Sköl					★
Rum					
Barton					★
Calypso					★
Fleischmann's					★
Mr. Boston					★
Sköl					★
Schnapps					
Barton					★
Mr. Boston					★
Scotch					
Highland Mist					★
House of Stuart					★
Inver House					★
Lauder's					★
Tequila / Mezcal					
Capitan					★
El Toro					★
Montezuma					★
Vodka					
Barton					★
Crystal Palace					★
Czarina					★
Fleishmann's					★
Glenmore					★
Mr. Boston					★
Schenley Superior					★
Silver Wedding					★
Sköl					★
Wave Vodkas					★
Matthew Clark					
The #1 independent composite drinks wholesaler in the U.K.			★		


JACKSON-TRIGGS
KIM CRAWFORD
SVEDKA
Imported Swedish
VODKA
Product of Sweden
Corona Extra
BANROCK STATION
SHIRAZ
RH PHILLIPS

Constellation

TABLE OF CONTENTS

Selected Financial Data

(in millions, except per share data)	February 28, 2007	February 28, 2006	February 28, 2005	February 29, 2004	February 28, 2003
			For the Years Ended		
Sales*	**$ 6,401.8**	$ 5,707.0	$ 5,139.8	$ 4,469.3	$ 3,583.1
Less-excise taxes	**(1,185.4)**	(1,103.5)	(1,052.2)	(916.9)	(851.5)
Net sales	**5,216.4**	4,603.5	4,087.6	3,552.4	2,731.6
Cost of product sold	**(3,692.5)**	(3,278.9)	(2,947.0)	(2,576.6)	(1,970.9)
Gross profit	**1,523.9**	1,324.6	1,140.6	975.8	760.7
Selling, general and administrative expenses	**(768.8)**	(612.4)	(555.7)	(457.3)	(350.9)
Restructuring and related charges [1]	**(32.5)**	(29.3)	(7.6)	(31.1)	(4.8)
Acquisition-related integration costs [2]	**(23.6)**	(16.8)	(9.4)	–	–
Operating income	**699.0**	666.1	567.9	487.4	405.0
Equity in earnings of equity method investees	**49.9**	0.8	1.8	0.5	12.2
Gain on change in fair value of derivative instruments	**55.1**	–	–	1.2	23.1
Interest expense, net	**(268.7)**	(189.6)	(137.7)	(144.7)	(105.4)
Income before income taxes	**535.3**	477.3	432.0	344.4	334.9
Provision for income taxes [1]	**(203.4)**	(152.0)	(155.5)	(124.0)	(131.6)
Net income	**331.9**	325.3	276.5	220.4	203.3
Dividends on preferred stock	**(4.9)**	(9.8)	(9.8)	(5.7)	–
Income available to common stockholders	**$ 327.0**	$ 315.5	$ 266.7	$ 214.7	$ 203.3
Earnings per common share [3]:					
Basic – Class A Common Stock	**$ 1.44**	$ 1.44	$ 1.25	$ 1.08	$ 1.15
Basic – Class B Common Stock	**$ 1.31**	$ 1.31	$ 1.14	$ 0.98	$ 1.04
Diluted – Class A Common Stock	**$ 1.38**	$ 1.36	$ 1.19	$ 1.03	$ 1.10
Diluted – Class B Common Stock	**$ 1.27**	$ 1.25	$ 1.09	$ 0.95	$ 1.01
Total assets	**$ 9,438.2**	$ 7,400.6	$ 7,804.2	$ 5,558.7	$ 3,196.3
Long-term debt, including current maturities	**$ 4,032.2**	$ 2,729.9	$ 3,272.8	$ 2,046.1	$ 1,262.9

(1) For a detailed discussion of restructuring and related charges for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, see Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report under the captions "Fiscal 2007 Compared to Fiscal 2006 – Restructuring and Related Charges" and "Fiscal 2006 Compared to Fiscal 2005 – Restructuring and Related Charges," respectively.

(2) For a detailed discussion of acquisition-related integration costs for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, see Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report under the caption "Fiscal 2007 Compared to Fiscal 2006 – Acquisition-Related Integration Costs" and "Fiscal 2006 Compared to Fiscal 2005 – Acquisition-Related Integration Costs," respectively.

(3) All per share data have been adjusted to give effect to the two-for-one splits of the Company's two classes of common stock, which were distributed in the form of stock dividends in May 2005.

For the years ended February 28, 2007, and February 28, 2006, see Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report and the Consolidated Financial Statements and notes thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations

References to market shares and positions are as of December 31.

Overview

The Company is a leading international producer and marketer of beverage alcohol brands with a broad portfolio across the wine, spirits and imported beer categories. As of January 2, 2007, the Company continues to supply imported beer in the U.S. through its investment in Crown Imports (as defined in "Acquisitions in Fiscal 2007 and Fiscal 2005, and Equity Method Investments" on page 37). The Company has the largest wine business in the world and is the largest multi-category (wine, spirits and imported beer) supplier of beverage alcohol in the United States ("U.S."); a leading producer and exporter of wine from Australia and New Zealand; and both a major producer and, through its investment in Matthew Clark (see "Recent Developments" on page 36), a major independent drinks wholesaler in the United Kingdom ("U.K."). In addition, with the acquisition of Vincor (as defined on page 37), the Company is the largest producer and marketer of wine in Canada.

Through January 1, 2007, the Company reported its operating results in three segments: Constellation Wines (branded wines, and U.K. wholesale and other), Constellation Beers and Spirits (imported beers and distilled spirits) and Corporate Operations and Other. As a result of the Company's investment in Crown Imports, the Company has changed its internal management financial reporting to consist of three business divisions, Constellation Wines, Constellation Spirits and Crown Imports. Prior to the investment in Crown Imports, the Company's internal management financial reporting included the Constellation Beers business division. Consequently, as of February 28, 2007, the Company reports its operating results in five segments: Constellation Wines (branded wine, and U.K. wholesale and other), Constellation Beers (imported beer), Constellation Spirits (distilled spirits), Corporate Operations and Other and Crown Imports (imported beer). Segment results for Constellation Beers are for the period prior to January 2, 2007, and segment results for Crown Imports are for the period on and after January 2, 2007. Amounts included in the Corporate Operations and Other segment consist of general corporate administration and finance expenses. These amounts include costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global strategic sourcing. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker's evaluation of the operating income performance of the other operating segments. The new business segments reflect how the Company's operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting. In addition, the Company excludes acquisition-related integration costs, restructuring and related charges and unusual items that affect comparability from its definition of operating income for segment purposes. The financial information for Fiscal 2006 and Fiscal 2005 (as defined on page 36) have been restated to conform to the new segment presentation.

The Company's business strategy is to remain focused across the beverage alcohol industry by offering a broad range of products in each of the Company's three major categories: wine and spirits and, through Crown Imports, imported beer. The Company intends to keep its portfolio positioned for superior top-line growth while maximizing the profitability of its brands. In addition, the Company seeks to increase its relative importance to key customers in major markets by increasing its share of their overall purchasing, which is increasingly important in a consolidating industry. The Company's strategy of breadth across categories and geographies is designed to deliver long-term profitable growth. This strategy allows the Company more investment choices, provides flexibility to address changing market conditions and creates stronger routes-to-market.

Marketing, sales and distribution of the Company's products, particularly the Constellation Wines segment's products, are managed on a geographic basis in order to fully leverage leading market positions within each core market. Market dynamics and consumer trends vary significantly across the Company's five core markets (U.S., Canada, U.K., Australia and New Zealand) within the Company's three geographic regions (North America, Europe and Australia/New Zealand). Within North America, the Company offers a wide range of beverage alcohol products across the branded wine and spirits and, through Crown Imports, imported beer categories in the U.S. and is the largest producer and marketer of branded wines in Canada. In Europe, the Company leverages its position as the largest wine supplier in the U.K. In addition, the Company leverages its investment in Matthew Clark as a strategic route-to-market for its imported wine portfolio and as a key supplier of a full range of beverage alcohol products primarily to the on-premise business. Within Australia/New Zealand, where consumer trends favor domestic wine products, the Company leverages its position as one of the largest producers of wine in Australia and New Zealand.

The Company remains committed to its long-term financial model of growing sales (both organically and through acquisitions), expanding margins and increasing cash flow to achieve superior earnings per share growth and improve return on invested capital.

The environment for the Company's products is competitive in each of the Company's core markets, due, in part, to industry and retail consolidation. In particular, the U.K. and Australian markets have grown increasingly competitive, as further described below. Competition in the U.S. beer and spirits markets is normally intense, with domestic and imported beer producers increasing brand spending in an effort to gain market share.

The U.K. wine market is primarily an import market, with Australian wines comprising nearly one-quarter of all wine sales in the U.K. off-premise business. The Australian wine market is primarily a domestic market. The Company has leading share positions in the Australian wine category in both the U.K. and Australian markets.

In the U.K., significant consolidation at the retail level has resulted in a limited number of large retailers controlling a significant portion of the off-premise wine business. A surplus of Australian wine has made very low cost bulk wine available to retailers which has allowed certain of these large retailers to quickly create and build private label brands in the Australian wine category. With growth in the U.K. wine market moderating and significant growth in private label brands, the Company has experienced declines in both volume and pricing. These markets have become increasingly competitive resulting in the Company's difficulty to recover certain cost increases, in particular, the duty increases in the U.K. which have been imposed annually for the past several years. In Australia, the domestic market remains competitive due to the surplus of Australian bulk wine, resulting in pricing pressures on the Company's products, in particular on the box wine category. These conditions are expected to persist at least until the Australian bulk wine market firms. These factors have resulted in a decrease for Fiscal 2007 (as defined below) in the Company's net sales for the U.K. and a decrease in gross profit associated with the Company's Australian portfolio sold in the U.K.

Two years of record Australian grape harvests in calendar 2004 and 2005 have contributed to the surplus of Australian bulk wine. The calendar 2006 Australian grape harvest was slightly lower than the prior year's harvest. However, this has not had a significant impact on the current surplus. The calendar 2007 Australian grape harvest is expected to be significantly lower than the calendar 2006 Australian grape harvest as a result of an ongoing drought and late spring frosts in several regions. The effects of the ongoing drought conditions are also expected by many industry projections to impact the size of the calendar 2008 Australian grape harvest. Significant reductions in the calendar 2007 and 2008 Australian grape harvests could have a substantial impact on the current surplus and may result in higher pricing for Australian bulk wine. In the U.S., the smaller than average calendar 2006 California grape harvest which followed a larger than average calendar 2005 California grape harvest should result in overall supply remaining generally in balance with demand.

For the year ended February 28, 2007 ("Fiscal 2007"), the Company's net sales increased 13% over the year ended February 28, 2006 ("Fiscal 2006"), primarily from net sales of products acquired in the Vincor acquisition and an increase in base branded wine net sales. (References to base branded wine net sales exclude the net sales of branded wine acquired in the acquisition of Vincor.) Operating income increased 5% over the comparable prior year period resulting from the increased sales discussed above, partially offset by increased "acquisition-related integration costs, restructuring and related charges and unusual costs," the recognition of stock-based compensation expense due to the Company's March 1, 2006, adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," and the competitive market conditions in the U.K. Net income increased 2% over the comparable prior year period primarily due to increased interest expense combined with an increased provision for income taxes, partially offset by a gain on change in fair value of derivative instrument entered into in connection with the acquisition of Vincor, an increase in equity in earnings of equity method investees in connection with Crown Imports, and the increase in operating income.

The Company's Constellation Wines segment has made an operating plan decision to reduce distributor wine inventory levels in the U.S. during the year ending February 29, 2008 ("Fiscal 2008"), in response to the consolidation of distributors over the past few years and supply chain technology improvements. As distributors are looking to operate with lower levels of inventory while maintaining appropriate service levels to retailers, the Company plans on working closely with its distributors on supply-chain efficiencies, thereby lowering costs for both the Company and its distributors, and ultimately making the Company's brands more competitive in the marketplace. The Company is planning to reduce distributor inventory levels during the first half of Fiscal 2008. This decision is expected to have a significant impact on the Company's Fiscal 2008 financial performance, including a reduction of net sales in the range of $160 million to $190 million and a reduction in diluted earnings per share in the range of $0.15 to $0.20.

The following discussion and analysis summarizes the significant factors affecting (i) consolidated results of operations of the Company for Fiscal 2007 compared to Fiscal 2006, and Fiscal 2006 compared to the year ended February 28, 2005 ("Fiscal 2005"), and (ii) financial liquidity and capital resources for Fiscal 2007. This discussion and analysis also identifies certain acquisition-related integration costs, restructuring and related charges and net unusual costs expected to affect consolidated results of operations of the Company for Fiscal 2008. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included herein.

Recent Developments

Investment in Matthew Clark On April 17, 2007, the Company and Punch Taverns plc ("Punch") commenced operations of a joint venture for the U.K. wholesale business ("Matthew Clark"). The U.K. wholesale business was formerly owned entirely by the Company. Under the terms of the arrangement, the Company and Punch, directly or indirectly, each have a 50% voting and economic interest in Matthew Clark. The joint venture will reinforce Matthew Clark's position as the U.K.'s largest independent premier drinks wholesaler serving the on-trade drinks industry. The Company received $178.8 million of cash proceeds from the formation of the joint venture, subject to a post-closing adjustment.

Upon formation of the joint venture, the Company discontinued consolidation of the U.K. wholesale business and accounts for the investment in Matthew Clark under the equity method. Accordingly, the results of operations of Matthew Clark will be included in the equity in earnings of equity method investees line in the Company's Consolidated Statements of Income from the date of investment.

Acquisition of Svedka On March 19, 2007, the Company acquired the SVEDKA Vodka brand ("Svedka") in connection with the acquisition of Spirits Marque One LLC and related business (the "Svedka Acquisition") for cash consideration of $383.7 million, net of cash acquired. In addition, the Company expects to incur direct acquisition costs of approximately $1.0 million. Svedka is a premium vodka produced in Sweden and is the fastest growing major imported premium vodka in the U.S. Svedka is the fifth largest imported vodka to the U.S. The purchase price was financed with revolver borrowings under the Company's senior credit facility.

The results of operations of the Svedka business will be reported in the Constellation Spirits segment and will be included in the consolidated results of operations of the Company from the date of acquisition. The Company expects the Svedka Acquisition to have a significant impact on the Company's interest expense associated with the additional revolver borrowings.

Acquisitions in Fiscal 2007 and Fiscal 2005, and Equity Method Investments

Acquisition of Vincor On June 5, 2006, the Company acquired all of the issued and outstanding common shares of Vincor International Inc. ("Vincor"), Canada's premier wine company. Vincor is Canada's largest producer and marketer of wine. At the time of the acquisition, Vincor was the world's eighth largest producer and distributor of wine and related products by revenue and was also one of the largest wine importers, marketers and distributors in the U.K. Through this transaction, the Company acquired various additional winery and vineyard interests used in the production of premium, super-premium and fine wines from Canada, California, Washington State, Western Australia and New Zealand. In addition, as a result of the acquisition, the Company sources, markets and sells premium wines from South Africa. Well-known premium brands acquired in the Vincor acquisition include Inniskillin, Jackson-Triggs, Sawmill Creek, R.H. Phillips, Toasted Head, Hogue, Kim Crawford and Kumala.

The acquisition of Vincor supports the Company's strategy of strengthening the breadth of its portfolio across price segments and geographic regions to capitalize on the overall growth in the wine industry. In addition to complementing the Company's current operations in the U.S., U.K., Australia and New Zealand, the acquisition of Vincor increases the Company's global presence by adding Canada as another core market and provides the Company with the ability to capitalize on broader geographic distribution in strategic international markets. In addition, the acquisition of Vincor makes the Company the largest wine company in Canada and strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash to the Vincor shareholders was $1,115.8 million. In addition, the Company expects to incur direct acquisition costs of approximately $11.0 million. At closing, the Company also assumed outstanding indebtedness of Vincor, net of cash acquired, of $320.2 million, resulting in a total transaction value of $1,447.0 million. The purchase price was financed with borrowings under the Company's June 2006 Credit Agreement (as defined on page 45).

The results of operations of the Vincor business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition. The acquisition of Vincor is significant and the Company expects it to have a material impact on the Company's future results of operations, financial position and cash flows. In particular, the Company expects its future results of operations to be significantly impacted by, among other things, the flow through of inventory step-up, acquisition-related integration costs and interest expense associated with the 2006 Credit Agreement (as defined on page 45).

Acquisition of Robert Mondavi On December 22, 2004, the Company acquired all of the outstanding capital stock of The Robert Mondavi Corporation ("Robert Mondavi"), a leading premium wine producer based in Napa, California. Through this transaction, the Company acquired various additional winery and vineyard interests, and, additionally produces, markets and sells premium, super-premium and fine California wines under the Woodbridge by Robert Mondavi, Robert Mondavi Private Selection and Robert Mondavi Winery brand names. In the United States, Woodbridge is the leading domestic premium wine brand and Robert Mondavi Private Selection is the leading super-premium wine brand. As a result of the Robert Mondavi acquisition, the Company acquired an ownership interest in Opus One, a joint venture owned equally by Robert Mondavi and Baron Philippe de Rothschild, S.A. During September 2005, the Company's president and Baroness Philippine de Rothschild announced an agreement to maintain equal ownership of Opus One. Opus One produces fine wines at its Napa Valley winery. The Company accounts for the investment in Opus One under the equity method. Accordingly, the results of operations of Opus One are included in the equity in earnings of equity method investees line in the Company's Consolidated Statements of Income since December 22, 2004.

The acquisition of Robert Mondavi supports the Company's strategy of strengthening the breadth of its portfolio across price segments to capitalize on the overall growth in the premium, super-premium and fine wine categories. The Company believes that the acquired Robert Mondavi brand names have strong brand recognition globally. The vast majority of sales from these brands are generated in the United States. The Company is leveraging the Robert Mondavi brands in the United States through its selling, marketing and distribution infrastructure. The Company has also expanded distribution for the Robert Mondavi brands in Europe through its Constellation Europe infrastructure.

The Robert Mondavi acquisition supports the Company's strategy of growth and breadth across categories and geographies, and strengthens its competitive position in certain of its core markets. The Robert Mondavi acquisition provides the Company with a greater presence in the growing premium, super-premium and fine wine sectors within the United States and the ability to capitalize on the broader geographic distribution in strategic international markets. In particular, the Company believes there are growth opportunities for premium, super-premium and fine wines in the United Kingdom and other "new world" wine markets.

Total consideration paid in cash to the Robert Mondavi shareholders was $1,030.7 million. Additionally, the Company incurred direct acquisition costs of $12.0 million. The purchase price was financed with borrowings under the Company's prior senior credit facility.

The results of operations of the Robert Mondavi business have been reported in the Company's Constellation Wines segment since December 22, 2004. Accordingly, the Company's results of operations for Fiscal 2007 and Fiscal 2006 include the results of operations of the Robert Mondavi business for the entire period, whereas the results of operations for Fiscal 2005 only include the results of operations of the Robert Mondavi business from December 22, 2004, to the end of Fiscal 2005.

Following the Robert Mondavi acquisition, the Company sold certain of the acquired vineyard properties and related assets, investments accounted for under the equity method, and winery properties and related assets. The Company realized net proceeds of $180.7 million from the sale of these assets since the date of acquisition through the end of Fiscal 2006. No amounts were realized for Fiscal 2007. No gain or loss was recognized upon the sale of these assets.

Investment in Crown Imports On July 17, 2006, Barton Beers, Ltd. ("Barton"), an indirect wholly-owned subsidiary of the Company, entered into an Agreement to Establish Joint Venture (the "Joint Venture Agreement") with Diblo, S.A. de C.V. ("Diblo"), an entity owned 76.75% by Grupo Modelo, S.A. de C.V. ("Modelo") and 23.25% by Anheuser-Busch, Inc., pursuant to which Modelo's Mexican beer portfolio (the "Modelo Brands") will be exclusively imported, marketed and sold in the 50 states of the U.S., the District of Columbia and Guam. In addition, the owners of the Tsingtao and St. Pauli Girl brands transferred exclusive importing, marketing and selling rights with respect to these brands in the U.S. to the joint venture. On January 2, 2007, the parties completed the closing (the "Closing") of the transactions contemplated in the Joint Venture Agreement, as amended at Closing.

Pursuant to the Joint Venture Agreement, Barton established Crown Imports LLC, a wholly-owned subsidiary formed as a Delaware limited liability company. On January 2, 2007, pursuant to a Barton Contribution Agreement, dated July 17, 2006, among Barton, Diblo and Crown Imports LLC (the "Barton Contribution Agreement"), Barton transferred to Crown Imports LLC substantially all of its assets relating to importing, marketing and selling beer under the Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, St. Pauli Girl and Tsingtao brands and the liabilities associated therewith (the "Barton Contributed Net Assets"). At the Closing, GModelo Corporation, a Delaware corporation (the "Diblo Subsidiary"), a subsidiary of Diblo joined Barton as a member of Crown Imports LLC, and, in exchange for a 50% membership interest in Crown Imports LLC, contributed cash in an amount equal to the Barton Contributed Net Assets, subject to specified adjustments. This imported beers joint venture is referred to hereinafter as "Crown Imports".

Also on January 2, 2007, Crown Imports and Extrade II S.A. de C.V. ("Extrade II"), an affiliate of Modelo, entered into an Importer Agreement (the "Importer Agreement"), pursuant to which Extrade II granted to Crown Imports the exclusive right to import, market and sell the Modelo Brands in the territories mentioned above, and Crown Imports and Marcas Modelo, S.A. de C.V. ("Marcas Modelo"), entered into a Sub-license Agreement (the "Sub-license Agreement"), pursuant to which Marcas Modelo granted Crown Imports an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory.

As a result of these transactions, Barton and Diblo each have, directly or indirectly, equal interests in Crown Imports and each of Barton and Diblo have appointed an equal number of directors to the Board of Directors of Crown Imports.

The Importer Agreement set forth an immediate increase in the price of the products sold to Crown Imports of $0.25 per case, subject to adjustment by the parties. Such initial price increase was not intended to be reflected in an automatic corresponding price increase charged to Crown Imports customers. It was designed to reflect the relative values of the importation rights for the Western United States previously held by Barton and the importation rights for the rest of the U.S. Subsequent to January 2, 2007, it was determined that the initial price increase was not necessary as the relative value of the importation rights for the Western United States was comparable with that of the rest of the U.S. Accordingly, equity in earnings of equity method investees for Crown Imports does not include any initial price increase from the date of investment. The importer agreement that previously gave Barton the exclusive right to import, market and sell the Modelo Brands primarily west of the Mississippi River was superseded by the transactions contemplated by the Joint Venture Agreement, as amended. The contribution by Diblo Subsidiary in exchange for a 50% membership interest in Crown does not constitute the acquisition of a business by the Company.

The joint venture and the related importation arrangements provide that, subject to the terms and conditions of those agreements, the joint venture and the related importation arrangements will continue for an initial term of 10 years, and renew in 10-year periods unless Diblo Subsidiary gives notice prior to the end of year seven of any term. Upon consummation of the transactions, the Company discontinued consolidation of the imported beer business and accounts for the investment in Crown Imports under the equity method. Accordingly, the results of operations of Crown Imports are included in the equity in earnings of equity method investees line in the Company's Consolidated Statements of Income from the date of investment.

Investment in Ruffino On December 3, 2004, the Company purchased a 40% interest in Ruffino S.r.l. ("Ruffino"), the well-known Italian fine wine company, for $89.6 million, including direct acquisition costs of $7.5 million. As of February 1, 2005, the Constellation Wines segment began distributing Ruffino's products in the United States. The Company accounts for the investment in Ruffino under the equity method; accordingly, the results of operations of Ruffino from December 3, 2004, are included in the equity in earnings of equity method investees line in the Company's Consolidated Statements of Income.

Results of Operations

Fiscal 2007 Compared to Fiscal 2006

Net Sales The following table sets forth the net sales (in millions of dollars) by operating segment of the Company for Fiscal 2007 and Fiscal 2006.

	Fiscal 2007 Compared to Fiscal 2006 Net Sales		
	2007	2006	% Increase
Constellation Wines:			
Branded wine	**$2,755.7**	$2,263.4	22%
Wholesale and other	**1,087.7**	972.0	12%
Constellation Wines net sales	**3,843.4**	3,235.4	19%
Constellation Beers net sales	**1,043.6**	1,043.5	N/A
Constellation Spirits net sales	**329.4**	324.6	1%
Crown Imports net sales	**368.8**	–	N/A
Consolidations and eliminations	**(368.8)**	–	N/A
Consolidated Net Sales	**$5,216.4**	$4,603.5	13%

Net sales for Fiscal 2007 increased to $5,216.4 million from $4,603.5 million for Fiscal 2006, an increase of $612.9 million, or 13%. This increase was due primarily to $405.8 million of net sales of products acquired in the Vincor acquisition, an increase in base branded wine net sales of $95.7 million (on a constant currency basis) and a favorable foreign currency impact of $66.2 million.

Constellation Wines Net sales for Constellation Wines increased to $3,843.4 million for Fiscal 2007 from $3,235.4 million in Fiscal 2006, an increase of $608.0 million, or 19%. Branded wine net sales increased $492.3 million primarily due to $379.9 million of net sales of branded wine acquired in the Vincor acquisition and increased base branded wine net sales for North America (primarily the U.S.) of $118.9, partially offset by decreased base branded wine net sales for Europe (primarily the U.K.) of $27.4 million (on a constant currency basis). The increase in base branded wine net sales for the U.S. was driven by both higher average selling prices as the consumer continues to trade up to higher priced premium wines as supported by volume gains in both the premium and super-premium categories as well as volume gains in the wine with fruit category. The decrease in base branded wine net sales for the U.K. was driven primarily by lower pricing due to the highly competitive pricing market for private label and branded wine resulting from the significant oversupply of Australian wine and highly concentrated retail market place. Wholesale and other net sales increased $115.7 million primarily due to an increase of $51.0 million (on a constant currency basis) in the Company's U.K. wholesale business as a result of a shift in the mix of sales towards higher priced products, a favorable foreign currency impact of $48.9 million and $25.9 million of net sales of non-branded products acquired in the Vincor acquisition.

Constellation Beers Net sales for Constellation Beers remained comparable for Fiscal 2007 at $1,043.6 million from $1,043.5 million for Fiscal 2006. This is due to the formation of Crown Imports on January 2, 2007, and the accounting for this investment under the equity method of accounting. As such, Fiscal 2007 net sales include only ten months of net sales versus Fiscal 2006 net sales which include twelve months of net sales. However, on a similar year over year period, with ten months of net sales for Fiscal 2006, the Constellation Beers net sales increased 15% primarily due to volume growth in the Company's Mexican beer portfolio from increased retail consumer demand.

Constellation Spirits Net sales for Constellation Spirits increased slightly to $329.4 million for Fiscal 2007 from $324.6 million for Fiscal 2006, an increase of $4.8 million, or 1%. This increase resulted primarily from an increase in branded spirits net sales of $9.9 million partially offset by a decrease in bulk spirits net sales of $5.1 million.

Gross Profit The Company's gross profit increased to $1,523.9 million for Fiscal 2007 from $1,324.6 million for Fiscal 2006, an increase of $199.3 million, or 15%. The Constellation Wines segment's gross profit increased $199.1 million primarily from gross profit of $166.8 million due to the Vincor acquisition and the additional gross profit of $36.8 million associated with the increased base branded wine net sales for North America. These amounts were partially offset by a $14.7 million decrease in U.K. and Australia gross profit resulting from the increased competition and promotional activities among suppliers in the U.K. and Australia, reflecting, in part, the effects of the oversupply of Australian wine and the retailer consolidation in the U.K., plus a late March 2006 increase in duty costs in the U.K. The Constellation Beers segment's gross profit was comparable with prior year due to ten months of gross profit for Fiscal 2007 versus twelve months for Fiscal 2006. The Constellation Spirits segment's gross profit was down slightly primarily due to increased material costs for spirits. In addition, unusual items, which consist of certain costs that are excluded by management in their evaluation of the results of each operating segment, were lower by $3.8 million in Fiscal 2007 versus Fiscal 2006. This decrease resulted primarily from decreased flow through of adverse grape cost associated with the acquisition of Robert Mondavi of $19.9 million and decreased accelerated depreciation costs of $6.8 million associated with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan (as each of those terms is defined on page 40 in Restructuring and Related Charges), partially offset by increased flow through of inventory step-up of $22.3 million associated primarily with the Vincor acquisition. Gross profit as a percent of net sales increased to 29.2% for Fiscal 2007 from 28.8% for Fiscal 2006 primarily as a result of the factors discussed above.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased to $768.8 million for Fiscal 2007 from $612.4 million for Fiscal 2006, an increase of $156.4 million, or 26%. This increase is due primarily to an increase of $99.7 million in the Constellation Wines segment and a $43.5 million increase in unusual costs which consist of certain items that are excluded by management in their evaluation of the results of each operating segment. The increase in the Constellation

Wines segment's selling, general and administrative expenses is primarily due to increased advertising expenses of $28.0 million, selling expenses of $40.8 million and general and administrative expenses of $30.9 million resulting primarily from the Vincor acquisition and the recognition of stock-based compensation expense of $8.4 million. The Constellation Beers segment's selling, general and administrative expenses increased $12.1 million primarily due to increased advertising expenses of $12.1 million and general and administrative expenses of $2.7 million, partially offset by decreased selling expenses of $2.5 million and the impact of ten months of selling, general and administrative expenses for Fiscal 2007 compared to twelve months of selling, general and administrative expenses for Fiscal 2006. The Constellation Spirits segment's selling, general and administrative expenses were up slightly primarily due to the recognition of stock-based compensation expense of $1.5 million. The Corporate Operations and Other segment's selling, general and administrative expenses were down slightly, primarily due to costs recognized in Fiscal 2006 associated with professional service fees incurred in connection with the Company's tender offer for Vincor that expired in December 2005 of $4.3 million and lower annual management incentive compensation expense in Fiscal 2007, partially offset by the recognition of stock-based compensation expense in Fiscal 2007 of $4.3 million and expenses associated with the formation of Crown Imports of $1.5 million. The increase in unusual costs was primarily due to the recognition of (i) $16.3 million of other charges associated with the Fiscal 2007 Wine Plan (primarily from the write-down of an Australian winery and certain Australian vineyards to fair value less cost to sell) and the Fiscal 2006 Plan, (ii) a $13.4 million loss on the sale of the Company's branded bottled water business resulting from the write-off of $27.7 million of non-deductible intangible assets, primarily goodwill, (iii) financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor acquisition and (iv) foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor acquisition. Selling, general and administrative expenses as a percent of net sales increased to 14.7% for Fiscal 2007 as compared to 13.3% for Fiscal 2006 primarily due to the increase in unusual costs and the recognition of stock-based compensation expense of $16.5 million.

Restructuring and Related Charges The Company recorded $32.5 million of restructuring and related charges for Fiscal 2007 associated primarily with the Company's plan to invest in new distribution and bottling facilities in the U.K. and to streamline certain Australian wine operations (collectively, the "Fiscal 2007 Wine Plan") and the Company's worldwide wine reorganizations announced during Fiscal 2006 and the Company's program to consolidate certain west coast production processes in the U.S. (collectively, the "Fiscal 2006 Plan"). Restructuring and related charges included $5.9 million of employee termination benefit costs (net of reversal of prior accruals of $2.0 million), $25.6 million of contract termination costs and $1.0 million of facility consolidation/relocation costs (net of reversal of prior accruals of $0.4 million). In addition, in connection with the Fiscal 2007 Wine Plan, the Fiscal 2006 Plan and the Company's plan to restructure and integrate the operations of Vincor (the "Vincor Plan"), the Company recorded (i) $6.6 million of accelerated depreciation costs and $0.6 million of inventory write-downs and (ii) $16.3 million of other related costs which were recorded in the cost of product sold line and selling, general and administrative expenses line, respectively, within the Company's Consolidated Statements of Income. The Company recorded $29.3 million of restructuring and related charges for Fiscal 2006 associated primarily with the Fiscal 2006 Plan.

For Fiscal 2008, the Company expects to incur total restructuring and related charges of $4.5 million associated with the Fiscal 2006 Plan, Fiscal 2007 Wine Plan and Vincor Plan. In addition, with respect to these plans, the Company expects to incur total accelerated depreciation costs, other charges and inventory write-downs for Fiscal 2008 of $6.7 million, $1.9 million and $0.3 million, respectively.

Acquisition-Related Integration Costs Acquisition-related integration costs increased to $23.6 million for Fiscal 2007 from $16.8 million for Fiscal 2006, an increase of $6.8 million, or 40%. Acquisition-related integration costs consisted of costs recorded primarily in connection with the Vincor Plan. Acquisition-related integration costs included $9.8 million of employee-related costs and $13.8 million of facilities and other one-time costs. The Company recorded $16.8 million of acquisition-related integration costs for Fiscal 2006 in connection with the Company's plan to restructure and integrate the operations of The Robert Mondavi Corporation (the "Robert Mondavi Plan").

For Fiscal 2008, the Company expects to incur total acquisition-related integration costs of $10.2 million, including $0.5 million of employee-related costs and $9.7 million of facilities and other one-time costs, primarily in connection with the Vincor Plan.

Operating Income The following table sets forth the operating income (loss) (in millions of dollars) by operating segment of the Company for Fiscal 2007 and Fiscal 2006.

	Fiscal 2007 Compared to Fiscal 2006 Operating Income (Loss)		
	2007	2006	% Increase (Decrease)
Constellation Wines	**$ 629.9**	$530.4	19 %
Constellation Beers	**208.1**	219.2	(5)%
Constellation Spirits	**65.5**	73.4	(11)%
Corporate Operations and Other	**(60.9)**	(63.0)	3 %
Crown Imports	**78.4**	–	N/A
Consolidations and eliminations	**(78.4)**	–	N/A
Total Reportable Segments	**842.6**	760.0	11 %
Acquisition-Related Integration Costs, Restructuring and Related Charges and Unusual Costs	**(143.6)**	(93.9)	53 %
Consolidated Operating Income	**$699.0**	$666.1	5 %

As a result of the factors discussed on page 40, consolidated operating income increased to $699.0 million for Fiscal 2007 from $666.1 million for Fiscal 2006, an increase of $32.9 million, or 5%. Acquisition-related integration costs, restructuring and related charges and unusual costs of $143.6 million for Fiscal 2007 consist of certain costs that are excluded by management in their evaluation of the results of each operating segment. These costs represent restructuring and related charges of $32.5 million associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; the flow through of inventory step-up of $30.2 million associated primarily with the Company's acquisition of Vincor; acquisition-related integration costs of $23.6 million associated primarily with the Vincor Plan; other charges of $16.3 million associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan included within selling, general and administrative expenses; loss on the sale of the branded bottled water business of $13.4 million; financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor acquisition; foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor acquisition; the flow through of adverse grape cost of $3.1 million associated with the acquisition of Robert Mondavi; and accelerated depreciation costs and the write-down of certain inventory of $6.6 million and $0.6 million, respectively, associated primarily with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan. Acquisition-related integration costs, restructuring and related charges and unusual costs of $93.9 million for Fiscal 2006 represent restructuring and related charges of $29.3 million associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan; the flow through of adverse grape cost, acquisition-related integration costs, and the flow through of inventory step-up associated primarily with the Company's acquisition of Robert Mondavi of $23.0 million, $16.8 million, and $7.9 million, respectively; accelerated depreciation costs and other charges of $13.4 million and $0.1 million, respectively, associated with the Fiscal 2006 Plan; and costs associated with professional service fees incurred for due diligence in connection with the Company's evaluation of a potential offer for Allied Domecq of $3.4 million.

Equity in Earnings of Equity Method Investees The Company's equity in earnings of equity method investees increased to $49.9 million in Fiscal 2007 from $0.8 million in Fiscal 2006, an increase of $49.1 million. This increase is primarily due to (i) the January 2, 2007, consummation of the beer joint venture and the reporting of the results of operations of the joint venture since that date under the equity method of accounting of $38.9 million, and (ii) an increase of $8.1 million associated with the Company's investment in Ruffino due primarily to the write-down in Fiscal 2006 of certain pre-acquisition Ruffino inventories.

Gain on Change in Fair Value of Derivative Instrument In April 2006, the Company entered into a foreign currency forward contract in connection with the acquisition of Vincor to fix the U.S. dollar cost of the acquisition and the payment of certain outstanding indebtedness. For Fiscal 2007, the Company recorded a gain of $55.1 million in connection with this derivative instrument. Under SFAS No. 133, a transaction that involves a business combination is not eligible for hedge accounting treatment. As such, the gain was recognized separately on the Company's Consolidated Statements of Income.

Interest Expense, Net Interest expense, net of interest income of $5.4 million and $4.2 million for Fiscal 2007 and Fiscal 2006, respectively, increased to $268.7 million for Fiscal 2007 from $189.6 million for Fiscal 2006, an increase of $79.1 million, or 41.7%. The increase resulted from both higher average borrowings in Fiscal 2007 (primarily as a result of the financing of the Vincor acquisition) and higher average interest rates.

Provision for Income Taxes The Company's effective tax rate increased to 38.0% for Fiscal 2007 from 31.8% for Fiscal 2006, an increase of 6.2%. In Fiscal 2007, the Company sold its branded bottled water business that resulted in the write-off of $27.7 million of non-deductible intangible assets, primarily goodwill. The provision for income taxes on the sale of the branded bottled water business increased the Company's effective tax rate for Fiscal 2007. In addition, the effective tax rate for Fiscal 2006 reflected the benefits recorded for adjustments to income tax accruals of $16.2 million in connection with the completion of various income tax examinations as well as the preliminary conclusion regarding the impact of the American Jobs Creation Act of 2004 on planned distributions of certain foreign earnings.

Net Income As a result of the above factors, net income increased to $331.9 million for Fiscal 2007 from $325.3 million for Fiscal 2006, an increase of $6.6 million, or 2%.

Fiscal 2006 Compared to Fiscal 2005

Net Sales The following table sets forth the net sales (in millions of dollars) by operating segment of the Company for Fiscal 2006 and Fiscal 2005.

	Fiscal 2006 Compared to Fiscal 2005 Net Sales		
	2006	2005	% Increase (Decrease)
Constellation Wines:			
Branded wine	$2,263.4	$1,830.8	24 %
Wholesale and other	972.0	1,020.6	(5)%
Constellation Wines net sales	3,235.4	2,851.4	13 %
Constellation Beers net sales	1,043.5	922.9	13 %
Constellation Spirits net sales	324.6	313.3	4 %
Consolidated Net Sales	$4,603.5	$4,087.6	13 %

Net sales for Fiscal 2006 increased to $4,603.5 million from $4,087.6 million for Fiscal 2005, an increase of $515.9 million, or 13%. This increase resulted primarily from an increase in branded wine net sales of $440.1 million (on a constant currency basis) and imported beer net sales of $120.5 million, partially offset by an unfavorable foreign currency impact of $35.5 million.

Constellation Wines Net sales for Constellation Wines increased to $3,235.4 million for Fiscal 2006 from $2,851.4 million in Fiscal 2005, an increase of $384.0 million, or 13%. Branded wine net sales increased $432.6 million primarily from $337.5 million of net sales of the acquired Robert Mondavi brands and $43.6 million of net sales of Ruffino brands, which the Company began distributing in the U.S. on February 1, 2005, as well as a $51.5 million increase in branded wine net sales (excluding sales of Robert Mondavi and Ruffino brands). The $51.5 million increase is due primarily to growth in the Company's branded wine net sales in the U.S. of $45.2 million resulting from a $28.2 million benefit from a shift in the mix of sales towards higher priced products and $17.0 million from new product introductions. Wholesale and other net sales decreased $48.5 million ($20.5 million on a constant currency basis) as constant currency growth in the U.K. wholesale business of $13.0 million was more than offset by a decrease in other net sales of $33.5 million. The decrease in other net sales is primarily due to the Company's Fiscal 2004 decision to exit the commodity concentrate business during Fiscal 2005.

Constellation Beers Net sales for Constellation Beers increased to $1,043.5 million for Fiscal 2006 from $922.9 million for Fiscal 2005, an increase of $120.6 million, or 13%. This increase resulted from volume growth in the Company's Mexican beer portfolio resulting from increased retail consumer demand.

Constellation Spirits Net sales for Constellation Spirits increased to $324.6 million for Fiscal 2006 from $313.3 million for Fiscal 2005, an increase of $11.3 million, or 4%. This increase is attributable primarily to an increase in the Company's contract production net sales for Fiscal 2006.

Gross Profit The Company's gross profit increased to $1,324.6 million for Fiscal 2006 from $1,140.6 million for Fiscal 2005, an increase of $184.0 million, or 16%. The Constellation Wines segment's gross profit increased $191.0 million primarily due to the additional gross profit of $171.7 million from the Robert Mondavi acquisition and additional gross profit of $50.4 million from branded wine net sales in the U.S. primarily due to the favorable mix of sales towards higher margin products and new product introductions, partially offset by reduced gross profit of $41.5 million from the decrease in other net sales. The Constellation Beers segment's gross profit increased $18.1 million primarily due to volume growth in the Company's Mexican beer portfolio of $37.4 million, partially offset by higher Mexican beer product costs of $9.5 million and transportation costs of $4.0 million. However, in connection with certain supply arrangements, the higher Mexican beer product costs were offset by a corresponding decrease in advertising expenses resulting in no impact to operating income. The Constellation Spirits segment's gross profit increased $2.9 million. In addition, unusual items, which consist of certain costs that are excluded by management in their evaluation of the results of each operating segment, were higher by $28.1 million in Fiscal 2006 versus Fiscal 2005. This increase resulted primarily from accelerated depreciation costs associated with the Fiscal 2006 Plan of $13.4 million and increased flow through of adverse grape cost associated with the Robert Mondavi acquisition of $13.2 million. Gross profit as a percent of net sales increased to 28.8% for Fiscal 2006 from 27.9% for Fiscal 2005 primarily due to sales of higher-margin wine brands acquired in the Robert Mondavi acquisition, partially offset by the higher unusual items and higher Mexican beer product costs and transportation costs.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased to $612.4 million for Fiscal 2006 from $555.7 million for Fiscal 2005, an increase of $56.7 million, or 10%. The Constellation Wines segment's selling, general and administrative expenses increased $67.2 million primarily due to increased selling expenses of $31.6 million, general and administrative expenses of $26.8 million, and advertising expenses of $8.8 million to support the growth in the segment's business, primarily due to the costs related to the brands acquired in the Robert Mondavi acquisition. Included in the increase in general and administrative expenses was an expense of $6.4 million associated with the segment's U.K. defined benefit pension plan related to a reduction in the period over which unrecognized actuarial losses are amortized. The Constellation Beers segment's selling, general and administrative expenses decreased $4.3 million due to lower advertising expenses of $8.3 million, partially offset by increased selling expenses of $3.1 million and general and administrative expenses of $0.9 million. The Constellation Spirits segment's selling, general and administrative expenses increased $9.0 million due primarily to increased advertising expenses of $5.2 million and selling expenses of $4.2 million. The Corporate Operations and Other segment's selling, general and administrative expenses increased $7.0 million primarily due to costs associated with professional service fees incurred in connection with the Company's tender offer for Vincor that expired in December 2005 of $4.3 million and increased general and administrative expenses of $2.7 million to support the Company's growth. Lastly, there was a decrease of $22.1 million of unusual costs which consist of certain items that are excluded by management in their evaluation of the results of each operating segment. Fiscal 2006 included costs associated primarily with professional service fees incurred for due diligence in connection with the Company's evaluation of a potential offer for Allied Domecq of $3.4 million. Fiscal 2005 costs included $31.7 million of financing costs recorded in Fiscal 2005 related to (i) the Company's redemption of its $200.0 million aggregate principal amount of 8½% Senior Subordinated Notes due March 2009 (the "Senior Subordinated Notes") of $10.3 million and (ii) the Company's new senior credit facility entered into in connection with the Robert Mondavi acquisition of $21.4 million, partially offset by net gains of $6.1 million recorded in Fiscal 2005 on the sales of non-strategic assets of $3.1 million and the receipt of a payment associated with the termination of a previously announced potential fine wine joint venture of $3.0 million. Selling, general and administrative expenses as a percent of net sales decreased to 13.3% for Fiscal 2006 as compared to 13.6% for Fiscal 2005 primarily due to the decrease in unusual costs.

Restructuring and Related Charges The Company recorded $29.3 million of restructuring and related charges for Fiscal 2006 associated with the restructuring plans of the Constellation Wines segment. Restructuring and related charges resulted from (i) the further realignment of business operations and the Company's plan to exit the commodity concentrate product line in the U.S., both announced during fiscal 2004, (the "Fiscal 2004 Plan"), (ii) the Robert Mondavi Plan, and (iii) the Fiscal 2006 Plan. Restructuring and related charges recorded in connection with the Fiscal 2004 Plan included $0.7 million of employee termination benefit costs and $1.3 million of facility consolidation and relocation costs. Restructuring and related charges recorded in connection with the Robert Mondavi Plan included $1.6 million of employee termination benefit costs, $0.7 million of contract termination costs and $0.5 million of facility consolidation and relocation costs. Restructuring and related charges recorded in connection with the Fiscal 2006 Plan included $24.3 million of employee termination benefit costs and $0.2 million of facility consolidation and relocation costs. In addition, in connection with the Fiscal 2006 Plan, the Company recorded (i) $13.4 million of accelerated depreciation costs in connection with the Company's investment in new assets and reconfiguration of certain existing assets under the plan and (ii) $0.1 million of other related costs which were recorded in the cost of product sold line and the selling, general and administrative expenses line, respectively, within the Consolidated Statements of Income. The Company recorded $7.6 million of restructuring and related charges for Fiscal 2005 associated with the Fiscal 2004 Plan and the Robert Mondavi Plan.

Acquisition-Related Integration Costs The Company recorded $16.8 million of acquisition-related integration costs for Fiscal 2006 in connection with the Robert Mondavi Plan. Acquisition-related integration costs included $5.3 million of employee-related costs and $11.5 million of facilities and other one-time costs. The Company recorded $9.4 million of acquisition-related integration costs for Fiscal 2005 in connection with the Robert Mondavi Plan.

Operating Income The following table sets forth the operating income (loss) (in millions of dollars) by operating segment of the Company for Fiscal 2006 and Fiscal 2005.

	Fiscal 2006 Compared to Fiscal 2005 Operating Income (Loss)		
	2006	2005	% Increase (Decrease)
Constellation Wines	$ 530.4	$ 406.6	30 %
Constellation Beers	219.2	196.8	11 %
Constellation Spirits	73.4	79.3	(7)%
Corporate Operations and Other	(63.0)	(56.0)	13 %
Total Reportable Segments	760.0	626.7	21 %
Acquisition-Related Integration Costs, Restructuring and Related Charges and Net Unusual Costs	(93.9)	(58.8)	60 %
Consolidated Operating Income	$ 666.1	$ 567.9	17 %

As a result of the factors discussed previously, consolidated operating income increased to $666.1 million for Fiscal 2006 from $567.9 million for Fiscal 2005, an increase of $98.2 million, or 17%. Acquisition-related integration costs, restructuring and related charges and unusual costs of $93.9 million for Fiscal 2006 consist of certain costs that are excluded by management in their evaluation of the results of each operating segment. These costs represent restructuring and related charges of $29.3 million associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan; the flow through of adverse grape cost, acquisition-related integration costs, and the flow through of inventory step-up associated primarily with the Company's acquisition of Robert Mondavi of $23.0 million, $16.8 million, and $7.9 million, respectively; accelerated depreciation costs and other charges of $13.4 million and $0.1 million, respectively, associated with the Fiscal 2006 Plan; and costs associated with professional service fees incurred for due diligence in connection with the Company's evaluation of a potential offer for Allied Domecq of $3.4 million. Acquisition-related integration costs, restructuring and related charges and unusual costs of $58.8 million for Fiscal 2005 consist of financing costs associated with the redemption of the Company's Senior Subordinated Notes and the repayment of the Company's prior senior credit facility in connection with the Robert Mondavi acquisition of $31.7 million; the flow through of adverse grape cost and acquisition-related integration costs associated with the Robert Mondavi acquisition of $9.8 million and $9.4 million, respectively; restructuring and related charges of $7.6 million associated with the Fiscal 2004 Plan and the Robert Mondavi Plan; and the flow through of inventory step-up associated primarily with the acquisition of all of the outstanding capital stock of BRL Hardy Limited, now known as Hardy Wine Company Limited (the "Hardy Acquisition") of $6.4 million; partially offset by a net gain on the sale of non-strategic assets of $3.1 million and a gain related to the receipt of a payment associated with the termination of a previously announced potential fine wine joint venture of $3.0 million.

Equity in Earnings of Equity Method Investees The Company's equity in earnings of equity method investees decreased to $0.8 million in Fiscal 2006 from $1.8 million in Fiscal 2005, a decrease of $0.9 million due primarily to a $5.0 million loss from the Company's investment in Ruffino, partially offset by an increase in earnings of $4.1 million associated primarily with the Company's investment in Opus One as a result of the Robert Mondavi acquisition. The $5.0 million loss from the Company's investment in Ruffino is due primarily to the write-down of certain pre-acquisition Ruffino inventories.

Interest Expense, Net Interest expense, net of interest income of $4.2 million and $2.3 million for Fiscal 2006 and Fiscal 2005, respectively, increased to $189.7 million for Fiscal 2006 from $137.7 million for Fiscal 2005, an increase of $52.0 million, or 38%. The increase resulted primarily from higher average borrowings in Fiscal 2006 primarily due to the Robert Mondavi acquisition and the investment in Ruffino in the fourth quarter of fiscal 2005.

Provision for Income Taxes The Company's effective tax rate was 31.8% for Fiscal 2006 and 36.0% for Fiscal 2005, a decrease of 4.2%. This decrease was primarily due to a non-cash reduction in the Company's provision for income taxes of $16.2 million, or 3.4%, as a result of adjustments to income tax accruals in connection with the completion of various income tax examinations plus the income tax benefit the Company recorded under the repatriation provisions of the "American Jobs Creation Act of 2004" in connection with distributions of certain foreign earnings.

Net Income As a result of the above factors, net income increased to $325.3 million for Fiscal 2006 from $276.5 million for Fiscal 2005, an increase of $48.8 million, or 18%.

Financial Liquidity and Capital Resources

General

The Company's principal use of cash in its operating activities is for purchasing and carrying inventories and carrying seasonal accounts receivable. The Company's primary source of liquidity has historically been cash flow from operations, except during annual grape harvests when the Company has relied on short-term borrowings. In the United States, the annual grape crush normally begins in August and runs through October. In Australia, the annual grape crush normally begins in February and runs through May. The Company generally begins taking delivery of grapes at the beginning of the crush season with payments for such grapes beginning to come due one month later. The Company's short-term borrowings to support such purchases generally reach their highest levels one to two months after the crush season has ended. Historically, the Company has used cash flow from operating activities to repay its short-term borrowings and fund capital expenditures. The Company will continue to use its short-term borrowings to support its working capital requirements. The Company believes that cash provided by operating activities and its financing activities, primarily short-term borrowings, will provide adequate resources to satisfy its working capital, scheduled principal and interest payments on debt, and anticipated capital expenditure requirements for both its short-term and long-term capital needs.

Fiscal 2007 Cash Flows

Operating Activities Net cash provided by operating activities for Fiscal 2007 was $313.2 million, which resulted from $331.9 million of net income, plus $199.8 million of net non-cash items charged to the Consolidated Statement of Income, less $163.4 million representing the net change in the Company's operating assets and liabilities and $55.1 million of proceeds from maturity of derivative instrument reflected in investing activities.

The net non-cash items consisted primarily of depreciation of property, plant and equipment, the deferred tax provision and equity in earnings of equity method investments. The net change in operating assets and liabilities resulted primarily from a decrease in other accrued expenses and liabilities of $157.2 million and an increase in inventories of $85.1 million, partially offset by a decrease in prepaid expenses and other current assets of $44.3 million. The decrease in other accrued expenses and liabilities is primarily due to the settlement of an outstanding marketing accrual in connection with the Company's prior Mexican beers distribution agreement, settlement of restructuring accruals, increased income tax payments, and payments of non-recurring liabilities assumed in connection with the Vincor acquisition. The increase in inventories was primarily due to the build-up of the imported beer inventories prior to the Company's contribution of the beer business to Crown Imports. As Crown Imports began selling and importing under the Importer Agreement in the 50 states of the United States of America, the District of Columbia and Guam on January 2, 2007, it was necessary to increase inventory levels in order to ensure there were adequate inventory levels to support the additional territories. The decrease in prepaid expenses and other current assets is primarily due to a decrease in prepaid marketing expense due to the settlement of the outstanding marketing accrual in connection with the Company's prior Mexican beers distribution agreement noted above.

Investing Activities Net cash used in investing activities for Fiscal 2007 was $1,197.1 million, which resulted primarily from $1,093.7 million for the purchase of a business and $192.0 million of capital expenditures, partially offset by $55.1 million of proceeds from maturity of derivative instrument entered into to fix the U.S. dollar cost of the acquisition of Vincor.

Financing Activities Net cash provided by financing activities for Fiscal 2007 was $925.2 million resulting primarily from proceeds from issuance of long-term debt of $3,705.4 million, net proceeds of $63.4 million from the exercise of employee stock options and net proceeds of $47.1 million from notes payable partially offset by principal payments of long-term debt of $2,786.9 million and purchases of treasury stock of $100.0 million.

Fiscal 2006 Cash Flows

Operating Activities Net cash provided by operating activities for Fiscal 2006 was $436.0 million, which resulted from $325.3 million of net income, plus $167.2 million of net non-cash items charged to the Consolidated Statements of Income and $48.8 million of cash proceeds credited to accumulated other comprehensive income ("AOCI") within the Consolidated Balance Sheet, less $105.2 million representing the net change in the Company's operating assets and liabilities.

The net non-cash items consisted primarily of depreciation of property, plant and equipment and deferred tax provision. The cash proceeds credited to AOCI consisted of $30.3 million in proceeds from the unwinding of certain interest rate swaps (see discussion on page 45 under Senior Credit Facilities) and $18.5 million in proceeds from the early termination of certain foreign currency derivative instruments related to the Company's change in its structure of certain of its cash flow hedges of forecasted foreign currency denominated transactions. As the forecasted transactions are still probable, this amount was recorded to AOCI and will be reclassified from AOCI into earnings in the same periods in which the original hedged items are recorded in the Consolidated Statements of Income. The net change in operating assets and liabilities resulted primarily from an increase in inventories of $121.9 million and decreases in restructuring accruals and accrued advertising and promotion of $31.8 million and $19.2 million, respectively, partially offset by a decrease in accounts receivable of $44.2 million. The increase in inventories was due primarily to higher than expected yields for the 2005 calendar grape harvests for both the U.S. and Australia. The decreases in restructuring accruals and accrued advertising and promotion accruals were primarily due to timing of cash payments. The decrease in accounts receivable was due primarily to efforts in the Company's U.K. business to reduce the number of days sales outstanding in its accounts receivables.

Investing Activities Net cash used in investing activities for Fiscal 2006 was $15.6 million, which resulted primarily from $132.5 million of capital expenditures and net cash paid of $45.9 million for purchases of businesses, partially offset by $173.5 million of net proceeds from sales of assets, equity method investment, and businesses, primarily attributable to sales of non-strategic Robert Mondavi assets.

Financing Activities Net cash used in financing activities for Fiscal 2006 was $426.2 million resulting primarily from principal payments of long-term debt of $527.6 million partially offset by net proceeds of $63.8 million from notes payable and $31.5 million of proceeds from employee stock option exercises.

Share Repurchase Programs

During February 2006, the Company's Board of Directors replenished a June 1998 Board of Directors authorization to repurchase up to $100.0 million of the Company's Class A Common Stock and Class B Common Stock. During Fiscal 2007, the Company repurchased 3,894,978 shares of Class A Common Stock at an aggregate cost of $100.0 million, or at an average cost of $25.67 per share. The Company used revolver borrowings under the June 2006 Credit Agreement to pay the purchase price for these shares. No shares were repurchased during Fiscal 2006 or Fiscal 2005. During February 2007, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's Class A Common Stock and Class B Common Stock. Between the end of Fiscal 2007 and April 27, 2007, the Company repurchased 2,457,200 shares of Class A Common Stock pursuant to this authorization in open market transactions. The aggregate cost of these shares was $55.1 million, or an average cost of $22.44 per share. The Company used revolver borrowings under the 2006 Credit Agreement to pay the purchase price for these shares. The Company may finance future share repurchases through cash generated from operations or through revolver borrowings under the 2006 Credit Agreement. The repurchased shares will become treasury shares.

Debt

Total debt outstanding as of February 28, 2007, amounted to $4,185.5 million, an increase of $1,375.7 million from February 28, 2006. The ratio of total debt to total capitalization increased to 55.1% as of February 28, 2007, from 48.6% as of February 28, 2006, primarily as a result of the additional borrowings in the second quarter of fiscal 2007 to finance the acquisition of Vincor. If the Company's financing of the Svedka Acquisition, the repurchase of shares and the proceeds from the Matthew Clark joint venture had occurred as of February 28, 2007, the Company's ratio of total debt to total capitalization would have increased to 56.9%.

Senior Credit Facility

2006 Credit Agreement In connection with the acquisition of Vincor, on June 5, 2006, the Company and certain of its U.S. subsidiaries, JPMorgan Chase Bank, N.A. as a lender and administrative agent, and certain other agents, lenders, and financial institutions entered into a new credit agreement (the "June 2006 Credit Agreement"). On February 23, 2007, the June 2006 Credit Agreement was amended (the "February Amendment"). The June 2006 Credit Agreement together with the February Amendment is referred to as the "2006 Credit Agreement". The 2006 Credit Agreement provides for aggregate credit facilities of $3.9 billion, consisting of a $1.2 billion tranche A term loan facility due in June 2011, a $1.8 billion tranche B term loan facility due in June 2013, and a $900 million revolving credit facility (including a sub-facility for letters of credit of up to $200 million) which terminates in June 2011. Proceeds of the June 2006 Credit Agreement were used to pay off the Company's obligations under its prior senior credit facility, to fund the acquisition of Vincor and to repay certain indebtedness of Vincor. The Company uses its revolving credit facility under the 2006 Credit Agreement for general corporate purposes, including working capital, on an as needed basis.

The tranche A term loan facility and the tranche B term loan facility were fully drawn on June 5, 2006. In August 2006, the Company used proceeds from the August 2006 Senior Notes (as defined below) to repay $180.0 million of the tranche A term loan and $200.0 million of the tranche B term loan. In addition, the Company prepaid an additional $100.0 million on the tranche B term loan in August 2006. As of February 28, 2007, the required principal repayments of the tranche A term loan and the tranche B term loan for each of the five succeeding fiscal years and thereafter are as follows:

(in millions)	Tranche A Term Loan	Tranche B Term Loan	Total
2008	$ 90.0	$ 7.6	$ 97.6
2009	210.0	15.2	225.2
2010	270.0	15.2	285.2
2011	300.0	15.2	315.2
2012	150.0	15.2	165.2
Thereafter	–	1,431.6	1,431.6
	$1,020.0	$1,500.0	$2,520.0

The rate of interest on borrowings under the 2006 Credit Agreement is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is fixed with respect to the tranche B term loan facility and is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement) with respect to the tranche A term loan facility and the revolving credit facility. As of February 28,

2007, the LIBOR margin for the revolving credit facility and the tranche A term loan facility is 1.25%, while the LIBOR margin on the tranche B term loan facility is 1.50%.

The February Amendment amended the June 2006 Credit Agreement to, among other things, (i) increase the revolving credit facility from $500.0 million to $900.0 million, which increased the aggregate credit facilities from $3.5 billion to $3.9 billion; (ii) increase the aggregate amount of cash payments the Company is permitted to make in respect or on account of its capital stock; (iii) remove certain limitations on the application of proceeds from the incurrence of senior unsecured indebtedness; (iv) increase the maximum permitted total "Debt Ratio" and decrease the required minimum "Interest Coverage Ratio"; and (v) eliminate the "Senior Debt Ratio" covenant and the "Fixed Charges Ratio" covenant.

The Company's obligations are guaranteed by certain of its U.S. subsidiaries. These obligations are also secured by a pledge of (i) 100% of the ownership interests in certain of the Company's U.S. subsidiaries and (ii) 65% of the voting capital stock of certain of the Company's foreign subsidiaries.

The Company and its subsidiaries are also subject to covenants that are contained in the 2006 Credit Agreement, including those restricting the incurrence of additional indebtedness (including guarantees of indebtedness), additional liens, mergers and consolidations, disposition or acquisition of property, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to numerous conditions, exceptions and thresholds. The financial covenants are limited to maximum total debt coverage ratio and minimum interest coverage ratio.

As of February 28, 2007, under the 2006 Credit Agreement, the Company had outstanding tranche A term loans of $1.0 billion bearing an interest rate of 6.6%, tranche B term loans of $1.5 billion bearing an interest rate of 6.9%, revolving loans of $30.0 million bearing an interest rate of 6.6%, outstanding letters of credit of $50.9 million, and $819.1 million in revolving loans available to be drawn.

As of April 27, 2007, reflecting the Company's activities subsequent to February 28, 2007, the Company had outstanding tranche A term loans of $1.0 billion bearing an interest rate of 6.6%, tranche B term loans of $1.5 billion bearing an interest rate of 6.9%, revolving loans of $337.5 million bearing an interest rate of 6.6%, outstanding letters of credit of $40.7 million, and $521.8 million in revolving loans available to be drawn, under the 2006 Credit Agreement.

In March 2005, the Company replaced its then outstanding five year interest rate swap agreements with new five year delayed start interest rate swap agreements effective March 1, 2006, which are outstanding as of February 28, 2007. These delayed start interest rate swap agreements extended the original hedged period through fiscal 2010. The swap agreements fixed LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% over the five year term. The Company received $30.3 million in proceeds from the unwinding of the original swaps. This amount will be reclassified from Accumulated Other Comprehensive Income ("AOCI") ratably into earnings in the same period in which the original hedged item is recorded in the Consolidated Statements of Income. For Fiscal 2007 and Fiscal 2006, the Company reclassified $5.9 million and $3.6 million, respectively, from AOCI to Interest Expense, net in the Company's Consolidated Statements of Income. This non-cash operating activity is included in the Other, net line in the Company's Consolidated Statements of Cash Flows.

Senior Notes

On August 4, 1999, the Company issued $200.0 million aggregate principal amount of 8⅝% Senior Notes due August 2006 (the "August 1999 Senior Notes"). On August 1, 2006, the Company repaid the August 1999 Senior Notes with proceeds from its revolving credit facility under the June 2006 Credit Agreement.

As of February 28, 2007, the Company had outstanding £1.0 million ($2.0 million) aggregate principal amount of 8½% Series B Senior Notes due November 2009 (the "Sterling Series B Senior Notes"). In addition, as of February 28, 2007, the Company had outstanding £154.0 million ($302.1 million, net of $0.3 million unamortized discount) aggregate principal amount of 8½% Series C Senior Notes due November 2009 (the "Sterling Series C Senior Notes"). The Sterling Series B Senior Notes and Sterling Series C Senior Notes are currently redeemable, in whole or in part, at the option of the Company.

Also, as of February 28, 2007, the Company had outstanding $200.0 million aggregate principal amount of 8% Senior Notes due February 2008 (the "February 2001 Senior Notes"). The February 2001 Senior Notes are currently redeemable, in whole or in part, at the option of the Company.

On August 15, 2006, the Company issued $700.0 million aggregate principal amount of 7¼% Senior Notes due September 2016 at an issuance price of $693.1 million (net of $6.9 million unamortized discount, with an effective interest rate of 7.4%) (the "August 2006 Senior Notes"). The net proceeds of the offering ($685.6 million) were used to reduce a corresponding amount of borrowings under the Company's June 2006 Credit Agreement. Interest on the August 2006 Senior Notes is payable semiannually on March 1 and September 1 of each year, beginning March 1, 2007. The August 2006 Senior Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount and a make whole payment based on the present value of the future payments at the adjusted Treasury rate plus 50 basis points. The August 2006 Senior Notes are senior unsecured obligations and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company. Certain of the Company's significant operating subsidiaries guarantee the August 2006 Senior Notes, on a senior basis. As of February 28, 2007, the Company had outstanding $693.4 million (net of $6.6 million unamortized discount) aggregate principal amount of August 2006 Senior Notes.

Senior Subordinated Notes

As of February 28, 2007, the Company had outstanding $250.0 million aggregate principal amount of 8⅛% Senior Subordinated

Notes due January 2012 (the "January 2002 Senior Subordinated Notes"). The January 2002 Senior Subordinated Notes are currently redeemable, in whole or in part, at the option of the Company.

Subsidiary Credit Facilities

In addition to the above arrangements, the Company has additional credit arrangements totaling $386.1 million as of February 28, 2007. These arrangements primarily support the financing needs of the Company's domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions. As of February 28, 2007, and February 28, 2006, amounts outstanding under these arrangements were $188.0 million and $69.8 million, respectively.

Contractual Obligations and Commitments

The following table sets forth information about the Company's long-term contractual obligations outstanding at February 28, 2007. It brings together data for easy reference from the consolidated balance sheet and from individual notes to the Company's consolidated financial statements. See Notes 8, 9, 11, 12, 13 and 14 to the Company's consolidated financial statements in this Annual Report for detailed discussion of items noted in the following table.

	Payments Due by Period				
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual obligations					
Notes payable to banks	$ 153.3	$ 153.3	$ –	$ –	$ –
Interest payments on notes payable to banks[1]	10.3	10.3	–	–	–
Long-term debt (excluding unamortized discount)	4,039.1	317.3	841.2	736.0	2,144.6
Interest payments on long-term debt[2]	1,386.9	275.6	473.7	361.0	276.6
Operating leases	540.3	72.9	122.9	73.8	270.7
Other long-term liabilities	303.9	76.3	88.5	61.6	77.5
Unconditional purchase obligations[3]	2,320.7	466.7	692.3	414.3	747.4
Total contractual obligations	$8,754.5	$1,372.4	$2,218.6	$1,646.7	$3,516.8

(1) Interest payments on notes payable to banks include interest on both revolving loans under the Company's senior credit facility and on foreign subsidiary facilities. The weighted average interest rate on the revolving loans under the Company's senior credit facility was 6.6% as of February 28, 2007. Interest rates on foreign subsidiary facilities range from 1.8% to 9.2% as of February 28, 2007.

(2) Interest rates on long-term debt obligations range from 6.4% to 8.5%. Interest payments on long-term debt obligations include amounts associated with the Company's outstanding interest rate swap agreements to fix LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt. Interest payments on long-term debt do not include interest related to capital lease obligations or certain foreign credit arrangements, which represent approximately 1.6% of the Company's total long-term debt, as amounts are not material.

(3) Total unconditional purchase obligations consist of $26.0 million for contracts to purchase various spirits over the next six fiscal years, $2,182.2 million for contracts to purchase grapes over the next eighteen fiscal years, $82.5 million for contracts to purchase bulk wine over the next four fiscal years and $30.0 million for processing contracts over the next four fiscal years. See Note 14 to the Company's consolidated financial statements in this Annual Report for a detailed discussion of these items.

Capital Expenditures

During Fiscal 2007, the Company incurred $192.0 million for capital expenditures. The Company plans to spend approximately $165 million for capital expenditures in Fiscal 2008. In addition, the Company continues to consider the purchase, lease and development of vineyards and may incur additional expenditures for vineyards if opportunities become available. See "Business – Sources and Availability of Raw Materials" in this Annual Report. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

Effects of Inflation and Changing Prices

The Company's results of operations and financial condition have not been significantly affected by inflation and changing prices. The Company has been able, subject to normal competitive conditions, to pass along rising costs through increased selling prices and identifying on-going cost savings initiatives. There can be no assurances, however, that the Company will continue to be able to pass along rising costs through increased selling prices.

Critical Accounting Policies

The Company's significant accounting policies are more fully described in Note 1 to the Company's consolidated financial statements located in this Annual Report. However, certain of the Company's accounting policies are particularly important to the portrayal of the Company's financial position and results of operations and require the application of significant judgment by the Company's management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, the Company's management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on the Company's historical experience, the Company's observance of trends in the industry, information provided by the Company's customers and information available from other outside sources, as appropriate. On an ongoing basis, the Company reviews its estimates to ensure that they appropriately reflect changes in the Company's business. The Company's critical accounting policies include:

- ***Accounting for promotional activities.*** Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. Certain customer incentive programs require management to estimate the cost of those programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. If assumptions included in the Company's estimates were to change or market conditions were to change, then material incremental reductions to revenue could be required, which would have a material adverse impact on the Company's financial statements. Promotional costs were $635.6 million, $501.9 million and $390.9 million for Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively. Accrued promotion costs were $150.3 million and $135.4 million as of February 28, 2007, and February 28, 2006, respectively.
- ***Inventory valuation.*** Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of product sold. If the future demand for the Company's products is less favorable than the Company's forecasts, then the value of the inventories may be required to be reduced, which could result in material additional expense to the Company and have a material adverse impact on the Company's financial statements. Inventories were $1,948.1 million and $1,704.4 million as of February 28, 2007, and February 28, 2006, respectively.
- ***Accounting for business combinations.*** The acquisition of businesses is an important element of the Company's strategy. Under the purchase method, the Company is required to record the net assets acquired at the estimated fair value at the date of acquisition. The determination of the fair value of the assets acquired and liabilities assumed requires the Company to make estimates and assumptions that affect the Company's financial statements. For example, the Company's acquisitions typically result in goodwill and other intangible assets; the value and estimated life of those assets may affect the amount of future period amortization expense for intangible assets with finite lives as well as possible impairment charges that may be incurred. Amortization expense for amortizable intangible assets was $2.8 million, $1.9 million and $2.8 million for Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively. Amortizable intangible assets were $39.3 million and $11.9 million as of February 28, 2007, and February 28, 2006, respectively.
- ***Impairment of goodwill and intangible assets with indefinite lives.*** Intangible assets with indefinite lives consist primarily of trademarks as well as agency relationships. The Company is required to analyze its goodwill and other intangible assets with indefinite lives for impairment on an annual basis as well as when events and circumstances indicate that an impairment may have occurred. Certain factors that may occur and indicate that an impairment exists include, but are not limited to, operating results that are lower than expected and adverse industry or market economic trends. The impairment testing requires management to estimate the fair value of the assets or reporting unit and record an impairment loss for the excess of the carrying value over the fair value. The estimate of fair value of the assets is generally determined on the basis of discounted future cash flows. The estimate of fair value of the reporting unit is generally determined on the basis of discounted future cash flows supplemented by the market approach. In estimating the fair value, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment loss for these assets. The recording of any resulting impairment loss could have a material adverse impact on the Company's financial statements. The most significant assumptions used in the discounted future cash flows calculation to determine the fair value of the Company's reporting units and the fair value of intangible assets with indefinite lives in connection with impairment testing are: (i) the discount rate, (ii) the expected long-term growth rate and (iii) the annual cash flow projections. If the Company used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used annual cash flow projections that were 100 basis points lower in its impairment testing of goodwill, then each change individually would not have resulted in the carrying value of the net assets of the reporting unit, including its goodwill, exceeding the fair value. If the Company used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used annual cash flow projections that were 100 basis points lower in its impairment testing of intangible assets with indefinite lives, then the changes individually, for only the discount rate and the expected long-term growth rate, would have resulted

in only one unit of accounting's carrying value exceeding the fair value by an immaterial amount. For this sensitivity analysis, the Company excluded reporting units and units of accounting acquired during Fiscal 2007 and reporting units disposed of after the annual testing date.

The Company recorded an immaterial impairment loss for Fiscal 2007 for intangible assets with indefinite lives associated with assets held-for-sale. No impairment loss was recorded in Fiscal 2006 and Fiscal 2005. With regard to goodwill, no impairment loss was recorded in Fiscal 2007, Fiscal 2006 and Fiscal 2005. Intangible assets with indefinite lives were $1,096.1 million and $872.0 million as of February 28, 2007, and February 28, 2006, respectively. Goodwill was $3,083.9 million and $2,193.6 million as of February 28, 2007, and February 28, 2006, respectively.

- ***Accounting for Stock-Based Compensation.*** The Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method on March 1, 2006. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is calculated at the grant date based on the fair value of the award and is recognized as expense, net of estimated pre-vesting forfeitures, ratably over the vesting period of the award. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from stock-based payment arrangements. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, which provided supplemental implementation guidance for SFAS No. 123(R). The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its awards granted after March 1, 2006. The calculation of fair value of stock-based awards requires the input of assumptions, including the expected term of the stock-based awards and the associated stock price volatility. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, then stock-based compensation expense could be materially different in the future. If the Company used an expected term of the stock-based awards that was one year longer, the fair value of the stock-based awards would have increased by $5.9 million, resulting in an increase of $1.2 million of stock-based compensation expense for Fiscal 2007. If the Company used an expected term of the stock-based awards that was one year shorter, the fair value of the stock-based awards would have decreased by $6.3 million, resulting in a decrease of $1.3 million of stock-based compensation expense for Fiscal 2007. The total amount of stock-based compensation recognized under SFAS 123(R) was $18.1 million for Fiscal 2007, of which $16.5 million was expensed for Fiscal 2007 and $1.6 million was capitalized in inventory as of February 28, 2007.

Accounting Pronouncements Not Yet Adopted

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to adopt FIN No. 48 for fiscal years beginning March 1, 2007, with the cumulative effect of applying the provisions of FIN No. 48 reported as an adjustment to opening retained earnings. The Company is continuing to evaluate the financial impact of adopting FIN No. 48 on its consolidated financial statements. However, the Company does not expect the adoption of FIN No. 48 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company is required to adopt SFAS No. 157 for fiscal years and interim periods beginning March 1, 2008. The Company is currently assessing the financial impact of SFAS No. 157 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company has adopted this provision of SFAS No. 158 and has provided the required disclosures as of February 28, 2007. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of the company's fiscal year-end (with limited exceptions), which provision the Company is required to adopt as of February 28, 2009. The Company does not expect the adoption of the remaining provision of SFAS No. 158 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 allows companies to choose to measure eligible items at fair value at specified election dates. The Company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (i) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. The Company is required to adopt SFAS No. 159 for fiscal years beginning after February 28, 2009. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

Cautionary Information Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this Annual Report, including without limitation the statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding (i) the Company's business strategy, future financial position, prospects, plans and objectives of management, (ii) the expected impact upon the Company's net sales and diluted earnings per share resulting from the decision to reduce distributor wine inventory levels in the U.S., (iii) the Company's expected restructuring and related charges, accelerated depreciation costs, acquisition-related integration costs, and other related charges, and (iv) information concerning expected actions of third parties are forward-looking statements. When used in this Annual Report, the words "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Annual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company contained in this Annual Report are also subject to the risk and uncertainty that (i) the impact upon net sales and diluted earnings per share resulting from the decision to reduce distributor wine inventory levels will vary from current expectations due to the actual levels of distributor wine inventory reductions and (ii) the Company's restructuring and related charges, accelerated depreciation costs, acquisition-related integration costs, and other related charges may exceed current expectations due to, among other reasons, variations in anticipated headcount reductions, contract terminations or greater than anticipated implementation costs. Additional important factors that could cause actual results to differ materially from those set forth in, or implied, by the Company's forward-looking statements contained in this Annual Report are as follows:

- The Company's indebtedness could have a material adverse effect on its financial health.
- The Company's acquisition and joint venture strategies may not be successful.
- Competition could have a material adverse effect on the Company's business.
- An increase in excise taxes or government regulations could have a material adverse effect on the Company's business.
- The Company relies on the performance of wholesale distributors, major retailers and chains for the success of its business.
- The Company's business could be adversely affected by a decline in the consumption of products the Company sells.
- The Company generally purchases raw materials under short-term supply contracts, and the Company is subject to substantial price fluctuations for grapes and grape-related materials, and the Company has a limited group of suppliers of glass bottles.
- The Company's operations subject it to risks relating to currency rate fluctuations, interest rate fluctuations and geopolitical uncertainty which could have a material adverse effect on the Company's business.
- The Company has a material amount of intangible assets, such as goodwill and trademarks, and if the Company is required to write-down any of these intangible assets, it would reduce the Company's net income, which in turn could have a material adverse effect on the Company's results of operations.
- The termination of the Company's joint venture with Modelo relating to importing, marketing and selling imported beer could have a material adverse effect on the Company's business.
- Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect the Company's business.
- The Company depends upon its trademarks and proprietary rights, and any failure to protect its intellectual property rights or any claims that the Company is infringing upon the rights of others may adversely affect the Company's competitive position.
- Contamination could harm the integrity or customer support for the Company's brands and adversely affect the sales of those products.
- An increase in the cost of energy could affect the Company's profitability.
- The Company's reliance upon complex information systems distributed worldwide and its reliance upon third party global networks means the Company could experience interruptions to its business services.

- Changes in accounting standards and taxation requirements could affect the Company's financial results.
- Various diseases, pests and certain weather conditions could affect quality and quantity of grapes.

For additional information about risks and uncertainties that could adversely affect the Company's forward-looking statements, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2007.

Quantitative and Qualitative Disclosures About Market Risk

The Company, as a result of its global operating, acquisition and financing activities, is exposed to market risk associated with changes in foreign currency exchange rates and interest rates. To manage the volatility relating to these risks, the Company periodically purchases and/or sells derivative instruments including foreign currency exchange contracts and interest rate swap agreements. The Company uses derivative instruments solely to reduce the financial impact of these risks and does not use derivative instruments for trading purposes.

Foreign currency forward contracts are or may be used to hedge existing foreign currency denominated assets and liabilities, forecasted foreign currency denominated sales both to third parties as well as intercompany sales, intercompany principal and interest payments, and in connection with acquisitions or joint venture investments outside the U.S. As of February 28, 2007, the Company had exposures to foreign currency risk primarily related to the Australian dollar, euro, New Zealand dollar, British pound sterling, Canadian dollar and Mexican peso.

As of February 28, 2007, and February 28, 2006, the Company had outstanding foreign exchange derivative instruments with a notional value of $2,383.3 million and $1,254.7 million, respectively. Approximately 69% of the Company's total exposures were hedged as of February 28, 2007. Using a sensitivity analysis based on estimated fair value of open contracts using forward rates, if the contract base currency had been 10% weaker as of February 28, 2007, and February 28, 2006, the fair value of open foreign exchange contracts would have been decreased by $161.8 million and $77.5 million, respectively. Losses or gains from the revaluation or settlement of the related underlying positions would substantially offset such gains or losses on the derivative instruments.

The fair value of fixed rate debt is subject to interest rate risk, credit risk and foreign currency risk. The estimated fair value of the Company's total fixed rate debt, including current maturities, was $1,589.3 million and $1,010.5 million as of February 28, 2007, and February 28, 2006, respectively. A hypothetical 1% increase from prevailing interest rates as of February 28, 2007, and February 28, 2006, would have resulted in a decrease in fair value of fixed interest rate long-term debt by $69.6 million and $26.9 million, respectively.

As of February 28, 2007, and February 28, 2006, the Company had outstanding interest rate swap agreements to minimize interest rate volatility. The swap agreements fix LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% over the five year term. A hypothetical 1% increase from prevailing interest rates as of February 28, 2007, and February 28, 2006, would have increased the fair value of the interest rate swaps by $36.7 million and $43.8 million, respectively.

In addition to the $1,589.3 million and $1,010.5 million estimated fair value of fixed rate debt outstanding as of February 28, 2007, and February 28, 2006, respectively, the Company also had variable rate debt outstanding (primarily LIBOR based) as of February 28, 2007, and February 28, 2006, of $2,688.7 million and $1,856.1 million, respectively. Using a sensitivity analysis based on a hypothetical 1% increase in prevailing interest rates over a 12-month period, the approximate increase in cash required for interest as of February 28, 2007, and February 28, 2006, is $26.9 million and $18.6 million, respectively.

Consolidated Balance Sheets

(in millions, except share and per share data)	February 28, 2007	February 28, 2006
ASSETS		
Current Assets:		
Cash and cash investments	**$ 33.5**	$ 10.9
Accounts receivable, net	**881.0**	771.9
Inventories	**1,948.1**	1,704.4
Prepaid expenses and other	**160.7**	213.7
Total current assets	**3,023.3**	2,700.9
Property, Plant and Equipment, net	**1,750.2**	1,425.3
Goodwill	**3,083.9**	2,193.6
Intangible Assets, net	**1,135.4**	883.9
Other Assets, net	**445.4**	196.9
Total assets	**$9,438.2**	$ 7,400.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Notes payable to banks	**$ 153.3**	$ 79.9
Current maturities of long-term debt	**317.3**	214.1
Accounts payable	**376.1**	312.8
Accrued excise taxes	**73.7**	76.7
Other accrued expenses and liabilities	**670.7**	614.6
Total current liabilities	**1,591.1**	1,298.1
Long-Term Debt, less current maturities	**3,714.9**	2,515.8
Deferred Income Taxes	**474.1**	371.2
Other Liabilities	**240.6**	240.3
Commitments and Contingencies (Note 14)		
Stockholders' Equity:		
Preferred Stock, $.01 par value – Authorized, 1,000,000 shares; Issued, none at February 28, 2007, and 170,500 shares at February 28, 2006	**-**	–
Class A Common Stock, $.01 par value – Authorized, 300,000,000 shares; Issued, 219,090,309 shares at February 28, 2007, and 203,651,535 shares at February 28, 2006	**2.2**	2.0
Class B Convertible Common Stock, $.01 par value – Authorized, 30,000,000 shares; Issued, 28,831,138 shares at February 28, 2007, and 28,863,138 shares at February 28, 2006	**0.3**	0.3
Additional paid-in capital	**1,271.1**	1,159.4
Retained earnings	**1,919.3**	1,592.3
Accumulated other comprehensive income	**349.1**	247.4
	3,542.0	3,001.4
Less-Treasury stock –		
Class A Common Stock, 8,046,370 shares at February 28, 2007, and 4,474,371 shares at February 28, 2006, at cost	**(122.3)**	(24.0)
Class B Convertible Common Stock, 5,005,800 shares at February 28, 2007, and February 28, 2006, at cost	**(2.2)**	(2.2)
	(124.5)	(26.2)
Total stockholders' equity	**3,417.5**	2,975.2
Total liabilities and stockholders' equity	**$9,438.2**	$ 7,400.6

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

(in millions, except per share data)	For the Years Ended February 28, 2007	February 28, 2006	February 28, 2005
Sales	**$ 6,401.8**	$ 5,707.0	$ 5,139.8
Less – Excise taxes	**(1,185.4)**	(1,103.5)	(1,052.2)
Net sales	**5,216.4**	4,603.5	4,087.6
Cost of Product Sold	**(3,692.5)**	(3,278.9)	(2,947.0)
Gross profit	**1,523.9**	1,324.6	1,140.6
Selling, General and Adminstrative Expenses	**(768.8)**	(612.4)	(555.7)
Restructuring and Related Charges	**(32.5)**	(29.3)	(7.6)
Acquisition-Related Integration Costs	**(23.6)**	(16.8)	(9.4)
Operating income	**699.0**	666.1	567.9
Equity in Earnings of Equity Method Investees	**49.9**	0.8	1.8
Gain on Change in Fair Value of Derivative Instruments	**55.1**	–	–
Interest Expense, net	**(268.7)**	(189.6)	(137.7)
Income before income taxes	**535.3**	477.3	432.0
Provision for Income Taxes	**(203.4)**	(152.0)	(155.5)
Net Income	**331.9**	325.3	276.5
Dividends on preferred stock	**(4.9)**	(9.8)	(9.8)
Income Available to Common Stockholders	**$ 327.0**	$ 315.5	$ 266.7
Share Data:			
Earnings per common share:			
Basic – Class A Common Stock	**$ 1.44**	$ 1.44	$ 1.25
Basic – Class B Common Stock	**$ 1.31**	$ 1.31	$ 1.14
Diluted – Class A Common Stock	**$ 1.38**	$ 1.36	$ 1.19
Diluted – Class B Common Stock	**$ 1.27**	$ 1.25	$ 1.09
Weighted average common shares outstanding:			
Basic – Class A Common Stock	**204.966**	196.907	191.489
Basic – Class B Common Stock	**23.840**	23.904	24.043
Diluted – Class A Common Stock	**239.772**	238.707	233.060
Diluted – Class B Common Stock	**23.840**	23.904	24.043

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

(in millions, except share data)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance, February 29, 2004	$ –	$1.9	$ 0.3	$ 1,022.9	$ 1,010.1	$ 372.1	$ (29.9)	$ 2,377.4
Comprehensive income:								
Net income for Fiscal 2005	–	–	–	–	276.5	–	–	276.5
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustments, net of tax effect of $17.1	–	–	–	–	–	80.0	–	80.0
Unrealized gain (loss) on cash flow hedges:								
Net derivative gains, net of tax effect of $2.7	–	–	–	–	–	2.2	–	2.2
Reclassification adjustments, net of tax effect of $0.6	–	–	–	–	–	(1.8)	–	(1.8)
Net gain recognized in other comprehensive income								0.4
Unrealized (loss) gain on marketable equity securities:								
Unrealized loss on marketable equity securities, net of tax effect of $–	–	–	–	–	–	–	–	–
Reclassification adjustments, net of tax effect of $0.2	–	–	–	–	–	0.5	–	0.5
Net gain recognized in other comprehensive income								0.5
Minimum pension liability adjustment, net of tax effect of $8.6	–	–	–	–	–	(21.2)	–	(21.2)
Other comprehensive income, net of tax								59.7
Comprehensive income								336.2
Conversion of 163,200 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 5,421,978 Class A stock options	–	0.1	–	48.3	–	–	–	48.4
Employee stock purchases of 348,270 treasury shares	–	–	–	2.7	–	–	2.0	4.7
Dividend on Preferred shares	–	–	–	–	(9.8)	–	–	(9.8)
Issuance of 5,330 restricted Class A Common shares	–	–	–	–	–	–	–	–
Amortization of unearned restricted stock compensation	–	–	–	0.1	–	–	–	0.1
Tax benefit on Class A stock options exercised	–	–	–	23.0	–	–	–	23.0
Tax benefit on disposition of employee stock purchases	–	–	–	0.1	–	–	–	0.1
Other	–	–	–	–	–	–	(0.2)	(0.2)
Balance, February 28, 2005	$ –	$2.0	$ 0.3	$ 1,097.1	$ 1,276.8	$431.8	$ (28.1)	$2,779.9

Table continued on facing page.

(in millions, except share data)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance, February 28, 2005	$ –	$2.0	$0.3	$ 1,097.1	$1,276.8	$431.8	$(28.1)	$2,779.9
Comprehensive income:								
Net income for Fiscal 2006	–	–	–	–	325.3	–	–	325.3
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustments, net of tax effect of $6.8	–	–	–	–	–	(159.2)	–	(159.2)
Unrealized gain (loss) on cash flow hedges:								
Net derivative gains, net of tax effect of $3.3	–	–	–	–	–	0.1	–	0.1
Reclassification adjustments, net of tax effect of $4.2	–	–	–	–	–	(6.4)	–	(6.4)
Net loss recognized in other comprehensive income								(6.3)
Unrealized loss on marketable equity securities	–	–	–	–	–	–	–	–
Minimum pension liability adjustment, net of tax effect of $8.2	–	–	–	–	–	(18.9)	–	(18.9)
Other comprehensive loss, net of tax								(184.4)
Comprehensive income								140.9
Conversion of 102,922 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 3,662,997 Class A stock options	–	–	–	31.3	–	–	–	31.3
Employee stock purchases of 342,129 treasury shares	–	–	–	4.4	–	–	1.9	6.3
Acceleration of 5,130,778 Class A stock options	–	–	–	7.3	–	–	–	7.3
Dividend on Preferred shares	–	–	–	–	(9.8)	–	–	(9.8)
Issuance of 7,150 restricted Class A Common shares	–	–	–	–	–	–	–	–
Amortization of unearned restricted stock compensation	–	–	–	0.2	–	–	–	0.2
Tax benefit on Class A stock options exercised	–	–	–	19.0	–	–	–	19.0
Tax benefit on disposition of employee stock purchases	–	–	–	0.1	–	–	–	0.1
Other	–	–	–	–	–	–	–	–
Balance, February 28, 2006	$ –	$2.0	$0.3	$1,159.4	$1,592.3	$ 247.4	$(26.2)	$2,975.2

Table continued on next page.

Consolidated Statements of Changes in Stockholders' Equity (continued)

(in millions, except share data)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance, February 28, 2006	$ –	$2.0	$0.3	$1,159.4	$1,592.3	$ 247.4	$ (26.2)	$2,975.2
Comprehensive income:								
Net income for Fiscal 2007	–	–	–	–	331.9	–	–	331.9
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustments, net of tax effect of $10.1	–	–	–	–	–	132.1	–	132.1
Unrealized loss on cash flow hedges:								
Net derivative losses, net of tax effect of $4.3	–	–	–	–	–	(7.3)	–	(7.3)
Reclassification adjustments, net of tax effect of $5.1	–	–	–	–	–	(10.4)	–	(10.4)
Net loss recognized in other comprehensive income								(17.7)
Pension adjustment, net of tax effect of $5.2	–	–	–	–	–	(12.7)	–	(12.7)
Other comprehensive loss, net of tax								101.7
Comprehensive income								433.6
Repurchase of 3,894,978 Class A Common shares	–	–	–	–	–	–	(100.0)	(100.0)
Conversion of 32,000 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 5,423,708 Class A stock options	–	0.1	–	63.6	–	–	–	63.7
Employee stock purchases of 318,137 treasury shares	–	–	–	4.1	–	–	1.8	5.9
Stock-based employee compensation	–	–	–	17.9	–	–	–	17.9
Dividend on Preferred shares	–	–	–	–	(4.9)	–	–	(4.9)
Conversion of 170,500 Mandatory Convertible Preferred shares	–	0.1	–	(0.1)	–	–	–	–
Issuance of 8,614 restricted Class A Common shares	–	–	–	–	–	–	–	–
Amortization of unearned restricted stock compensation	–	–	–	0.1	–	–	–	0.1
Tax benefit on Class A stock options exercised	–	–	–	26.0	–	–	–	26.0
Tax benefit on disposition of employee stock purchases	–	–	–	0.1	–	–	–	0.1
Other	–	–	–	–	–	–	(0.1)	(0.1)
Balance, February 28, 2007	**$ –**	**$2.2**	**$0.3**	**$1,271.1**	**$1,919.3**	**$349.1**	**$(124.5)**	**$3,417.5**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)	February 28, 2007	February 28, 2006	February 28, 2005
	For the Years Ended		
Cash Flows from Operating Activities:			
Net income	**$ 331.9**	$ 325.3	$ 276.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property, plant and equipment	**131.7**	119.9	93.2
Deferred tax provision	**52.7**	30.1	48.3
Loss on disposal of business	**16.9**	–	–
Stock-based compensation expense	**16.5**	7.5	0.1
Loss on disposal or impairment of long-lived assets, net	**12.5**	2.2	2.4
Noncash portion of loss on extinguishment of debt	**11.8**	–	23.2
Amortization of intangible and other assets	**7.6**	8.2	10.5
Gain on change in fair value of derivative instruments	**(55.1)**	–	–
Equity in earnings of equity method investees	**(49.9)**	(0.8)	(1.8)
Proceeds from early termination of derivative contracts	**-**	48.8	–
Change in operating assets and liabilities, net of effects from purchases and sales of businesses:			
Accounts receivable, net	**(6.3)**	44.2	(100.3)
Inventories	**(85.1)**	(121.9)	(74.5)
Prepaid expenses and other current assets	**44.3**	7.2	(8.1)
Accounts payable	**34.3**	(1.2)	11.4
Accrued excise taxes	**1.0**	4.0	25.4
Other accrued expenses and liabilities	**(157.2)**	(35.1)	11.6
Other, net	**5.6**	(2.4)	2.8
Total adjustments	**(18.7)**	110.7	44.2
Net cash provided by operating activities	**313.2**	436.0	320.7
Cash Flows from Investing Activities:			
Purchases of businesses, net of cash acquired	**(1,093.7)**	(45.9)	(1,052.5)
Purchases of property, plant and equipment	**(192.0)**	(132.5)	(119.7)
Payment of accrued earn-out amount	**(3.6)**	(3.1)	(2.6)
Proceeds from maturity of derivative instrument	**55.1**	–	–
Proceeds from sales of businesses	**28.4**	17.9	–
Proceeds from sales of assets	**9.8**	119.7	13.7
Proceeds from sales of equity method investment	**-**	35.9	9.9
Investment in equity method investee	**-**	(2.7)	(86.1)
Proceeds from sales of marketable equity securities	**-**	–	14.4
Other investing activities	**(1.1)**	(4.9)	–
Net cash used in investing activities	**(1,197.1)**	(15.6)	(1,222.9)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt	**3,705.4**	9.6	2,400.0
Exercise of employee stock options	**63.4**	31.5	48.2
Net proceeds from (repayment of) notes payable	**47.1**	63.8	(45.8)
Excess tax benefits from stock-based payment awards	**21.4**	–	–
Proceeds from employee stock purchases	**5.9**	6.3	4.7
Principal payments of long-term debt	**(2,786.9)**	(527.6)	(1,488.7)
Purchases of treasury stock	**(100.0)**	–	–
Payment of financing costs of long-term debt	**(23.8)**	–	(24.4)
Payment of preferred stock dividends	**(7.3)**	(9.8)	(9.8)
Net cash provided by (used in) financing activities	**925.2**	(426.2)	884.2
Effect of exchange rate changes on cash and cash investments	**(18.7)**	(0.9)	(1.5)
Net Increase (Decrease) in Cash and Cash Investments	**22.6**	(6.7)	(19.5)
Cash and Cash Investments, beginning of year	**10.9**	17.6	37.1
Cash and Cash Investments, end of year	**$ 33.5**	$ 10.9	$ 17.6
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 220.8**	$ 198.9	$ 124.9
Income taxes	**$ 153.5**	$ 42.9	$ 83.7
Supplemental Disclosures of Noncash Investing and Financing Activities:			
Fair value of assets acquired, including cash acquired	**$ 1,775.0**	$ 49.5	$ 1,938.0
Liabilities assumed	**(648.2)**	(1.3)	(878.1)
Net assets acquired	**1,126.8**	48.2	1,059.9
Plus – settlement of note payable	**2.3**	–	–
Less – note payable issuance	**-**	(2.3)	–
Less – direct acquisition costs accrued or previously paid	**(0.4)**	–	(1.0)
Less – cash acquired	**(35.0)**	–	(6.4)
Net cash paid for purchases of businesses	**$ 1,093.7**	$ 45.9	$ 1,052.5
Investment in Crown Imports	**$ 124.4**	$ –	$ –

The accompanying notes are an integral part of these statements.

1 Summary of Significant Accounting Policies:

Description of business – Constellation Brands, Inc. and its subsidiaries (the "Company") operate primarily in the beverage alcohol industry. The Company is a leading international producer and marketer of beverage alcohol with a broad portfolio of brands across the wine, spirits and imported beer categories. The Company has the largest wine business in the world and is the largest multi-category supplier of beverage alcohol in the United States ("U.S."); a leading producer and exporter of wine from Australia and New Zealand; and both a major producer and independent drinks wholesaler in the United Kingdom ("U.K."). In North America, the Company distributes its products through wholesale distributors. In addition, the Company imports, markets and sells the Modelo Brands (as defined in Note 7) and certain other imported beer brands through the Company's joint venture, Crown Imports (as defined in Note 7). In Australia, the Company distributes its products directly to off-premise accounts, such as major retail chains, on-premise accounts, such as hotels and restaurants, and large wholesalers. In the U.K., the Company distributes its products directly to off-premise accounts, such as major retail chains, and to other wholesalers. Through the Company's U.K. wholesale business, the Company distributes its branded products and those of other major drinks companies to on-premise accounts: pubs, clubs, hotels and restaurants (see Note 24).

Principles of consolidation – The consolidated financial statements of the Company include the accounts of the Company and its majority-owned subsidiaries and entities in which the Company has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if the Company owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests in which the Company is the primary beneficiary.

Equity investments – If the Company is not required to consolidate its investment in another company, the Company uses the equity method if the Company can exercise significant influence over the other company. Under the equity method, investments are carried at cost, plus or minus the Company's equity in the increases and decreases in the investee's net assets after the date of acquisition and certain other adjustments. The Company's share of the net income or loss of the investee is included in equity in earnings of equity method investees on the Company's Consolidated Statements of Income. Dividends received from the investee reduce the carrying amount of the investment. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Management's use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition – Sales are recognized when title passes to the customer, which is generally when the product is shipped. Amounts billed to customers for shipping and handling are classified as sales. Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates.

Cost of product sold – The types of costs included in cost of product sold are raw materials, packaging materials, manufacturing costs, plant administrative support and overheads, and freight and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges and outbound shipping and handling costs, purchasing and receiving costs, inspection costs, warehousing and internal transfer costs.

Selling, general and administrative expenses – The types of costs included in selling, general and administrative expenses consist predominately of advertising and non-manufacturing administrative and overhead costs. Distribution network costs are not included in the Company's selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. Prepaid advertising costs at February 28, 2007, and February 28, 2006, were not material. Advertising expense for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, was $182.7 million, $142.4 million and $139.1 million, respectively.

Foreign currency translation – The "functional currency" for translating the accounts of the Company's operations outside the U.S. is the local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate for the period. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income (Loss) ("AOCI"). Gains or losses resulting from foreign currency denominated transactions are included in selling, general and administrative expenses in the Company's Consolidated Statements of Income. The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Aggregate foreign currency transaction net gains were $9.9 million, $5.1 million and $5.3 million for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, respectively.

Cash investments – Cash investments consist of highly liquid investments with an original maturity when purchased of three months or less and are stated at cost, which approximates market value. The amounts at February 28, 2007, and February 28, 2006, are not significant.

Allowance for doubtful accounts – The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. The allowance for doubtful accounts was $14.4 million and $13.5 million as of February 28, 2007, and February 28, 2006, respectively.

Fair value of financial instruments – To meet the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments (such as forwards, options, swaps, etc.) which take into account the present value of estimated future cash flows.

The carrying amount and estimated fair value of the Company's financial instruments are summarized as follows:

(in millions)	February 28, 2007 Carrying Amount	February 28, 2007 Fair Value	February 28, 2006 Carrying Amount	February 28, 2006 Fair Value
Assets:				
Cash and cash investments	**$ 33.5**	**$ 33.5**	$ 10.9	$ 10.9
Accounts receivable	**$ 881.0**	**$ 881.0**	$ 771.9	$ 771.9
Currency forward contracts	**$ 27.4**	**$ 27.4**	$ 11.7	$ 11.7
Interest rate swap contracts	**$ -**	**$ -**	$ 1.4	$ 1.4
Liabilities:				
Notes payable to banks	**$ 153.3**	**$ 153.3**	$ 79.9	$ 79.9
Accounts payable	**$ 376.1**	**$ 376.1**	$ 312.8	$ 312.8
Long-term debt, including current portion	**$4,032.2**	**$4,124.7**	$2,729.9	$2,786.7
Currency forward contracts	**$ 27.5**	**$ 27.5**	$ 4.0	$ 4.0
Interest rate swap contracts	**$ 0.9**	**$ 0.9**	$ –	$ –

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- ***Cash and cash investments, accounts receivable and accounts payable:*** The carrying amounts approximate fair value due to the short maturity of these instruments.
- ***Currency forward contracts:*** The fair value is estimated based on quoted market prices.
- ***Interest rate swap contracts:*** The fair value is estimated based on quoted market prices.
- ***Notes payable to banks:*** These instruments are variable interest rate bearing notes for which the carrying value approximates the fair value.
- ***Long-term debt:*** The senior credit facility is subject to variable interest rates which are frequently reset; accordingly, the carrying value of this debt approximates its fair value. The fair value of the remaining long-term debt, which is all fixed rate, is estimated by discounting cash flows using interest rates currently available for debt with similar terms and maturities.

Derivative instruments – As a multinational company, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect the Company's results of operations and financial condition. The amount of volatility realized will vary based upon the effectiveness and level of derivative instruments outstanding during a particular period of time, as well as the currency and interest rate market movements during that same period.

The Company enters into derivative instruments, primarily interest rate swaps and foreign currency forwards, to manage interest rate and foreign currency risks. In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended, the Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. The fair values of the Company's derivative instruments change with fluctuations in interest rates and/or currency rates and are expected to offset changes in the values of the underlying exposures. The Company's derivative instruments are held solely to hedge economic exposures. The Company follows strict policies to manage interest rate and foreign currency risks, including prohibitions on derivative market-making or other speculative activities. As of February 28, 2007, and February 28, 2006, the Company had foreign exchange contracts outstanding with a notional value of $2,383.3 million and $1,254.7 million, respectively. In addition, as of February 28, 2007, and February 28, 2006, the Company had interest rate swap agreements outstanding with a notional value of $1,200.0 million (see Note 9).

To qualify for hedge accounting under SFAS No. 133, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risk that is being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness will be measured. The derivative must be highly effective in offsetting either changes in the fair value or cash flows, as appropriate, of the risk being hedged. Effectiveness is evaluated on a retrospective and prospective basis based on quantitative measures.

Certain of the Company's derivative instruments do not qualify for SFAS No. 133 hedge accounting treatment; for others, the Company chooses not to maintain the required documentation to apply hedge accounting treatment. These instruments are used to hedge the Company's exposure to fluctuations in the value of foreign currency denominated receivables and payables, foreign currency investments, primarily consisting of loans to subsidiaries, and cash flows related primarily to repatriation of those loans or investments. Forward contracts, generally less than 12 months in duration, are used to hedge some of these risks. The Company's derivative policy permits the use of non-SFAS No. 133 hedging when the hedging instrument is settled within the fiscal quarter or offsets a recognized balance sheet exposure. In these circumstances, the mark to fair value is reported currently through earnings in selling, general and administrative expenses in the Company's Consolidated Statements of Income.

Furthermore, when it is determined that a derivative instrument which qualifies for hedge accounting treatment is not, or has ceased to be, highly effective as a hedge, the Company discontinues hedge accounting prospectively. The Company discontinues hedge accounting prospectively when (i) the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; (iii) it is no longer probable that the forecasted transaction will occur; or (iv) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Cash flow hedges: The Company is exposed to foreign denominated cash flow fluctuations in connection with sales to third parties, intercompany sales, and intercompany financing arrangements. Foreign currency forward contracts are used to hedge certain of these risks. In addition, the Company utilizes interest rate swaps to manage its exposure to changes in interest rates. Derivatives managing the Company's cash flow exposures generally mature within three years or less, with a maximum maturity of five years. Throughout the term of the designated cash flow hedge relationship, but at least quarterly, a retrospective evaluation and prospective assessment of hedge effectiveness is performed. In the event the relationship is no longer effective, the fair market value of the hedging derivative instrument is recognized immediately in the Company's Consolidated Statements of Income. In conjunction with its effectiveness testing, the Company also evaluates ineffectiveness associated with the hedge relationship. Resulting ineffectiveness, if any, is recognized immediately in the Company's Consolidated Statements of Income.

The Company records the fair value of its foreign exchange contracts qualifying for cash flow hedge accounting treatment in its consolidated balance sheet with the related gain or loss on those contracts deferred in stockholders' equity (as a component of AOCI). These deferred gains or losses are recognized in the Company's Consolidated Statements of Income in the same period in which the underlying hedged items are recognized, and on the same line item as the underlying hedged items. However, to the extent that any derivative instrument is not considered to be perfectly effective in offsetting the change in the value of the hedged item, the amount related to the ineffective portion of this derivative instrument is immediately recognized in the Company's Consolidated Statements of Income in selling, general and administrative expenses.

The Company expects $5.1 million of net gains, net of $2.8 million tax expense, to be reclassified from AOCI to earnings within the next 12 months. The amount of hedge ineffectiveness associated with the Company's designated cash flow hedge instruments recognized in the Company's Consolidated Statements of Income for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, was not material. All components of the Company's derivative instruments' gains or losses are included in the assessment of hedge effectiveness. In addition, the amount of net gains reclassified into earnings as a result of the discontinuance of cash flow hedge accounting due to the probability that the original forecasted transaction would not occur by the end of the originally specified time period was not material for the years ended February 28, 2007, February 28, 2006, and February 28, 2005.

Fair value hedges: Fair value hedges are hedges that offset the risk of changes in the fair values of recorded assets and liabilities, and firm commitments. The Company records changes in fair value of derivative instruments which are designated and deemed effective as fair value hedges, in earnings offset by the corresponding changes in the fair value of the hedged items.

The amount of hedge ineffectiveness associated with the Company's designated fair value hedge instruments recognized in the Company's Consolidated Statements of Income for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, was not material. All components of the Company's derivative instruments' gains or losses are included in the assessment of hedge effectiveness. There were no gains or losses recognized in earnings resulting from a hedged firm commitment no longer qualifying as a fair value hedge for the years ended February 28, 2007, February 28, 2006, and February 28, 2005.

Net investment hedges: Net investment hedges are hedges that use derivative instruments or non-derivative instruments to hedge the foreign currency exposure of a net investment in a foreign operation. The Company manages currency exposures resulting from its net investments in foreign subsidiaries principally with debt denominated in the related foreign currency. Gains and losses on these instruments are recorded as foreign currency translation adjustments in AOCI. Currently, the Company has designated the Sterling Senior Notes and the Sterling Series C Senior Notes (as defined in Note 9) totaling £155.0 million aggregate principal amount as a hedge against the net investment in the Company's U.K. subsidiary. For the years ended February 28, 2007, February 28, 2006, and February 28, 2005, net gains (losses) of $32.6 million, $25.9 million and ($8.1) million, respectively, are included in foreign currency translation adjustments within AOCI.

Counterparty credit risk: Counterparty credit risk relates to losses the Company could incur if a counterparty defaults on a derivative contract. The Company manages exposure to counterparty credit risk by requiring specified minimum credit standards and diversification of counterparties. The Company enters into master agreements with its counterparties that allow netting of certain exposures in order to manage this risk. All of the Company's counterpart exposures are with counterparts that have investment grade ratings. The Company has procedures to monitor the credit exposure for both mark to market and future potential exposures.

Inventories – Inventories are stated at the lower of cost (computed in accordance with the first-in, first-out method) or market. Elements of cost include materials, labor and overhead and are classified as follows:

(in millions)	February 28 2007	February 28 2006
Raw materials and supplies	**$ 106.5**	$ 82.4
In-process inventories	**1,264.4**	1,081.3
Finished case goods	**577.2**	540.7
	$1,948.1	$1,704.4

A substantial portion of barreled whiskey and brandy will not be sold within one year because of the duration of the aging process. All barreled whiskey and brandy are classified as in-process inventories and are included in current assets, in accordance with industry practice. Bulk wine inventories are also included as in-process inventories within current assets, in accordance with the general practices of the wine industry, although a portion of such inventories may be aged for periods greater than one year. Warehousing, insurance, ad valorem taxes and other carrying charges applicable to barreled whiskey and brandy held for aging are included in inventory costs.

The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of product sold. If the future demand for the Company's products is less favorable than the Company's forecasts, then the value of the inventories may be required to be reduced, which would result in additional expense to the Company and affect its results of operations.

Property, plant and equipment – Property, plant and equipment is stated at cost. Major additions and betterments are charged to property accounts, while maintenance and repairs are charged to operations as incurred. The cost of properties sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts at the time of disposal and resulting gains and losses are included as a component of operating income.

Depreciation – Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

	Depreciable Life in Years
Land improvements	15 to 32
Vineyards	16 to 26
Buildings and improvements	10 to 44
Machinery and equipment	3 to 35
Motor vehicles	3 to 7

Goodwill and other intangible assets – In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," the Company reviews its goodwill and indefinite lived intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company uses December 31 as its annual impairment test measurement date. Indefinite lived intangible assets consist principally of trademarks. Intangible assets determined to have a finite life, primarily distribution agreements, are amortized over their estimated useful lives and are subject to review for impairment in accordance with the provisions of SFAS No. 144 (as defined below). Note 6 provides a summary of intangible assets segregated between amortizable and nonamortizable amounts. No instances of impairment were noted on the Company's goodwill for the years ended February 28, 2007, February 28, 2006, and February 28, 2005. The Company recorded an immaterial impairment loss for the year ended February 28, 2007, for indefinite lived intangible assets associated with assets held-for-sale. No instances of impairment were noted on the Company's indefinite lived intangible assets for the years ended February 28, 2006, and February 28, 2005.

Other assets – Other assets include the following: (i) investments in equity method investees which are carried under the equity method of accounting (see Note 7); (ii) deferred financing costs which are stated at cost, net of accumulated amortization, and are amortized on an effective interest basis over the term of the related debt; (iii) deferred tax assets which are stated at cost, net of valuation allowances (see Note 10); and (iv) derivative assets which are stated at fair value (see discussion above).

Long-lived assets impairment – In accordance with Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value. Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.

Pursuant to this policy and as part of the Constellation Wines segment's Fiscal 2007 Wine Plan (as defined in Note 19), the Company recorded an asset impairment charge of $11.8 million for the year ended February 28, 2007, in connection with the write-down of certain winery and vineyard assets which satisfied the conditions necessary to be classified as held-for-sale. These assets were written down to a value based on the Company's estimate of fair value less cost to sell. Total assets held for sale as of February 28, 2007, are not material. This impairment charge is included in selling, general and administrative expenses on the Company's Consolidated Statements of Income. No losses were recorded for the years ended February 28, 2006, and February 28, 2005.

Income taxes – The Company uses the asset and liability method of accounting for income taxes. This method accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the difference between the financial reporting and tax bases of assets and liabilities.

Environmental – Environmental expenditures that relate to current operations or to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities for environmental risks or components thereof are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action. Liabilities for environmental costs were not material at February 28, 2007, and February 28, 2006.

Earnings per common share – The Company has two classes of common stock: Class A Common Stock and Class B Convertible Common Stock. With respect to dividend rights, the Class A Common Stock is entitled to cash dividends of at least ten percent higher than those declared and paid on the Class B Convertible Common Stock. Accordingly, the Company uses the two-class method for the computation of earnings per common share – basic and earnings per common share – diluted. The two-class computation method for each period reflects the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the minimum dividend rights of each class of stock. Earnings per common share – basic has been computed using the two-class method. Earnings per common share – diluted for Class A Common Stock has been computed using the more dilutive of the if-converted method or the two-class method. Earnings per common share – diluted for Class B Convertible Common Stock has been computed using the two-class method (see Note 16).

Basic earnings per common share excludes the effect of common stock equivalents and is computed using the two-class computation method. Diluted earnings per common share for Class A Common Stock reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per common share for Class A Common Stock assumes the exercise of stock options using the treasury stock method and the conversion of Class B Convertible Common Stock and Preferred Stock (as defined in Note 15) using the more dilutive if-converted method. Diluted earnings per common share for Class B Convertible Common Stock is presented without assuming conversion into Class A Common Stock and is computed using the two-class computation method.

Stock-based employee compensation plans – Effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," for its four stock-based employee compensation plans, which are described more fully in Note 15. SFAS No. 123(R) replaces Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25"), "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires the cost resulting from all share-based payment transactions be recognized in the financial statements. In addition, SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a grant date fair-value-based measurement method in accounting for share-based payment transactions. SFAS No. 123(R) also amends Statement of Financial Accounting Standards No. 95 ("SFAS No. 95"), "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS No. 123(R) applies to all awards granted, modified, repurchased, or cancelled by the Company after March 1, 2006. On March 29, 2005, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 107 ("SAB No. 107"), "Share-Based Payment," to express the views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and to provide the staff's views regarding the valuation of share-based payment arrangements for public companies. The SAB No. 107 guidance was taken into consideration with the implementation of SFAS No. 123(R).

Prior to March 1, 2006, the Company applied the intrinsic value method described in Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based employee compensation plans. In accordance with APB No. 25, the compensation cost for stock options was recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. Options granted under the Company's stock option plans have an exercise price equal to the market value of the underlying common stock on the date of grant; therefore, no incremental compensation expense has been recognized for grants made to employees under the Company's stock option plans. The

Company utilized the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," as amended.

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under the modified prospective transition method, the Company is required to record stock-based compensation expense for all awards granted after the adoption date and for the unvested portion of previously granted awards outstanding on the adoption date. Compensation cost related to the unvested portion of previously granted awards is based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123. Compensation cost for awards granted after the adoption date is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated and do not reflect the recognition of stock-based compensation in accordance with the provisions of SFAS No. 123(R).

Stock-based awards, primarily stock options, granted by the Company are subject to specific vesting conditions, generally time vesting, or upon retirement, disability or death of the employee (as defined by the stock option plan), if earlier. Under APB No. 25, as the exercise price is equal to the market value of the underlying common stock on the date of grant, no compensation expense is recognized for the granting of these stock options. Under the disclosure only provisions of SFAS No. 123, for stock-based awards that specify an employee vests in the award upon retirement, the Company accounts for the compensation expense ratably over the stated vesting period. If the employee retires, becomes disabled or dies before the end of the stated vesting period, then any remaining unrecognized compensation expense is accounted for at the date of the event. The Company continues to apply this policy for any awards granted prior to the Company's adoption of SFAS No. 123(R) on March 1, 2006, and for the unrecognized compensation expense associated with the remaining portion of the then unvested outstanding awards. The remaining portion of the unvested outstanding awards as of February 28, 2007, and February 28, 2006, was not material.

With the Company's adoption of SFAS No. 123(R) on March 1, 2006, the Company revised its approach for recognition of compensation expense for all new stock-based awards that accelerate vesting upon retirement. Under this revised approach, compensation expense will be recognized immediately for awards granted to retirement-eligible employees or over the period from the date of grant to the date of retirement-eligibility if that is expected to occur during the requisite service period.

Prior to the adoption of SFAS No. 123(R), the Company reported all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires cash flows resulting from the tax deductions in excess of the related compensation cost recognized in the financial statements (excess tax benefits) to be classified as financing cash flows. In accordance with SFAS No. 123(R), excess tax benefits recognized in periods after the adoption date have been properly classified as financing cash flows. Excess tax benefits recognized in periods prior to the adoption date are classified as operating cash flows.

During the fourth quarter of fiscal 2007, in connection with the Company's adoption of SFAS No. 123(R), the Company elected to use the alternative transition method, or "short-cut" method, to calculate the Company's historical pool of windfall tax benefits as allowed under the Financial Accounting Standards Board ("FASB") Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." Prior to electing this method, the Company assumed the use of the "long-haul" method as described in SFAS No. 123(R). This policy election resulted in a change to the amounts reported as financing cash flows. This policy election did not impact net income nor require an adjustment to cumulative retained earnings.

Total compensation cost for stock-based awards is as follows:

	For the Years Ended		
(in millions)	**February 28 2007**	February 28 2006	February 28 2005
Total compensation cost for stock-based awards recognized in the Consolidated Statements of Income	**$16.5**	$ 7.5	$0.1
Total income tax benefit recognized in the Consolidated Statements of Income for stock-based compensation	**$ 4.4**	$2.7	$ –
Total compensation cost for stock-based awards capitalized in inventory in the Consolidated Balance Sheets	**$ 1.6**	$ –	$ –

On December 21, 2006, the Human Resources Committee of the Company's Board of Directors approved the accelerated vesting of certain unvested stock options held by approximately 100 employees of the Company who transferred to Crown Imports on January 2, 2007, effective as of the end of the day on the date preceding the formation of the joint venture, January 1, 2007. The total incremental compensation cost associated with this modification was $1.8 million.

On February 16, 2006, the Company's Board of Directors approved the accelerated vesting of certain unvested stock options previously awarded under the Company's Long-Term Stock Incentive Plan and Incentive Stock Option Plan. Nearly all of the accelerated vesting was for stock options awarded with a performance-based acceleration feature. The acceleration of these stock options enabled the Company to more accurately forecast future compensation expense and to reduce related earnings volatility. As a result of the accelerated vesting, options to purchase 5,130,778 shares of the Company's Class A Common Stock, of which 98.7% were in-the-money, became fully exercisable. The acceleration eliminated future compensation expense of approximately $38.8 million that would have otherwise been recognized in the Company's Consolidated Statements of Income beginning March 1, 2006, through February 28, 2010. Also on February 16, 2006, the Company announced its worldwide wines reorganization (see Note 19). As a result of these foregoing actions, the Company recorded $7.3 million of stock-based employee compensation expense for the year ended February 28, 2006, of which $6.9 million is recorded as Restructuring and Related Charges and $0.4 million is recorded as selling, general and administrative expenses in the Company's Consolidated Statements of Income.

The following table illustrates the effect of adopting SFAS No. 123(R) for the year ended February 28, 2007, on selected reported items ("As Reported") and what those items would have been under previous guidance under APB No. 25:

	For the Year Ended February 28, 2007	
(in millions, except per share data)	**As Reported**	**Under APB No. 25**
Income before income taxes	**$ 535.3**	**$ 551.6**
Net income	**$ 331.9**	**$ 343.8**
Cash flows from operating activities	**$ 313.2**	**$ 334.6**
Cash flows from financing activities	**$ 925.2**	**$ 903.8**
Earnings per common share – basic:		
Class A Common Stock	**$ 1.44**	**$ 1.50**
Class B Common Stock	**$ 1.31**	**$ 1.36**
Earnings per common share – diluted:		
Class A Common Stock	**$ 1.38**	**$ 1.43**
Class B Common Stock	**$ 1.27**	**$ 1.32**

The following table illustrates the effect on net income and earnings per share for the years ended February 28, 2006, and February 28, 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	For the Years Ended	
(in millions, except per share data)	**February 28 2007**	February 28 2006
Net income, as reported	**$ 325.3**	$ 276.5
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**4.8**	0.1
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(38.7)**	(33.5)
Pro forma net income	**$ 291.4**	$ 243.1
Earnings per common share – basic:		
Class A Common Stock, as reported	**$ 1.44**	$ 1.25
Class B Convertible Common Stock, as reported	**$ 1.31**	$ 1.14
Class A Common Stock, pro forma	**$ 1.29**	$ 1.09
Class B Convertible Common Stock, pro forma	**$ 1.17**	$ 0.99
Earnings per common share – diluted:		
Class A Common Stock, as reported	**$ 1.36**	$ 1.19
Class B Convertible Common Stock, as reported	**$ 1.25**	$ 1.09
Class A Common Stock, pro forma	**$ 1.21**	$ 1.04
Class B Convertible Common Stock, pro forma	**$ 1.11**	$ 0.96

2 Recently Adopted Accounting Pronouncements:
Effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 151 ("SFAS No. 151"), "Inventory Costs – an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43 ("ARB No. 43"), "Restatement and Revision of Accounting Research Bulletins," Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have a material impact on the Company's consolidated financial statements.

As discussed in Note 1, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment." Under SFAS No. 123(R), all stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in the income statement over the requisite service period (see Note 15).

Effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 154 ("SFAS No. 154"), "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting of and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change of estimate effected by a change in accounting principle. SFAS No. 154 also carries forward without change the guidance in APB Opinion No. 20 with respect to accounting for changes in accounting estimates, changes in the reporting unit and correction of an error in previously issued financial statements. The adoption of SFAS No. 154 did not have a material impact on the Company's consolidated financial statements.

Effective February 28, 2007, the Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin No. 108 ("SAB No. 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The initial adoption of SAB No. 108 did not have a material impact on the Company's consolidated financial statements.

3 Acquisitions:

Acquisition of Vincor – On June 5, 2006, the Company acquired all of the issued and outstanding common shares of Vincor International Inc. ("Vincor"), Canada's premier wine company. Vincor is Canada's largest producer and marketer of wine. At the time of the acquisition, Vincor was the world's eighth largest producer and distributor of wine and related products by revenue and was also one of the largest wine importers, marketers and distributors in the U.K. Through this transaction, the Company acquired various additional winery and vineyard interests used in the production of premium, super-premium and fine wines from Canada, California, Washington State, Western Australia and New Zealand. In addition, as a result of the acquisition, the Company sources, markets and sells premium wines from South Africa. Well-known premium brands acquired in the Vincor acquisition include Inniskillin, Jackson-Triggs, Sumac Ridge, Hawthorne Mountain, R.H. Phillips, Toasted Head, Hogue, Kim Crawford and Kumala.

The acquisition of Vincor supports the Company's strategy of strengthening the breadth of its portfolio across price segments and geographic regions to capitalize on the overall growth in the wine industry. In addition to complementing the Company's current operations in the U.S., U.K., Australia and New Zealand, the acquisition of Vincor increases the Company's global presence by adding Canada as another core market and provides the Company with the ability to capitalize on broader geographic distribution in strategic international markets. In addition, the acquisition of Vincor makes the Company the largest wine company in Canada and strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash to the Vincor shareholders was $1,115.8 million. In addition, the Company expects to incur direct acquisition costs of approximately $11.0 million. At closing, the Company also assumed outstanding indebtedness of Vincor, net of cash acquired, of $320.2 million. The purchase price was financed with borrowings under the Company's June 2006 Credit Agreement (as defined in Note 9). In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price was based primarily on the estimated future operating results of the Vincor business, including the factors described above, as well as an estimated benefit from operating cost synergies.

In connection with the Vincor acquisition, the Company entered into a foreign currency forward contract to fix the U.S. dollar cost of the acquisition and the payment of certain outstanding indebtedness in April 2006. For the year ended February 28, 2007, the Company recorded a gain of $55.1 million in connection with this derivative instrument. Under SFAS No. 133, a transaction that involves a business combination is not eligible for hedge accounting treatment. As such, the gain was recognized separately on the Company's Consolidated Statements of Income, and the proceeds from maturity of the derivative instrument were reported as cash flows provided by investing activities on the Company's Consolidated Statements of Cash Flows.

The results of operations of the Vincor business are reported in the Constellation Wines segment and have been included in the Consolidated Statements of Income since the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the Vincor acquisition at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain assets and liabilities, and refining its restructuring plan which is under development and will be finalized during the Company's first quarter of fiscal 2008 (see Note 19). Accordingly, the allocation of the purchase price is preliminary and subject to change. Estimated fair values at June 5, 2006, are as follows:

(in millions)	
Current assets	$ 391.6
Property, plant and equipment	241.9
Goodwill	868.1
Trademarks	224.6
Other assets	48.8
Total assets acquired	1,775.0
Current liabilities	414.1
Long-term liabilities	234.1
Total liabilities assumed	648.2
Net assets acquired	$ 1,126.8

The trademarks are not subject to amortization. None of the goodwill is expected to be deductible for tax purposes.

Acquisition of Robert Mondavi – On December 22, 2004, the Company acquired all of the outstanding capital stock of The Robert Mondavi Corporation ("Robert Mondavi"), a leading premium wine producer based in Napa, California. Through this transaction, the Company acquired various additional winery and vineyard interests, and, additionally produces, markets and sells premium, super-premium and fine California wines under the Woodbridge by Robert Mondavi, Robert Mondavi Private Selection and Robert Mondavi Winery brand names. As a result of the Robert Mondavi acquisition, the Company acquired an ownership interest in Opus One, a joint venture owned equally by Robert Mondavi and Baron Philippe de Rothschild, S.A. During September 2005, the Company's president and Baroness Philippine de Rothschild announced an agreement to maintain equal ownership of Opus One. Opus One produces fine wines at its Napa Valley winery. The Company accounts for the investment in Opus One under the equity method. Accordingly, the results of operations of Opus One are included in the equity in earnings of equity method investees line in the Company's Consolidated Statements of Income since December 22, 2004.

The acquisition of Robert Mondavi supports the Company's strategy of strengthening the breadth of its portfolio across price segments to capitalize on the overall growth in the premium, super-premium and fine wine categories. The Company believes that the acquired Robert Mondavi brand names have strong brand recognition globally. The vast majority of sales from these brands are generated in the United States. The Company is leveraging the Robert Mondavi brands in the United States through its selling, marketing and distribution infrastructure. The Company also intends to further expand distribution for the Robert Mondavi brands in Europe through its Constellation Europe infrastructure.

The Robert Mondavi acquisition supports the Company's strategy of growth and breadth across categories and geographies, and strengthens its competitive position in its core markets. The Robert Mondavi acquisition provides the Company with a greater presence in the growing premium, super-premium and fine wine sectors within the United States and the ability to capitalize on the broader geographic distribution in strategic international markets. In particular, the Company believes there are growth opportunities for premium, super-premium and fine wines in the United Kingdom and other "new world" wine markets. Total consideration paid in cash to the Robert Mondavi shareholders was $1,030.7 million. Additionally, the Company incurred direct acquisition costs of $12.0 million. The purchase price was financed with borrowings under the Company's prior senior credit facility. In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price was based primarily on the estimated future operating results of the Robert Mondavi business, including the factors described above, as well as an estimated benefit from operating cost synergies.

The results of operations of the Robert Mondavi business are reported in the Constellation Wines segment and have been included in the Consolidated Statements of Income since the acquisition date.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Robert Mondavi acquisition at the date of acquisition, as adjusted for the final appraisal:

(in millions)	
Current assets	$ 513.5
Property, plant and equipment	438.1
Other assets	124.4
Trademarks	138.0
Goodwill	622.7
Total assets acquired	1,836.7
Current liabilities	310.0
Long-term liabilities	484.0
Total liabilities assumed	794.0
Net assets acquired	$1,042.7

The trademarks are not subject to amortization. None of the goodwill is expected to be deductible for tax purposes.

Following the Robert Mondavi acquisition, the Company sold certain of the acquired vineyard properties and related assets, investments accounted for under the equity method, and other winery properties and related assets, during the years ended February 28, 2006, and February 28, 2005. The Company realized net proceeds of $170.8 million from the sale of these assets for the year ended February 28, 2006. Amounts realized for the year ended February 28, 2005, were not material. No gain or loss has been recognized upon the sale of these assets.

The following table sets forth the unaudited pro forma results of operations of the Company for the years ended February 28, 2007, and February 28, 2006, respectively. The unaudited pro forma results of operations for the years ended February 28, 2007, and February 28, 2006, give effect to the Vincor acquisition as if it occurred on March 1, 2005. The unaudited pro forma results of operations are presented after giving effect to certain adjustments for depreciation, amortization of certain intangible assets and deferred financing costs, interest expense on the acquisition financing, interest expense associated with adverse grape contracts, and related income tax effects. The unaudited pro forma results of operations are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma results of operations for the year ended February 28, 2006, do not reflect total pretax nonrecurring charges of $29.5 million ($0.09 per share on a diluted basis) related to transaction costs, primarily for the acceleration of vesting of stock options, legal fees and investment banker fees, all of which were incurred by Vincor prior to the acquisition. The unaudited pro forma results of operations do not purport to present what the Company's results of operations would actually have been if the aforementioned transactions had in fact occurred on such date or at the beginning of the period indicated, nor do they project the Company's financial position or results of operations at any future date or for any future period.

	For the Years Ended	
(in millions, except per share data)	**February 28 2007**	February 28 2006
Net sales	**$5,334.0**	$5,152.7
Income before income taxes	**$ 490.0**	$ 359.3
Net income	**$ 300.6**	$ 209.0
Income available to common stockholders	**$ 295.7**	$ 199.2
Earnings per common share – basic:		
Class A Common Stock	**$ 1.30**	$ 0.91
Class B Common Stock	**$ 1.19**	$ 0.83
Earnings per common share – diluted:		
Class A Common Stock	**$ 1.25**	$ 0.88
Class B Common Stock	**$ 1.15**	$ 0.80
Weighted average common shares outstanding – basic:		
Class A Common Stock	**204.966**	196.907
Class B Common Stock	**23.840**	23.904
Weighted average common shares outstanding – diluted:		
Class A Common Stock	**239.772**	238.707
Class B Common Stock	**23.840**	23.904

During the year ended February 28, 2006, the Company completed its acquisition of two businesses, Rex Goliath and Cocktails by Jenn, for a total combined purchased price of $48.2 million. Unaudited pro forma results of operations for the year ended February 28, 2006, to give pro forma effect to these acquisitions as if they occurred on March 1, 2005, are not shown as they are not significant.

4 Property, Plant and Equipment:

The major components of property, plant and equipment are as follows:

(in millions)	February 28 2007	February 28 2006
Land and land improvements	**$ 301.2**	$ 249.8
Vineyards	**207.9**	168.6
Buildings and improvements	**448.1**	369.7
Machinery and equipment	**1,288.3**	1,061.9
Motor vehicles	**39.6**	14.5
Construction in progress	**95.2**	73.9
	2,380.3	1,938.4
Less – Accumulated depreciation	**(630.1)**	(513.1)
	$1,750.2	$1,425.3

5 Goodwill:

The changes in the carrying amount of goodwill for the year ended February 28, 2007, are as follows:

(in millions)	Constellation Wines	Constellation Spirits	Constellation Beers	Crown Imports	Consolidations and Eliminations	Consolidated
Balance, February 28, 2006	$2,034.9	$145.7	$ 13.0	$ –	$ –	$2,193.6
Purchase accounting allocations	856.6	(0.9)	–	–	–	855.7
Foreign currency translation adjustments	68.9	(0.4)	–	–	–	68.5
Purchase price earn-out	5.0	–	–	–	–	5.0
Investment in joint venture	–	–	(13.0)	13.0	(13.0)	(13.0)
Disposal of business	(25.9)	–	–	–	–	(25.9)
Balance, February 28, 2007	**$2,939.5**	**$144.4**	**$ -**	**$13.0**	**$(13.0)**	**$3,083.9**

The Constellation Wines segment's purchase accounting allocations of goodwill totaling $856.6 million consist of $868.1 million of goodwill resulting from the Vincor acquisition and a reduction of $11.5 million, net of tax, in connection with an adjustment to assumed liabilities acquired in a prior acquisition.

6 Intangible Assets:

The major components of intangible assets are:

	February 28, 2007		February 28, 2006	
(in millions)	Gross Carrying Amount	Net Carrying Amount	Gross Carrying Amount	Net Carrying Amount
Amortizable intangible assets:				
Customer relationships	**$32.9**	**$ 31.3**	$ 3.7	$ 3.6
Distribution agreements	**19.9**	**6.9**	18.9	7.0
Other	**2.4**	**1.1**	2.4	1.3
Total	**$55.2**	**39.3**	$25.0	11.9
Nonamortizable intangible assets:				
Trademarks		**1,091.9**		853.6
Agency relationships		**4.2**		18.4
Total		**1,096.1**		872.0
Total intangible assets		**$1,135.4**		$883.9

The difference between the gross carrying amount and net carrying amount for each item presented is attributable to accumulated amortization. Amortization expense for intangible assets was $2.8 million, $1.9 million and $2.8 million for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, respectively. Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

(in millions)	
2008	$ 2.9
2009	$ 2.9
2010	$ 2.9
2011	$ 2.8
2012	$ 2.4
Thereafter	$25.4

7 Other Assets:

The major components of other assets are as follows:

(in millions)	February 28 2007	February 28 2006
Investments in equity method investees	**$ 327.2**	$146.6
Deferred tax asset	**56.6**	15.8
Deferred financing costs	**40.7**	34.8
Other	**35.7**	15.3
	460.2	212.5
Less – Accumulated amortization	**(14.8)**	(15.6)
	$445.4	$196.9

Investment in equity method investees –
Crown Imports: On July 17, 2006, Barton Beers, Ltd. ("Barton"), an indirect wholly-owned subsidiary of the Company, entered into an Agreement to Establish Joint Venture (the "Joint Venture Agreement") with Diblo, S.A. de C.V. ("Diblo"), an entity owned 76.75% by Grupo Modelo, S.A. de C.V. ("Modelo") and 23.25% by Anheuser-Busch, Inc., pursuant to which Modelo's Mexican beer portfolio (the "Modelo Brands") will be exclusively imported, marketed and sold in the 50 states of the U.S., the District of Columbia and Guam. In addition, the owners of the Tsingtao and St. Pauli Girl brands have transferred exclusive importing, marketing and selling rights with respect to those brands in the U.S. to the joint venture. On January 2, 2007, the parties completed the closing (the "Closing") of the transactions contemplated in the Joint Venture Agreement, as amended at Closing.

Pursuant to the Joint Venture Agreement, Barton established Crown Imports LLC, a wholly-owned subsidiary formed as a Delaware limited liability company. On January 2, 2007, pursuant to a Barton Contribution Agreement, dated July 17, 2006, among Barton, Diblo and Crown Imports LLC (the "Barton Contribution Agreement"), Barton transferred to Crown Imports LLC substantially all of its assets relating to importing, marketing and selling beer under the Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, St. Pauli Girl and Tsingtao brands and the liabilities associated therewith (the "Barton Contributed Net Assets"). At the Closing, GModelo Corporation, a Delaware corporation (the "Diblo Subsidiary"), a subsidiary of Diblo joined Barton as a member of Crown Imports LLC, and, in exchange for a 50% membership interest in Crown Imports LLC, contributed cash in an amount equal to the Barton Contributed Net Assets, subject to specified adjustments. This imported beers joint venture is referred to hereinafter as "Crown Imports".

Also on January 2, 2007, Crown Imports and Extrade II S.A. de C.V. ("Extrade II"), an affiliate of Modelo, entered into an Importer Agreement (the "Importer Agreement"), pursuant to which Extrade II granted to Crown Imports the exclusive right to import, market and sell the Modelo Brands in the territories mentioned above, and Crown Imports and Marcas Modelo, S.A. de C.V. ("Marcas Modelo"), entered into a Sub-license Agreement (the "Sub-license Agreement"), pursuant to which Marcas Modelo granted Crown Imports an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory.

As a result of these transactions, Barton and Diblo each have, directly or indirectly, equal interests in Crown Imports and each of Barton and Diblo have appointed an equal number of directors to the Board of Directors of Crown Imports. The importer agreement that previously gave Barton the exclusive right to import, market and sell the Modelo Brands primarily west of the Mississippi River was superseded by the transactions contemplated by the Joint Venture Agreement, as amended. The contribution by Diblo Subsidiary in exchange for a 50% membership interest in Crown Imports does not constitute the acquisition of a business by the Company.

The joint venture and the related importation arrangements provide that, subject to the terms and conditions of those agreements, the joint venture and the related importation arrangements will continue for an initial term of 10 years, and renew in 10-year periods unless Diblo Subsidiary gives notice prior to the end of year seven of any term. Upon consummation of the transactions, the Company discontinued consolidation of the imported beer business and accounts for the investment in Crown Imports under the equity method. Accordingly, the results of operations of Crown Imports are included in the equity in earnings of equity method investees line in the Company's Consolidated Statements of Income from the date of investment. As of February 28, 2007, the Company's investment in Crown Imports was $163.4 million. The carrying amount of the investment is greater than the Company's equity in the underlying assets of Crown Imports by $13.6 million due to the difference in the carrying amounts of the indefinite lived intangible assets contributed to Crown Imports by each party.

Other: In connection with prior acquisitions, the Company acquired several investments which are being accounted for under the equity method. The primary investment consists of Opus One, a 50% owned joint venture arrangement. As of February 28, 2007, the Company's investment in Opus One was $63.1 million. The percentage of ownership of the remaining investments ranges from 20% to 50%.

In addition, in December 2004, the Company purchased a 40% interest in Ruffino S.r.l. ("Ruffino"), the well-known Italian fine wine company, for $89.6 million, including direct acquisition costs of $7.5 million. The Company does not have a controlling interest in Ruffino or exert any managerial control. The Company accounts for the investment in Ruffino under the equity method; accordingly, the results of operations of Ruffino from December 2004 are included in the equity in earnings of equity method investees line in the Company's Consolidated Statements of Income.

As of February 1, 2005, the Company's Constellation Wines segment began distribution of Ruffino's products in the U.S. Amounts purchased from Ruffino under this arrangement for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, were not material. As of February 28, 2007, amounts payable to Ruffino were not material. As of February 28, 2007, the Company's investment in Ruffino was $86.3 million.

Other items – Amortization expense for other assets was included in selling, general and administrative expenses and was $4.8 million, $6.2 million and $7.7 million for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, respectively.

During the year ended February 28, 2005, the Company sold its available-for-sale marketable equity security for cash proceeds of $14.4 million resulting in a gross realized loss of $0.7 million.

8 Other Accrued Expenses and Liabilities:

The major components of other accrued expenses and liabilities are as follows:

(in millions)	February 28 2007	February 28 2006
Advertising and promotions	$156.4	$ 174.1
Income taxes payable	94.7	113.2
Salaries and commissions	85.1	77.3
Accrued interest	79.7	28.4
Accrued restructuring	32.1	25.3
Adverse grape contracts (Note 14)	31.7	59.1
Other	191.0	137.2
	$670.7	$614.6

9 Borrowings:

Borrowings consist of the following:

(in millions)	February 28, 2007 Current	February 28, 2007 Long-term	February 28, 2007 Total	February 28, 2006 Total
Notes Payable to Banks:				
Senior Credit Facility –				
Revolving Credit Loans	$ 30.0	$ -	$ 30.0	$ 54.5
Other	123.3	-	123.3	25.4
	$153.3	$ -	$ 153.3	$ 79.9
Long-term Debt:				
Senior Credit Facility – Term Loans	$ 97.6	$2,422.4	$2,520.0	$1,764.0
Senior Notes	200.0	997.5	1,197.5	671.5
Senior Subordinated Notes	-	250.0	250.0	250.0
Other Long-term Debt	19.7	45.0	64.7	44.4
	$317.3	$3,714.9	$4,032.2	$2,729.9

Senior credit facility – In connection with the acquisition of Vincor, on June 5, 2006, the Company and certain of its U.S. subsidiaries, JPMorgan Chase Bank, N.A. as a lender and administrative agent, and certain other agents, lenders, and financial institutions entered into a new credit agreement (the "June 2006 Credit Agreement"). On February 23, 2007, the June 2006 Credit Agreement was amended (the "February Amendment"). The June 2006 Credit Agreement together with the February Amendment is referred to as the "2006 Credit Agreement". The 2006 Credit Agreement provides for aggregate credit facilities of $3.9 billion, consisting of a $1.2 billion tranche A term loan facility due in June 2011, a $1.8 billion tranche B term loan facility due in June 2013, and a $900 million revolving credit facility (including a sub-facility for letters of credit of up to $200 million) which terminates in June 2011. Proceeds of the June 2006 Credit Agreement were used to pay off the Company's obligations under its prior senior credit facility, to fund the acquisition of Vincor and to repay certain indebtedness of Vincor. The Company uses its revolving credit facility under the 2006 Credit Agreement for general corporate purposes, including working capital, on an as needed basis.

The tranche A term loan facility and the tranche B term loan facility were fully drawn on June 5, 2006. In August 2006, the Company used proceeds from the August 2006 Senior Notes (as defined below) to repay $180.0 million of the tranche A term loan and $200.0 million of the tranche B term loan. In addition, the Company prepaid an additional $100.0 million on the tranche B term loan in August 2006. As of February 28, 2007, the required principal repayments of the tranche A term loan and the tranche B term loan for each of the five succeeding fiscal years and thereafter are as follows:

(in millions)	Tranche A Term Loan	Tranche B Term Loan	Total
2008	$ 90.0	$ 7.6	$ 97.6
2009	210.0	15.2	225.2
2010	270.0	15.2	285.2
2011	300.0	15.2	315.2
2012	150.0	15.2	165.2
Thereafter	-	1,431.6	1,431.6
	$1,020.0	$1,500.0	$ 2,520.0

The rate of interest on borrowings under the 2006 Credit Agreement is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is fixed with respect to the tranche B term loan facility and is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement) with respect to the tranche A term loan facility and the revolving credit facility. As of February 28, 2007, the LIBOR margin for the revolving credit facility and the tranche A term loan facility is 1.25%, while the LIBOR margin on the tranche B term loan facility is 1.50%.

The February Amendment amended the June 2006 Credit Agreement to, among other things, (i) increase the revolving credit facility from $500.0 million to $900.0 million, which increased the aggregate credit facilities from $3.5 billion to $3.9 billion; (ii) increase the aggregate amount of cash payments the Company is permitted to make in respect or on account of its capital stock; (iii) remove certain limitations on the application of proceeds from the incurrence of senior unsecured indebtedness; (iv) increase the maximum permitted total "Debt Ratio" and decrease the required minimum "Interest Coverage Ratio"; and (v) eliminate the "Senior Debt Ratio" covenant and the "Fixed Charges Ratio" covenant.

The Company's obligations are guaranteed by certain of its U.S. subsidiaries. These obligations are also secured by a pledge of (i) 100% of the ownership interests in certain of the Company's U.S. subsidiaries and (ii) 65% of the voting capital stock of certain of the Company's foreign subsidiaries.

The Company and its subsidiaries are also subject to covenants that are contained in the 2006 Credit Agreement, including those restricting the incurrence of additional indebtedness (including guarantees of indebtedness), additional liens, mergers and consolidations, disposition or acquisition of property, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to numerous conditions, exceptions and thresholds. The financial covenants are limited to maximum total debt-coverage ratios and minimum interest coverage ratios.

As of February 28, 2007, under the 2006 Credit Agreement, the Company had outstanding tranche A term loans of $1.0 billion bearing an interest rate of 6.6%, tranche B term loans of $1.5 billion bearing an interest rate of 6.9%, revolving loans of $30.0 million bearing an interest rate of 6.6%, outstanding letters of credit of $50.9 million, and $819.1 million in revolving loans available to be drawn.

In March 2005, the Company replaced its then outstanding five year interest rate swap agreements with new five year delayed start interest rate swap agreements effective March 1, 2006, which are outstanding as of February 28, 2007. These delayed start interest rate swap agreements extended the original hedged period through fiscal 2010. The swap agreements fixed LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% over the five year term. The Company received $30.3 million in proceeds from the unwinding of the original swaps. This amount will be reclassified from Accumulated Other Comprehensive Income ("AOCI") ratably into earnings in the same period in which the original hedged item is recorded in the Consolidated Statements of Income. For the years ended February 28, 2007, and February 28, 2006, the Company reclassified $5.9 million and $3.6 million, respectively, from AOCI to Interest Expense, net in the Company's Consolidated Statements of Income. This non-cash operating activity is included in the Other, net line in the Company's Consolidated Statements of Cash Flows.

Senior notes – On August 4, 1999, the Company issued $200.0 million aggregate principal amount of 8⅝% Senior Notes due August 2006 (the "August 1999 Senior Notes"). On August 1, 2006, the Company repaid the August 1999 Senior Notes with proceeds from its revolving credit facility under the June 2006 Credit Agreement.

On November 17, 1999, the Company issued £75.0 million ($121.7 million upon issuance) aggregate principal amount of 8½% Senior Notes due November 2009 (the "Sterling Senior Notes"). Interest on the Sterling Senior Notes is payable semiannually on May 15 and November 15. In March 2000, the Company exchanged £75.0 million aggregate principal amount of 8½% Series B Senior Notes due in November 2009 (the "Sterling Series B Senior Notes") for all of the Sterling Senior Notes. The terms of the Sterling Series B Senior Notes are identical in all material respects to the Sterling Senior Notes. In October 2000, the Company exchanged £74.0 million aggregate principal amount of Sterling Series C Senior Notes (as defined below) for £74.0 million of the Sterling Series B Notes. The terms of the Sterling Series C Senior Notes are identical in all material respects to the Sterling Series B Senior Notes. As of February 28, 2007, the Company had outstanding £1.0 million ($2.0 million) aggregate principal amount of Sterling Series B Senior Notes.

On May 15, 2000, the Company issued £80.0 million ($120.0 million upon issuance) aggregate principal amount of 8½% Series C Senior Notes due November 2009 at an issuance price of £79.6 million ($119.4 million upon issuance, net of $0.6 million unamortized discount, with an effective interest rate of 8.6%) (the "Sterling Series C Senior Notes"). Interest on the Sterling Series C Senior Notes is payable semiannually on May 15 and November 15. As of February 28, 2007, the Company had outstanding £154.0 million ($302.1 million, net of $0.3 million unamortized discount) aggregate principal amount of Sterling Series C Senior Notes.

On February 21, 2001, the Company issued $200.0 million aggregate principal amount of 8% Senior Notes due February 2008 (the "February 2001 Senior Notes"). Interest on the February 2001 Senior Notes is payable semiannually on February 15 and August 15. In July 2001, the Company exchanged $200.0 million aggregate principal amount of 8% Series B Senior Notes due February 2008 (the "February 2001 Series B Senior Notes") for all of the February 2001 Senior Notes. The terms of the February 2001 Series B Senior Notes are identical in all material respects to the February 2001 Senior Notes. As of February 28, 2007, the Company had outstanding $200.0 million aggregate principal amount of February 2001 Series B Senior Notes.

On August 15, 2006, the Company issued $700.0 million aggregate principal amount of 7¼% Senior Notes due September 2016 at an issuance price of $693.1 million (net of $6.9 million unamortized discount, with an effective interest rate of 7.4%) (the "August 2006 Senior Notes"). The net proceeds of the offering ($685.6 million) were used to reduce a corresponding amount of borrowings under the Company's June 2006 Credit Agreement. Interest on the August 2006 Senior Notes is payable semiannually on March 1 and September 1 of each year, beginning March 1, 2007. The August 2006 Senior Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount and a make whole payment based on the present value of the future payments at the adjusted Treasury rate plus 50 basis points. The August 2006 Senior Notes are senior unsecured obligations and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company. Certain of the Company's significant operating subsidiaries guarantee the August 2006 Senior Notes, on a senior basis. As of February 28, 2007, the

Company had outstanding $693.4 million (net of $6.6 million unamortized discount) aggregate principal amount of August 2006 Senior Notes.

The senior notes described above are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount and a make whole payment based on the present value of the future payments at the adjusted Treasury rate or adjusted Gilt rate plus 50 basis points. The senior notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. Certain of the Company's significant operating subsidiaries guarantee the senior notes, on a senior basis.

Senior subordinated notes – On March 4, 1999, the Company issued $200.0 million aggregate principal amount of 8½% Senior Subordinated Notes due March 2009 ("Senior Subordinated Notes"). On March 11, 2004, the Senior Subordinated Notes were redeemed with proceeds from the revolving credit facility under the Company's then existing senior credit facility at 104.25% of par plus accrued interest. For the year ended February 28, 2005, in connection with this redemption, the Company recorded a charge of $10.3 million in selling, general and administrative expenses for the call premium and the remaining unamortized financing fees associated with the original issuance of the Senior Subordinated Notes.

On January 23, 2002, the Company issued $250.0 million aggregate principal amount of 8⅛% Senior Subordinated Notes due January 2012 ("January 2002 Senior Subordinated Notes"). Interest on the January 2002 Senior Subordinated Notes is payable semiannually on January 15 and July 15. The January 2002 Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2007. The January 2002 Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the senior credit facility. The January 2002 Senior Subordinated Notes are guaranteed, on a senior subordinated basis, by certain of the Company's significant operating subsidiaries. As of February 28, 2007, the Company had outstanding $250.0 million aggregate principal amount of January 2002 Senior Subordinated Notes.

Trust Indentures – Certain of the Company's Trust Indentures relating to the senior notes and senior subordinated notes contain certain covenants, including, but not limited to: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on senior subordinated indebtedness; (v) limitation on liens; (vi) limitation on sale of assets; (vii) limitation on issuance of guarantees of and pledges for indebtedness; (viii) restriction on transfer of assets; (ix) limitation on subsidiary capital stock; (x) limitation on dividends and other payment restrictions affecting subsidiaries; and (xi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person. The limitation on indebtedness covenant is governed by a rolling four quarter fixed charge ratio requiring a specified minimum.

Subsidiary credit facilities – In addition to the above arrangements, the Company has additional credit arrangements totaling $386.1 million as of February 28, 2007. These arrangements primarily support the financing needs of the Company's domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions. As of February 28, 2007, and February 28, 2006, amounts outstanding under these arrangements were $188.0 million and $69.8 million, respectively.

Debt payments – Principal payments required under long-term debt obligations (excluding unamortized discount of $6.9 million) during the next five fiscal years and thereafter are as follows:

(in millions)	
2008	$ 317.3
2009	238.5
2010	602.7
2011	318.1
2012	417.9
Thereafter	2,144.6
	$4,039.1

10 Income Taxes:

Income before income taxes was generated as follows:

	For the Years Ended		
(in millions)	**February 28 2007**	February 28 2006	February 28 2005
Domestic	**$449.2**	$446.8	$ 357.5
Foreign	**86.1**	30.5	74.5
	$535.3	$ 477.3	$432.0

The income tax provision consisted of the following:

	For the Years Ended		
(in millions)	**February 28 2007**	February 28 2006	February 28 2005
Current:			
Federal	**$112.8**	$ 95.1	$ 70.3
State	**15.1**	18.9	15.0
Foreign	**22.8**	7.9	21.9
Total current	**150.7**	121.9	107.2
Deferred:			
Federal	**55.4**	27.0	52.0
State	**14.1**	5.1	4.5
Foreign	**(16.8)**	(2.0)	(8.2)
Total deferred	**52.7**	30.1	48.3
Income tax provision	**$203.4**	$152.0	$155.5

The foreign provision for income taxes is based on foreign pretax earnings. Earnings of foreign subsidiaries would be subject to U.S. income taxation on repatriation to the U.S. The Company's consolidated financial statements provide for anticipated tax liabilities on amounts that may be repatriated.

Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income.

Significant components of deferred tax assets (liabilities) consist of the following:

(in millions)	February 28 2007	February 28 2006
Deferred tax assets:		
Net operating losses	**$ 93.0**	$ 34.1
Employee benefits	**45.8**	44.2
Inventory	**28.1**	43.0
Foreign tax credit	**13.8**	7.2
Insurance accruals	**6.8**	6.4
Stock-based compensation	**5.0**	–
Other accruals	**51.5**	34.3
Gross deferred tax assets	**244.0**	169.2
Valuation allowances	**(5.5)**	(3.5)
Deferred tax assets, net	**238.5**	165.7
Deferred tax liabilities:		
Intangible assets	**(344.7)**	(238.9)
Property, plant and equipment	**(203.2)**	(157.7)
Investment in equity method investees	**(36.5)**	(24.4)
Unrealized foreign exchange	**(16.6)**	(5.9)
Derivative instruments	**(6.0)**	(4.9)
Provision for unremitted earnings	**(1.5)**	(1.0)
Total deferred tax liabilities	**(608.5)**	(432.8)
Deferred tax liabilities, net	**(370.0)**	(267.1)
Less: Current deferred tax assets	**60.7**	88.4
Long-term deferred assets	**56.6**	15.8
Current deferred tax liability	**(13.2)**	(0.1)
Long-term deferred tax liabilities, net	**$ (474.1)**	$ (371.2)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Management considers the reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of any valuation allowances.

Operating loss carryforwards totaling $304.0 million at February 28, 2007, are being carried forward in a number of U.S. and foreign jurisdictions where the Company is permitted to use tax operating losses from prior periods to reduce future taxable income. Of these operating loss carryforwards, $45.5 million will expire in 2008 through 2027 and $258.5 million of operating losses in foreign jurisdictions may be carried forward indefinitely. In addition, certain tax credits generated of $13.8 million are available to offset future income taxes. These credits will expire, if not utilized, in 2013 through 2016.

On October 22, 2004, the American Jobs Creation Act ("AJCA") was signed into law. The AJCA includes a special one-time 85% dividends received deduction for certain foreign earnings that are repatriated. For the year ended February 28, 2006, the Company repatriated $95.7 million of earnings under the provisions of the AJCA. Deferred taxes had previously been provided for a portion of the dividends remitted. The reversal of deferred taxes offset the tax costs to repatriate the earnings and the Company recorded a net benefit of $6.8 million.

The AJCA also provides relief to U.S. domestic manufacturers by providing a tax deduction related to "qualified production income," which will be phased in over five years. In accordance with FASB Staff Position No. FAS 109-1 ("FSP FAS 109-1"), "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," the Company will recognize these benefits in the period in which the deduction is claimed. The tax benefit for the years ended February 28, 2007, and February 28, 2006, was $1.9 million and $2.0 million, respectively.

The Company is subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, the Company provides for additional tax expense based on probable outcomes of such matters. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes the reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of cash. Favorable resolution would be recognized as a reduction to the effective tax rate in the year of resolution. During the year ended February 28, 2006, various federal, state, and international examinations were finalized. A tax benefit of $16.2 million was recorded primarily related to the resolution of certain tax positions in connection with those examinations.

A reconciliation of the total tax provision to the amount computed by applying the statutory U.S. Federal income tax rate to income before provision for income taxes is as follows:

	For the Years Ended					
	February 28, 2007		February 28, 2006		February, 28 2005	
(in millions)	**Amount**	**% of Pretax Income**	Amount	% of Pretax Income	Amount	% of Pretax Income
Income tax provision at statutory rate	**$ 187.3**	**35.0**	$ 167.0	35.0	$151.2	35.0
State and local income taxes, net of federal income tax benefit	**19.0**	**3.5**	15.7	3.3	12.7	2.9
Earnings of subsidiaries taxed at other than U.S. statutory rate	**(14.4)**	**(2.7)**	(20.7)	(4.3)	(5.0)	(1.1)
Resolution of certain tax positions	**-**	**-**	(16.2)	(3.4)	-	-
Miscellaneous items, net	**11.5**	**2.2**	6.2	1.2	(3.4)	(0.8)
	$ 203.4	**38.0**	$152.0	31.8	$155.5	36.0

The effect of earnings of foreign subsidiaries includes the difference between the U.S. statutory rate and local jurisdiction tax rates, as well as the (benefit) provision for incremental U.S. taxes on unremitted earnings of foreign subsidiaries offset by foreign tax credits and other foreign adjustments. The miscellaneous items, net for the year ended February 28, 2007, consist primarily of the write-off of nondeductible intangible assets related to the sale of the Company's branded water business.

11 Other Liabilities:

The major components of other liabilities are as follows:

(in millions)	February 28 2007	February 28 2006
Accrued pension liability	**$ 132.9**	$122.1
Adverse grape contracts (Note 14)	**39.3**	64.6
Other	**68.4**	53.6
	$240.6	$240.3

12 Profit Sharing and Retirement Savings Plans:

The Company's retirement and profit sharing plan, the Constellation Brands, Inc. 401(k) and Profit Sharing Plan (the "Plan"), covers substantially all U.S. employees, excluding those employees covered by collective bargaining agreements. The 401(k) portion of the Plan permits eligible employees to defer a portion of their compensation (as defined in the Plan) on a pretax basis. Participants may defer up to 50% of their compensation for the year, subject to limitations of the Plan. The Company makes a matching contribution of 50% of the first 6% of compensation a participant defers. The amount of the Company's contribution under the profit sharing portion of the Plan is a discretionary amount as determined by the Board of Directors on an annual basis, subject to limitations of the Plan. Company contributions under the Plan were $15.2 million, $15.9 million and $13.0 million for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, respectively.

In addition to the Plan discussed above, the Company has the Hardy Wine Company Superannuation Plan (the "Hardy Plan") which covers substantially all of its salaried Australian employees. The Hardy Plan has a defined benefit component and a defined contribution component. The Company also has a statutory obligation to provide a minimum defined contribution on behalf of any Australian employees who are not covered by the Hardy Plan. In addition, the Company has a defined contribution plan that covers substantially all of its U.K. employees and a defined contribution plan that covers certain of its Canadian employees. Lastly, in connection with the Vincor acquisition, the Company acquired the Retirement Plan for Salaried Employees of Vincor International Inc. (the "Vincor Plan") which covers substantially all of its salaried Canadian employees. The Vincor Plan has a defined benefit component and a defined contribution component. Company contributions under the defined contribution component of the Hardy Plan, the Australian statutory obligation, the U.K. defined contribution plan, the Canadian defined contribution plan and the defined contribution component of the Vincor Plan aggregated $9.3 million, $7.7 million and $6.7 million for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, respectively.

The Company also has defined benefit pension plans that cover certain of its non-U.S. employees. These consist of a Canadian plan, an U.K. plan, the defined benefit components of the Hardy Plan and the Vincor Plan, and two defined benefit pension plans acquired in connection with the Vincor acquisition which cover substantially all of its hourly Canadian employees. For the year ended February 28, 2006, the Company's net periodic benefit cost included $6.4 million of recognized net actuarial loss due to an adjustment in the Company's defined benefit U.K. pension plan. Of that amount, $2.7 million represented current year expense. The Company uses a December 31 measurement date for all of its plans. Net periodic benefit cost reported in the Consolidated Statements of Income for these plans includes the following components:

	For the Years Ended		
(in millions)	February 28 2007	February 28 2006	February 28 2005
Service cost	**$ 3.9**	$ 2.1	$ 2.1
Interest cost	**21.5**	17.3	16.4
Expected return on plan assets	**(25.2)**	(16.5)	(17.2)
Special termination benefits	**1.0**	–	–
Amortization of prior service cost	**0.2**	0.2	–
Recognized net actuarial loss	**6.8**	9.4	2.5
Recognized gain due to settlement	**(0.3)**	–	–
Net periodic benefit cost	**$ 7.9**	$ 12.5	$ 3.8

The Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)," as of February 28, 2007 (see Note 23). The following table presents the incremental effect of applying SFAS No. 158 on individual line items in the Company's Consolidated Balance Sheets as of February 28, 2007:

(in millions)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Prepaid expenses and other	**$ 169.6**	**$ (8.9)**	**$ 160.7**
Intangible assets, net	**$ 1,136.0**	**$ (0.6)**	**$ 1,135.4**
Other assets, net	**$ 434.4**	**$ 11.0**	**$ 445.4**
Total assets	**$ 9,436.7**	**$ 1.5**	**$ 9,438.2**
Other accrued expenses and liabilities	**$ (670.6)**	**$ (0.1)**	**$ (670.7)**
Deferred income taxes	**$ (478.0)**	**$ 3.9**	**$ (474.1)**
Other liabilities	**$ (226.4)**	**$ (14.2)**	**$ (240.6)**
Accumulated other comprehensive income	**$ (358.0)**	**$ 8.9**	**$ (349.1)**
Total stockholders' equity	**$ (3,426.4)**	**$ 8.9**	**$ (3,417.5)**
Total liabilities and stockholders' equity	**$ (9,436.7)**	**$ (1.5)**	**$ (9,438.2)**

The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts included in the Consolidated Balance Sheets:

(in millions)	February 28 2007	February 28 2006
Change in benefit obligation:		
Benefit obligation as of March 1	**$ 393.2**	$ 349.1
Service cost	**3.9**	2.1
Interest cost	**21.5**	17.3
Plan participants' contributions	**1.9**	0.2
Plan amendment	**0.5**	-
Actuarial (gain) loss	**(14.2)**	62.2
Special termination benefits	**1.0**	-
Settlement	**(2.8)**	-
Acquisition	**46.2**	-
Benefits paid	**(14.8)**	(11.9)
Foreign currency exchange rate changes	**38.0**	(25.8)
Benefit obligation as of the last day of February	**$ 474.4**	$ 393.2
Change in plan assets:		
Fair value of plan assets as of March 1	**$ 259.5**	$ 253.7
Actual return on plan assets	**16.8**	30.4
Acquisition	**56.1**	-
Employer contribution	**12.5**	5.6
Plan participants' contributions	**1.9**	0.2
Settlement	**(2.8)**	-
Benefits paid	**(14.8)**	(11.9)
Foreign currency exchange rate changes	**22.9**	(18.5)
Fair value of plan assets as of the last day of February	**$ 352.1**	$ 259.5
Funded status of the plan as of the last day of February:		
Funded status	**$(122.3)**	$(133.7)
Employer contributions from measurement date to fiscal year end	**0.3**	0.8
Unrecognized prior service cost	**-**	0.8
Unrecognized actuarial loss	**-**	152.4
Net amount recognized	**$(122.0)**	$ 20.3
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid benefit cost	**$ -**	$ 0.8
Intangible asset	**-**	0.8
Long-term pension asset	**11.0**	-
Current accrued pension liability	**(0.1)**	-
Long-term accrued pension liability	**(132.9)**	(122.1)
Deferred tax asset	**-**	42.5
Accumulated other comprehensive loss, net	**-**	98.3
Net amount recognized	**$(122.0)**	$ 20.3
Amounts recognized in accumulated other comprehensive income, as a result of the adoption of SFAS No. 158:		
Unrecognized prior service cost	**$ 1.0**	
Unrecognized actuarial loss	**157.1**	
Accumulated other comprehensive income, gross	**158.1**	
Deferred tax asset	**47.6**	
Accumulated other comprehensive income, net	**$ 110.5**	

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows:

(in millions)	
Prior service cost	$0.3
Net actuarial loss	$8.4

As of February 28, 2007, and February 28, 2006, the accumulated benefit obligation for all defined benefit pension plans was $449.5 million and $379.7 million, respectively. The following table summarizes the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for only those pension plans with an accumulated benefit obligation in excess of plan assets:

(in millions)	February 28 2007	February 28 2006
Projected benefit obligation	**$404.9**	$376.5
Accumulated benefit obligation	**$392.2**	$363.0
Fair value of plan assets	**$273.1**	$240.3

The following table sets forth the weighted average assumptions used in developing the net periodic pension expense:

	For the Years Ended	
	February 28 2007	February 28 2006
Rate of return on plan assets	**7.64%**	7.09%
Discount rate	**4.89%**	5.42%
Rate of compensation increase	**3.84%**	3.77%

The following table sets forth the weighted average assumptions used in developing the benefit obligation:

	February 28 2007	February 28 2006
Discount rate	**5.12%**	4.72%
Rate of compensation increase	**4.07%**	3.95%

The Company's weighted average expected long-term rate of return on plan assets is 7.64%. The Company considers the historical level of long-term returns and the current level of expected long-term returns for each asset class, as well as the current and expected allocation of assets when developing its expected long-term rate of return on assets assumption. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the Company's portfolios.

The following table sets forth the weighted average asset allocations by asset category:

	February 28 2007	February 28 2006
Asset Category:		
Equity securities	**42.5%**	35.7%
Debt securities	**18.1%**	33.4%
Real estate	**1.2%**	0.5%
Other	**38.2%**	30.4%
Total	**100.0%**	100.0%

For each of its Canadian, U.K. and Australian defined benefit plans, the Company employs an investment return approach whereby a mix of equities and fixed income investments are used (on a plan by plan basis) to maximize the long-term rate of return on plan assets for a prudent level of risk. From time to time, the Company will target asset allocation on a plan by plan basis to enhance total return while balancing risks. The established weighted average target allocations across all of the Company's plans are approximately 40% equity securities, 22% fixed income securities, 4% real estate and 34% other. The other component results primarily from investments held by the Company's U.K. plan and consists primarily of U.K. hedge funds which have characteristics of both equity and fixed income securities. Risk tolerance is established separately for each plan through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The individual investment portfolios contain a diversified blend of equity and fixed-income investments. Equity investments are diversified across each plan's local jurisdiction stocks as well as international stocks, and across multiple asset classifications, including growth, value, and large and small capitalizations. Investment risk is measured and monitored for each plan separately on an ongoing basis through periodic investment portfolio reviews and annual liability measures.

The Company expects to contribute $11.7 million to its pension plans during the year ended February 28, 2008.

Benefit payments, which reflect expected future service, as appropriate, expected to be paid during the next ten fiscal years are as follows:

(in millions)	
2008	$ 16.6
2009	$ 15.7
2010	$ 16.2
2011	$ 18.5
2012	$ 17.9
2013 – 2017	$109.5

13 Postretirement Benefits:

The Company currently sponsors multiple unfunded postretirement benefit plans for certain of its Constellation Spirits segment employees, and, during the year ended February 28, 2007, in connection with the Vincor acquisition, the Company acquired an additional unfunded postretirement benefit plan covering certain of the Company's Canadian employees.

The Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)," as of February 28, 2007 (see Note 23). The following table presents the incremental effect of applying SFAS No. 158 on individual line items in the Company's Consolidated Balance Sheets as of February 28, 2007:

(in millions)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other accrued expenses and liabilities	$ (670.2)	$ (0.5)	$ (670.7)
Deferred income taxes	$ (474.3)	$ 0.2	$ (474.1)
Other liabilities	$ (240.5)	$ (0.1)	$ (240.6)
Accumulated other comprehensive income	$ (349.5)	$ 0.4	$ (349.1)
Total stockholders' equity	$(3,417.9)	$ 0.4	$(3,417.5)

The Company uses a December 31 measurement date for all of its plans. The status of the plans is as follows:

(in millions)	February 28 2007	February 28 2006
Change in benefit obligation:		
Benefit obligation as of March 1	**$ 5.6**	$ 5.0
Service cost	**0.2**	0.2
Interest cost	**0.5**	0.3
Acquisition	**1.0**	–
Benefits paid	**(0.2)**	(0.2)
Actuarial loss	**0.5**	0.1
Foreign currency exchange rate changes	**(0.2)**	0.2
Benefit obligation as of the last day of February	**$ 7.4**	$ 5.6
Funded status as of the last day of February:		
Funded status	**$ (7.4)**	$ (5.6)
Unrecognized prior service cost		(0.6)
Unrecognized net loss		0.6
Accrued benefit liability		$ (5.6)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current accrued post-retirement liability	**$ (0.5)**	$ –
Long-term accrued post-retirement liability	**(6.9)**	(5.6)
Net amount recognized	**$ (7.4)**	$ (5.6)
Amounts recognized in accumulated other comprehensive income, as a result of the adoption of SFAS No. 158:		
Unrecognized prior service cost	**$ (0.5)**	
Unrecognized actuarial loss	**1.1**	
Accumulated other comprehensive income, gross	**0.6**	
Deferred tax asset	**0.1**	
Accumulated other comprehensive income, net	**$ 0.5**	

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows:

(in millions)	
Prior service cost	$(0.1)
Net actuarial loss	$ 0.1

Net periodic benefit cost reported in the Consolidated Statements of Income includes the following components:

	For the Years Ended		
(in millions)	**February 28 2007**	February 28 2006	February 28 2005
Service cost	**$ 0.2**	$ 0.2	$0.1
Interest cost	**0.5**	0.3	0.3
Amortization of prior service cost	**(0.1)**	(0.1)	-
Net periodic benefit cost	**$ 0.6**	$ 0.4	$0.4

The following table sets forth the weighted average assumptions used in developing the benefit obligation:

	February 28 2007	February 28 2006
Discount rate	**5.00%**	4.97%
Rate of compensation increase	**3.50%**	3.50%

The following table sets forth the weighted average assumptions used in developing the net periodic non-pension postretirement:

	For the Years Ended	
	February 28 2007	February 28 2006
Discount rate	**5.04%**	5.95%
Rate of compensation increase	**3.50%**	3.50%

The following table sets forth the assumed health care cost trend rates as of February 28, 2007, and February 28, 2006:

	February 28, 2007		February 28, 2006	
	U.S. Plan	**Non-U.S. Plan**	U.S. Plan	Non-U.S. Plan
Health care cost trend rate assumed for next year	**10.0%**	**9.7% – 15.0%**	10.0%	8.8%
Rate to which the cost trend rate is assumed to decline to (the ultimate trend rate)	**3.5%**	**4.7% – 5.0%**	3.5%	4.7%
Year that the rate reaches the ultimate trend rate	**2012**	**2014 – 2016**	2011	2011

Assumed health care trend rates could have a significant effect on the amount reported for health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

(in millions)	1% Increase	1% Decrease
Effect on total service and interest cost components	$0.1	$ –
Effect on postretirement benefit obligation	$0.9	$(0.7)

Benefit payments, which reflect expected future service, as appropriate, expected to be paid during the next ten fiscal years are as follows:

(in millions)	
2008	$0.4
2009	$0.4
2010	$0.3
2011	$0.2
2012	$0.2
2013 – 2017	$2.9

14. Commitments and Contingencies:

Operating leases – Step rent provisions, escalation clauses, capital improvement funding and other lease concessions, when present in the Company's leases, are taken into account in computing the minimum lease payments. The minimum lease payments for the Company's operating leases are recognized on a straight-line basis over the minimum lease term. Future payments under noncancelable operating leases having initial or remaining terms of one year or more are as follows during the next five fiscal years and thereafter:

(in millions)	
2008	$ 72.9
2009	65.8
2010	57.1
2011	38.9
2012	34.9
Thereafter	270.7
	$540.3

Rental expense was $79.4 million, $70.5 million and $47.8 million for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, respectively.

Purchase commitments and contingencies – The Company has agreements with suppliers to purchase various spirits of which certain agreements are denominated in British pound sterling. The maximum future obligation under these agreements, based upon exchange rates at February 28, 2007, aggregate $26.0 million for contracts expiring through December 2012.

In connection with previous acquisitions as well as with the Vincor acquisition and Robert Mondavi acquisition, the Company has assumed grape purchase contracts with certain growers and suppliers. In addition, the Company has entered into other grape purchase contracts with various growers and suppliers in the normal course of business. Under the grape purchase contracts, the Company is committed to purchase all grape production yielded from a specified number of acres for a period of time from one to eighteen years. The actual tonnage and price of grapes that must be purchased by the Company will vary each year depending on certain factors, including weather, time of harvest, overall market conditions and the agricultural practices and location of the growers and suppliers under contract. The Company purchased $364.2 million and $491.8 million of grapes under contracts for the years ended February 28, 2007, and February 28, 2006, respectively. Based on current production yields and published grape prices, the Company estimates that the aggregate purchases under these contracts over the remaining terms of the contracts will be $2,182.2 million.

In connection with previous acquisitions as well as with the Vincor acquisition and Robert Mondavi acquisition, the Company established a liability for the estimated loss on firm purchase commitments assumed at the time of acquisition. As of February 28, 2007, the remaining balance on this liability is $71.0 million.

The Company's aggregate obligations under bulk wine purchase contracts will be $82.5 million over the remaining terms of the contracts which extend through fiscal 2011.

In connection with a previous acquisition, the Company assumed certain processing contracts which commit the Company to utilize outside services to process and/or package a minimum volume quantity. In addition, the Company has a processing contract utilizing outside services to process a minimum volume of brandy at prices which are dependent on the processing ingredients provided by the Company. The Company's aggregate obligations under these processing contracts will be $30.0 million over the remaining terms of the contracts which extend through fiscal 2011.

Employment contracts – The Company has employment contracts with certain of its executive officers and certain other management personnel with either automatic one year renewals or an indefinite term of employment unless terminated by either party. These employment contracts provide for minimum salaries, as adjusted for annual increases, and may include incentive bonuses based upon attainment of specified management goals. These employment contracts also provide for severance payments in the event of specified termination of employment. In addition, the Company has employment arrangements with certain other management personnel which provide for severance payments in the event of specified termination of employment. As of February 28, 2007, the aggregate commitment for future compensation and severance, excluding incentive bonuses, was $11.9 million, none of which was accruable at that date.

Employees covered by collective bargaining agreements – Approximately 28% of the Company's full-time employees are covered by collective bargaining agreements at February 28, 2007. Agreements expiring within one year cover approximately 10% of the Company's full-time employees.

Legal matters – In the course of its business, the Company is subject to litigation from time to time. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

15 Stockholders' Equity:

Common stock – The Company has two classes of common stock: Class A Common Stock and Class B Convertible Common Stock. Class B Convertible Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder. Holders of Class B Convertible Common Stock are entitled to ten votes per share. Holders of Class A Common Stock are entitled to one vote per share and a cash dividend premium. If the Company pays a cash dividend on Class B Convertible Common Stock, each share of Class A Common Stock will receive an amount at least ten percent greater than the amount of the cash dividend per share paid on Class B Convertible Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying any dividend on Class B Convertible Common Stock. However, under the terms of the Company's senior credit facility, the Company is currently constrained from paying cash dividends on its common stock. In addition, the indentures for the Company's outstanding senior notes and senior subordinated notes may restrict the payment of cash dividends on its common stock under certain circumstances.

In July 2005, the stockholders of the Company approved an increase in the number of authorized shares of Class A Common Stock from 275,000,000 shares to 300,000,000 shares, thereby increasing the aggregate number of authorized shares of the Company's common and preferred stock to 331,000,000 shares.

At February 28, 2007, there were 211,043,939 shares of Class A Common Stock and 23,825,338 shares of Class B Convertible Common Stock outstanding, net of treasury stock.

Stock repurchase – In February 2006, the Company's Board of Directors replenished a June 1998 Board of Directors authorization to repurchase up to $100.0 million of the Company's Class A Common Stock and Class B Common Stock. During the year ended February 28, 2007, the Company repurchased 3,894,978 shares of Class A Common Stock at an aggregate cost of $100.0 million, or at an average cost of $25.67 per share. The Company used revolver borrowings under the June 2006 Credit Agreement to pay the purchase price for these shares. No shares were repurchased during the years ended February 28, 2006, and February 28, 2005. In February 2007, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's Class A Common Stock and Class B Common Stock. Between February 28, 2007, and April 27, 2007, the Company repurchased 2,457,200 shares of Class A Common Stock pursuant to this authorization in open market transactions. The aggregate cost of these shares was $55.1 million, or an average cost of $22.44 per share. The Company used revolver borrowings under the 2006 Credit Agreement to pay the purchase price for these shares. The Company may finance future share repurchases through cash generated from operations or through revolver borrowings under the 2006 Credit Agreement. The repurchased shares will become treasury shares.

Preferred stock – During the year ended February 29, 2004, the Company issued 5.75% Series A Mandatory Convertible Preferred Stock ("Preferred Stock"). Dividends were cumulative and payable quarterly, if declared, in cash, shares of the Company's Class A Common Stock, or a combination thereof, at the discretion of the Company. Dividends were payable, if declared, on the first business day of March, June, September, and December of each year, commencing on December 1, 2003. On September 1, 2006, the Preferred Stock was converted into 9,983,066 shares of the Company's Class A Common Stock. The September 1, 2006, conversion includes both mandatory conversions as well as optional conversions initiated during August 2006. No fractional shares of the Company's Class A Common Stock were issued in the conversions.

Long-term stock incentive plan – Under the Company's Long-Term Stock Incentive Plan, nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards may be granted to employees, officers and directors of the Company. The aggregate number of shares of the Company's Class A Common Stock available for awards under the Company's Long-Term Stock Incentive Plan is 80,000,000 shares. The exercise price, vesting period and term of nonqualified stock options granted are established by the committee administering the plan (the "Committee"). The exercise price of any nonqualified stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. Grants of stock appreciation rights, restricted stock and other stock-based awards may contain such vesting, terms, conditions and other requirements as the Committee may establish. During the years ended February 28, 2007, February 28, 2006, and February 28, 2005, no stock appreciation rights were granted. During the years ended February 28, 2007, February 28, 2006, and February 28, 2005, 8,614 shares, 7,150 shares and 5,330 shares of restricted Class A Common Stock were granted at a weighted average grant date fair value of $24.75 per share, $27.96 per share and $18.86 per share, respectively.

Incentive stock option plan – Under the Company's Incentive Stock Option Plan, incentive stock options may be granted to employees, including officers, of the Company. Grants, in the aggregate, may not exceed 8,000,000 shares of the Company's Class A Common Stock. The exercise price of any incentive stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. The vesting period and term of incentive stock options granted are established by the Committee. The maximum term of incentive stock options is ten years.

A summary of stock option activity under the Company's Long-Term Stock Incentive Plan and the Incentive Stock Option Plan is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
Balance, February 29, 2004	22,574,946	$ 8.86	17,642,596	$ 7.90
Granted	6,826,050	$18.31		
Exercised	(5,421,978)	$ 8.93		
Forfeited	(378,268)	$15.10		
Balance, February 28, 2005	23,600,750	$11.48	20,733,345	$10.45
Granted	3,952,825	$27.24		
Exercised	(3,662,997)	$ 8.56		
Forfeited	(237,620)	$24.62		
Balance, February 28, 2006	23,652,958	$14.43	23,149,228	$14.43
Granted	5,670,181	$25.97		
Exercised	(5,423,708)	$11.74		
Forfeited	(530,905)	$25.53		
Balance, February 28, 2007	**23,368,526**	**$ 17.61**	**17,955,262**	**$15.24**

The following table summarizes information about stock options outstanding at February 28, 2007:

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 5.13 – $ 8.87	4,707,827	2.9 years	$ 7.21	
$10.25 – $15.51	5,440,832	5.4 years	$11.63	
$16.19 – $24.68	4,304,404	7.3 years	$18.24	
$24.73 – $30.52	8,915,463	8.7 years	$26.43	
Options outstanding	23,368,526	6.5 years	$ 17.61	$163,313,988
Options exercisable	17,955,262	5.8 years	$15.24	$ 161,076,101

Other information pertaining to stock options is as follows:

	For the Years Ended		
	February 28 2007	February 28 2006	February 28 2005
Weighted average grant-date fair value of stock options granted	**$ 10.04**	$ 9.55	$ 7.20
Total fair value of stock options vested	**$ 3,675,819**	$53,089,149	$52,459,926
Total intrinsic value of stock options exercised	**$78,294,306**	$63,444,953	$67,598,412
Tax benefit realized from stock options exercised	**$23,450,237**	$19,014,429	$22,963,117

The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended		
	February 28 2007	February 28 2006	February 28 2005
Expected life	**5.5 years**	5.0 years	6.0 years
Expected volatility	**31.7%**	31.3%	33.6%
Risk-free interest rate	**4.8%**	4.1%	3.6%
Expected dividend yield	**0.0%**	0.0%	0.0%

For the years ended February 28, 2007, February 28, 2006, and February 28, 2005, the Company used a projected expected life for each award granted based on historical experience of employees' exercise behavior for similar type grants. Expected volatility for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, is based on historical volatility levels of the Company's Class A Common Stock. The risk-free interest rate for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

Employee stock purchase plans – The Company has a stock purchase plan under which 9,000,000 shares of Class A Common Stock may be issued. Under the terms of the plan, eligible employees may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. During the years ended February 28, 2007, February 28, 2006, and February 28, 2005, employees purchased 265,295 shares, 249,507 shares and 274,106 shares, respectively, under this plan.

The weighted average fair value of purchase rights granted during the years ended February 28, 2007, February 28, 2006, and February 28, 2005, was $5.50, $6.23 and $4.98, respectively. The fair value of purchase rights granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended		
	February 28 2007	February 28 2006	February 28 2005
Expected life	**0.5 years**	0.5 years	0.5 years
Expected volatility	**23.4%**	27.3%	24.5%
Risk-free interest rate	**5.2%**	4.1%	2.2%
Expected dividend yield	**0.0%**	0.0%	0.0%

The Company has a stock purchase plan under which 2,000,000 shares of the Company's Class A Common Stock may be issued to eligible employees and directors of the Company's U.K. subsidiaries. Under the terms of the plan, participants may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price may be no less than 80% of the closing price of the stock on the day the purchase price is fixed by the committee administering the plan. During the years ended February 28, 2007, February 28, 2006, and February 28, 2005, employees purchased 52,842 shares, 92,622 shares and 74,164 shares, respectively, under this plan. During the year ended February 28, 2007, the Company granted purchase rights with a weighted average fair value of $11.22. The fair value of the purchase rights granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected purchase right life of 3.9 years, expected volatility of 27.9%, risk-free interest rate of 4.8% and expected dividend yield of 0%. The maximum number of shares which can be purchased under this grant is 396,803 shares. During the years ended February 28, 2006, and February 28, 2005, there were no purchase rights granted.

As of February 28, 2007, there was $42.9 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Company's four stock-based employee compensation plans. This cost is expected to be recognized in the Company's Consolidated Statements of Income over a weighted-average period of 3.0 years. With respect to the issuance of shares under any of the Company's stock-based compensation plans, the Company has the option to issue authorized but unissued shares or treasury shares.

16 Earnings Per Common Share:

Earnings per common share are as follows:

(in millions, except per share data)	For the Years Ended February 28 2007	February 28 2006	February 28 2005
Net income	**$ 331.9**	$ 325.3	$ 276.5
Dividends on preferred stock	**(4.9)**	(9.8)	(9.8)
Income available to common stockholders	**$ 327.0**	$ 315.5	$ 266.7
Weighted average common shares outstanding – basic:			
Class A Common Stock	**204.966**	196.907	191.489
Class B Common Stock	**23.840**	23.904	24.043
Total weighted average common shares outstanding – basic	**228.806**	220.811	215.532
Stock options	**5.933**	7.913	7.545
Preferred stock	**5.033**	9.983	9.983
Weighted average common shares outstanding – diluted	**239.772**	238.707	233.060
Earnings per common share – basic:			
Class A Common Stock	**$ 1.44**	$ 1.44	$ 1.25
Class B Common Stock	**$ 1.31**	$ 1.31	$ 1.14
Earnings per common share – diluted:			
Class A Common Stock	**$ 1.38**	$ 1.36	$ 1.19
Class B Common Stock	**$ 1.27**	$ 1.25	$ 1.09

Stock options to purchase 3.8 million, 3.6 million, and 1.6 million shares of Class A Common Stock at a weighted average price per share of $27.25, $27.30, and $23.27 were outstanding for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, respectively, but were not included in the computation of the diluted earnings per common share because the stock options' exercise price was greater than the average market price of the Class A Common Stock for the respective periods.

17 Accumulated Other Comprehensive Income (Loss):

Accumulated other comprehensive loss, net of tax effects, includes the following components:

(in millions)	Foreign Currency Translation Adjustments	Net Unrealized Gains on Derivatives	Pension/ Post-Retirement Adjustments	Accumulated Other Comprehensive Income
Balance, February 28, 2006	$314.7	$ 31.0	$ (98.3)	$ 247.4
Current period change	132.1	(17.7)	(12.7)	101.7
Balance, February 28, 2007	**$446.8**	**$ 13.3**	**$(111.0)**	**$349.1**

During the year ended February 28, 2006, the Company changed the structure of certain of its cash flow hedges of forecasted foreign currency denominated transactions. As a result, the Company received $18.5 million in proceeds from the early termination of related foreign currency derivative instruments. As the forecasted transactions are still probable, this amount was recorded to AOCI and will be reclassified from AOCI into earnings in the same periods in which the original hedged items are recorded in the Consolidated Statements of Income. See Note 9 for discussion of $30.3 million cash proceeds received from the early termination of interest rate swap agreements in March 2005.

18 Significant Customers and Concentration of Credit Risk:

Sales to the five largest customers represented 21.7%, 21.1% and 21.5% of the Company's sales for the years ended February 28, 2007, February 28, 2006, and February 28, 2005, respectively. No single customer was responsible for greater than 10% of sales during these years. Accounts receivable from the Company's largest customer, Southern Wine and Spirits, represented 13.0%, 11.0% and 10.2% of the Company's total accounts receivable as of February 28, 2007, February 28, 2006, and February 28, 2005, respectively. Sales to the Company's five largest customers are expected to continue to represent a significant portion of the Company's revenues. The Company's arrangements with certain of its customers may, generally, be terminated by either party with prior notice. The Company performs ongoing credit evaluations of its customers' financial position, and management of the Company is of the opinion that any risk of significant loss is reduced due to the diversity of customers and geographic sales area.

19 Restructuring and Related Charges:

The Company has several restructuring plans within its Constellation Wines segment as follows:

Fiscal 2004 Plan – The further realignment of business operations and the Company's plan to exit the commodity concentrate product line in the U.S., both announced during fiscal 2004, (the "Fiscal 2004 Plan"). The Fiscal 2004 Plan consists of exiting the commodity concentrate product line located in Madera, California, and selling the Company's Escalon facility located in Escalon, California. The decision to exit the commodity concentrate product line resulted from the fact that the line was facing declining sales and profits and was not part of the Company's core beverage alcohol business. By exiting the commodity concentrate line, the Company was able to free up capacity at its winery in Madera, and move production and storage from Escalon to Madera, and forego further investment in its aging Escalon facility. The Fiscal 2004 Plan includes the renegotiation of existing grape contracts associated with commodity concentrate inventory, asset write-offs and severance-related costs. The Fiscal 2004 Plan has been completed as of February 28, 2007.

Robert Mondavi Plan – The Company's plan announced in January 2005 to restructure and integrate the operations of The Robert Mondavi Corporation (the "Robert Mondavi Plan"). The objective of the Robert Mondavi Plan is to achieve operational efficiencies and eliminate redundant costs resulting from the December 22, 2004, acquisition of Robert Mondavi. The Robert Mondavi Plan includes the elimination of certain employees, the consolidation of certain field sales and administrative offices, and the termination of various contracts. The Robert Mondavi Plan has been completed as of February 28, 2007.

Fiscal 2006 Plan – The Company's worldwide wine reorganizations and the Company's plan to consolidate certain west coast production processes in the U.S., both announced during fiscal 2006, (collectively, the "Fiscal 2006 Plan"). The Fiscal 2006 Plan's principal features are to reorganize and simplify the infrastructure and reporting structure of the Company's global wine business and to consolidate certain west coast production processes. This Fiscal 2006 Plan is part of the Company's ongoing effort to enhance its administrative, operational and production efficiencies in light of its ongoing growth. The objective of the Fiscal 2006 Plan is to achieve greater efficiency in sales, administrative and operational activities and eliminate redundant costs. The Fiscal 2006 Plan includes the termination of employment of certain employees in various locations worldwide, the consolidation of certain worldwide wine selling and administrative functions, the consolidation of certain warehouse and production functions, the termination of various contracts, investment in new assets and the reconfiguration of certain existing assets. The Company expects the Fiscal 2006 Plan to be complete by February 28, 2009.

Vincor Plan – The Company's plan announced in July 2006 to restructure and integrate the operations of Vincor (the "Vincor Plan"). The objective of the Vincor Plan is to achieve operational efficiencies and eliminate redundant costs resulting from the June 5, 2006, acquisition of Vincor, as well as to achieve greater efficiency in sales, marketing, administrative and operational activities. The Vincor Plan includes the elimination of certain employment redundancies, primarily in the United States, United Kingdom and Australia, and the termination of various contracts. The Company expects the Vincor Plan to be complete by February 28, 2009.

Fiscal 2007 Wine Plan – The Company's plans announced in August 2006 to invest in new distribution and bottling facilities in the U.K. and to streamline certain Australian wine operations (collectively, the "Fiscal 2007 Wine Plan"). The U.K. portion of the plan includes new investments in property, plant and equipment and certain disposals of property, plant and equipment and is expected to increase wine bottling capacity and efficiency and reduce costs of transport, production and distribution. The U.K. portion of the plan also includes costs for employee terminations. The Australian portion of the plan includes the buy-out of certain grape supply and processing contracts and the sale of certain property, plant and equipment. The initiatives are part of the Company's ongoing efforts to maximize asset utilization, further reduce costs and improve long-term return on invested capital throughout its international operations. The Company expects the Australian portion of the plan to be complete by February 29, 2008, and the U.K. portion of the plan to be complete by February 28, 2009.

For the year ended February 28, 2007, the Company recorded $32.5 million of restructuring and related charges associated with these plans. For the year ended February 28, 2006, the Company recorded $29.3 million of restructuring and related charges associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan. Included in the $29.3 million of restructuring and related charges incurred for the year ended February 28, 2006, is $6.9 million of non-cash charges for stock-based compensation (which are excluded from the restructuring liability rollforward table below). For the year ended February 28, 2005, the Company recorded $7.6 million of restructuring and related charges associated with the Fiscal 2004 Plan and the Robert Mondavi Plan, which consists of $6.2 million of restructuring charges and $1.4 million of other related restructuring charges.

Restructuring and related charges consisting of employee termination benefit costs, contract termination costs, and other associated costs are accounted for under either SFAS 112 or SFAS 146, as appropriate. Employee termination benefit costs are accounted for under SFAS 112, as the Company has had several restructuring programs which have provided employee termination benefits in the past. The Company includes employee severance, related payroll benefit costs such as costs to provide continuing health insurance, and outplacement services as employee termination benefit costs. Contract termination costs, and other associated costs including, but not limited to, facility consolidation and relocation costs are accounted for under SFAS 146. Per SFAS 146, contract termination costs are costs to terminate a contract that is not a capital lease, including costs to terminate the contract before the end of its term or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. The Company includes costs to terminate certain operating leases for buildings, computer and IT equipment, and costs to terminate contracts, including distributor contracts and contracts for long-term purchase commitments, as contract termination costs. Per SFAS 146, other associated costs include, but are not limited to, costs to consolidate or close facilities and relocate employees. The Company includes employee relocation costs and equipment relocation costs as other associated costs.

Details of each plan are presented in the following table. The Robert Mondavi Plan and the Fiscal 2004 Plan are collectively referred to as "Other Plans" in the table below.

(in millions)	Fiscal 2007 Wine Plan	Vincor Plan	Fiscal 2006 Plan	Other Plans	Total
Restructuring liability, February 29, 2004	$ –	$ –	$ –	$ 2.6	$ 2.6
Robert Mondavi acquisition	–	–	–	49.1	49.1
Restructuring charges:					
Employee termination benefit costs	–	–	–	3.7	3.7
Contract termination costs	–	–	–	1.5	1.5
Facility consolidation/relocation costs	–	–	–	1.0	1.0
Restructuring charges, February 28, 2005	–	–	–	6.2	6.2
Cash expenditures	–	–	–	(18.7)	(18.7)
Foreign currency translation adjustments	–	–	–	–	–
Restructuring liability, February 28, 2005	–	–	–	39.2	39.2
Robert Mondavi acquisition	–	–	–	4.8	4.8
Restructuring charges:					
Employee termination benefit costs	–	–	17.4	2.3	19.7
Contract termination costs	–	–	–	0.7	0.7
Facility consolidation/relocation costs	–	–	0.2	1.8	2.0
Restructuring charges, February 28, 2006	–	–	17.6	4.8	22.4
Cash expenditures	–	–	(0.9)	(39.9)	(40.8)
Foreign currency translation adjustments	–	–	–	(0.3)	(0.3)
Restructuring liability, February 28, 2006	–	–	16.7	8.6	25.3
Vincor acquisition	–	39.8	–	–	39.8
Restructuring charges:					
Employee termination benefit costs	2.0	1.6	2.1	0.2	5.9
Contract termination costs	24.0	1.0	0.7	(0.1)	25.6
Facility consolidation/relocation costs	–	0.2	0.7	0.1	1.0
Restructuring charges, February 28, 2007	**26.0**	**2.8**	**3.5**	**0.2**	**32.5**
Cash expenditures	**(23.3)**	**(22.1)**	**(17.3)**	**(3.5)**	**(66.2)**
Foreign currency translation adjustments	**0.1**	**0.7**	**0.6**	**0.1**	**1.5**
Restructuring liability, February 28, 2007	**$ 2.8**	**$ 21.2**	**$ 3.5**	**$ 5.4**	**$ 32.9**

Employee termination benefit costs include the reversal of prior accruals of $2.0 million related primarily to the Fiscal 2006 Plan for the year ended February 28, 2007, and $0.2 million related to the Fiscal 2004 Plan for the year ended February 28, 2005. In addition, facility consolidation/relocation costs include the reversal of prior accruals of $0.3 million related primarily to the Fiscal 2004 Plan for the year ended February 28, 2007.

In addition, the following table presents other related costs incurred in connection with the Fiscal 2007 Wine Plan, the Vincor Plan, the Fiscal 2006 Plan and the Fiscal 2004 Plan:

(in millions)	Fiscal 2007 Wine Plan	Vincor Plan	Fiscal 2006 Plan	Other Plans	Total
For the Year Ended February 28, 2007					
Accelerated depreciation/inventory write-down (cost of product sold)	**$ 3.3**	**$ 0.3**	**$ 3.6**	**$ –**	**$ 7.2**
Asset write-down/other costs (selling, general and administrative expenses)	**$12.9**	**$ –**	**$ 3.4**	**$ –**	**$16.3**
For the Year Ended February 28, 2006					
Accelerated depreciation (cost of product sold)	$ –	$ –	$13.4	$ –	$13.4
Other costs (selling, general and administrative expenses)	$ –	$ –	$ 0.1	$ –	$ 0.1
For the Year Ended February 28, 2005					
Other related restructuring charges (restructuring and related charges)	$ –	$ –	$ –	$1.4	$ 1.4

A summary of restructuring charges and other related costs incurred since inception for each plan, as well as total expected costs for each plan, are presented in the following table:

(in millions)	Fiscal 2007 Wine Plan	Vincor Plan	Fiscal 2006 Plan	Robert Mondavi Plan	Fiscal 2004 Plan
Costs incurred to date					
Restructuring charges:					
Employee termination benefit costs	$ 2.0	$1.6	$26.4	$2.9	$10.2
Contract termination costs	24.0	1.0	0.8	0.6	19.2
Facility consolidation/relocation costs	–	0.2	0.8	0.5	4.4
Total restructuring charges	26.0	2.8	28.0	4.0	33.8
Other related costs:					
Accelerated depreciation/inventory write-down	3.3	0.3	17.0	–	–
Asset write-down/other costs	12.9	–	3.5	–	–
Other related restructuring charges	–	–	–	–	6.0
Total other related costs	16.2	0.3	20.5	–	6.0
Total costs incurred to date	$42.2	$3.1	$48.5	$4.0	$39.8
Total expected costs					
Restructuring charges:					
Employee termination benefit costs	$ 2.0	$1.6	$ 27.4	$2.9	$10.2
Contract termination costs	25.2	1.1	8.7	0.6	19.2
Facility consolidation/relocation costs	0.1	0.3	2.0	0.5	4.4
Total restructuring charges	27.3	3.0	38.1	4.0	33.8
Other related costs:					
Accelerated depreciation/inventory write-down	11.7	0.6	19.7	–	–
Asset write-down/other costs	22.6	–	3.5	–	–
Other related restructuring charges	–	–	–	–	6.0
Total other related costs	34.3	0.6	23.2	–	6.0
Total expected costs	$61.6	$3.6	$61.3	$4.0	$39.8

In connection with the Company's acquisition of Vincor and Robert Mondavi, the Company accrued $39.8 million and $50.5 million of liabilities for exit costs, respectively, as of the respective acquisition date. The Robert Mondavi acquisition line item in the table above for the year ended February 28, 2006, reflects adjustments to the fair value of liabilities assumed in the acquisition. As of February 28, 2007, the balances of the Vincor and Robert Mondavi purchase accounting accruals were $19.3 million and $5.4 million, respectively. As of February 28, 2006, and February 28, 2005, the balance of the Robert Mondavi purchase accounting accrual was $8.1 million and $37.6 million, respectively.

20 Acquisition-Related Integration Costs:

For the year ended February 28, 2007, the Company recorded $23.6 million of acquisition-related integration costs associated primarily with the Vincor Plan. The Company defines acquisition-related integration costs as nonrecurring costs incurred to integrate newly acquired businesses after a business combination which are incremental to those of the Company prior to the business combination. As such, acquisition-related integration costs include, but are not limited to, (i) employee-related costs such as salaries and stay bonuses paid to employees of the acquired business that will be terminated after their integration activities are completed, (ii) costs to relocate fixed assets and inventories, and (iii) facility costs and other one-time costs such as external services and consulting fees. For the year ended February 28, 2007, acquisition-related integration costs included $9.8 million of employee-related costs and $13.8 million of facilities and other one-time costs. For the years ended February 28, 2006, and February 28, 2005, the Company recorded $16.8 million and $9.4 million, respectively, of acquisition-related integration costs associated with the Robert Mondavi Plan.

21 Condensed Consolidating Financial Information: Subsequent to February 28, 2006, seven subsidiaries of the Company which were previously included as Subsidiary Guarantors (as defined below) became Subsidiary Nonguarantors (as defined below) under the Company's existing indentures. Subsequent to August 31, 2006, six subsidiaries of the Company which were previously included as Subsidiary Nonguarantors became Subsidiary Guarantors under the Company's existing indentures. The following information sets forth the condensed consolidating balance sheets as of February 28, 2007, and February 28, 2006, the condensed consolidating statements of income and cash flows for each of the three years in the period ended February 28, 2007, for the Company, the parent company, the combined subsidiaries of the Company which guarantee the Company's senior notes and senior subordinated notes ("Subsidiary Guarantors") and the combined subsidiaries of the Company which are not Subsidiary Guarantors (primarily foreign subsidiaries) ("Subsidiary Nonguarantors"), as if the new Subsidiary Nonguarantors and the new Subsidiary Guarantors had been in place as of and for all periods presented. The Subsidiary Guarantors are wholly owned and the guarantees are full, unconditional, joint and several obligations of each of the Subsidiary Guarantors. Separate financial statements for the Subsidiary Guarantors of the Company are not presented because the Company has determined that such financial statements would not be material to investors. The accounting policies of the parent company, the Subsidiary Guarantors and the Subsidiary Nonguarantors are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting pronouncements described in Note 2. There are no restrictions on the ability of the Subsidiary Guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet at February 28, 2007					
Current assets:					
Cash and cash investments	$ 2.4	$ 1.1	$ 30.0	$ -	$ 33.5
Accounts receivable, net	342.7	57.5	480.8	-	881.0
Inventories	38.1	1,045.3	870.5	(5.8)	1,948.1
Prepaid expenses and other	2.0	105.3	62.1	(8.7)	160.7
Intercompany receivable (payable)	1,080.3	(775.1)	(305.2)	-	-
Total current assets	1,465.5	434.1	1,138.2	(14.5)	3,023.3
Property, plant and equipment, net	42.2	810.9	897.1	-	1,750.2
Investments in subsidiaries	6,119.9	115.6	-	(6,235.5)	-
Goodwill	-	1,509.1	1,574.8	-	3,083.9
Intangible assets, net	-	566.7	568.7	-	1,135.4
Other assets, net	32.2	245.4	167.8	-	445.4
Total assets	$ 7,659.8	$3,681.8	$4,346.6	$(6,250.0)	$9,438.2
Current liabilities:					
Notes payable to banks	$ 30.0	$ -	$ 123.3	$ -	$ 153.3
Current maturities of long-term debt	299.2	10.2	7.9	-	317.3
Accounts payable	7.1	112.8	256.2	-	376.1
Accrued excise taxes	10.9	31.4	31.4	-	73.7
Other accrued expenses and liabilities	242.4	105.2	333.5	(10.4)	670.7
Total current liabilities	589.6	259.6	752.3	(10.4)	1,591.1
Long-term debt, less current maturities	3,672.7	18.5	23.7	-	3,714.9
Deferred income taxes	(24.1)	405.0	93.2	-	474.1
Other liabilities	4.1	36.7	199.8	-	240.6
Stockholders' equity:					
Preferred stock	-	9.0	1,013.9	(1,022.9)	-
Class A and Class B common stock	2.5	100.7	190.3	(291.0)	2.5
Additional paid-in capital	1,271.1	1,280.9	1,296.9	(2,577.8)	1,271.1
Retained earnings	1,919.3	1,553.6	349.1	(1,902.7)	1,919.3
Accumulated other comprehensive income	349.1	17.8	427.4	(445.2)	349.1
Treasury stock	(124.5)	-	-	-	(124.5)
Total stockholders' equity	3,417.5	2,962.0	3,277.6	(6,239.6)	3,417.5
Total liabilities and stockholders' equity	$ 7,659.8	$3,681.8	$4,346.6	$(6,250.0)	$9,438.2

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet at February 28, 2006					
Current assets:					
Cash and cash investments	$ 0.9	$ 1.2	$ 8.8	$ –	$ 10.9
Accounts receivable, net	233.0	195.3	343.6	–	771.9
Inventories	38.6	1,032.6	637.8	(4.6)	1,704.4
Prepaid expenses and other	13.6	156.4	39.3	4.4	213.7
Intercompany receivable (payable)	956.1	(1,101.3)	145.2	–	–
Total current assets	1,242.2	284.2	1,174.7	(0.2)	2,700.9
Property, plant and equipment, net	35.6	729.4	660.3	–	1,425.3
Investments in subsidiaries	4,655.8	113.1	–	(4,768.9)	–
Goodwill	–	1,308.8	884.8	–	2,193.6
Intangible assets, net	–	549.6	334.3	–	883.9
Other assets, net	24.9	69.3	102.7	–	196.9
Total assets	$5,958.5	$3,054.4	$3,156.8	$(4,769.1)	$ 7,400.6
Current liabilities:					
Notes payable to banks	$ 54.5	$ –	$ 25.4	$ –	$ 79.9
Current maturities of long-term debt	200.1	4.6	9.4	–	214.1
Accounts payable	4.4	123.1	185.3	–	312.8
Accrued excise taxes	15.6	42.9	18.2	–	76.7
Other accrued expenses and liabilities	230.6	146.1	235.1	2.8	614.6
Total current liabilities	505.2	316.7	473.4	2.8	1,298.1
Long-term debt, less current maturities	2,485.5	12.8	17.5	–	2,515.8
Deferred income taxes	(12.8)	356.1	27.9	–	371.2
Other liabilities	5.4	72.1	162.8	–	240.3
Stockholders' equity:					
Preferred stock	–	9.0	938.9	(947.9)	–
Class A and Class B common stock	2.3	6.4	28.3	(34.7)	2.3
Additional paid-in capital	1,159.4	1,034.8	879.8	(1,914.6)	1,159.4
Retained earnings	1,592.3	1,216.0	353.1	(1,569.1)	1,592.3
Accumulated other comprehensive income	247.4	30.5	275.1	(305.6)	247.4
Treasury stock	(26.2)	–	–	–	(26.2)
Total stockholders' equity	2,975.2	2,296.7	2,475.2	(4,771.9)	2,975.2
Total liabilities and stockholders' equity	$5,958.5	$3,054.4	$3,156.8	$(4,769.1)	$ 7,400.6

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Income for the Year Ended February 28, 2007					
Sales	**$ 954.0**	**$ 3,376.2**	**$ 2,872.1**	**$ (800.5)**	**$ 6,401.8**
Less – excise taxes	**(139.3)**	**(468.2)**	**(577.9)**	**-**	**(1,185.4)**
Net sales	**814.7**	**2,908.0**	**2,294.2**	**(800.5)**	**5,216.4**
Cost of product sold	**(606.5)**	**(2,015.5)**	**(1,818.3)**	**747.8**	**(3,692.5)**
Gross profit	**208.2**	**892.5**	**475.9**	**(52.7)**	**1,523.9**
Selling, general and administrative expenses	**(209.3)**	**(310.5)**	**(302.0)**	**53.0**	**(768.8)**
Restructuring and related charges	**(0.2)**	**(5.0)**	**(27.3)**	**-**	**(32.5)**
Acquisition-related integration costs	**(2.0)**	**(7.1)**	**(14.5)**	**-**	**(23.6)**
Operating (loss) income	**(3.3)**	**569.9**	**132.1**	**0.3**	**699.0**
Equity in earnings of equity method investees and subsidiaries	**464.9**	**54.0**	**3.8**	**(472.8)**	**49.9**
Gain on change in fair value of derivative instrument	**-**	**55.1**	**-**	**-**	**55.1**
Interest expense, net	**(151.4)**	**(80.0)**	**(37.3)**	**-**	**(268.7)**
Income before income taxes	**310.2**	**599.0**	**98.6**	**(472.5)**	**535.3**
Benefit from (provision for) income taxes	**21.7**	**(261.4)**	**36.6**	**(0.3)**	**(203.4)**
Net income	**331.9**	**337.6**	**135.2**	**(472.8)**	**331.9**
Dividends on preferred stock	**(4.9)**	**-**	**-**	**-**	**(4.9)**
Income available to common stockholders	**$ 327.0**	**$ 337.6**	**$ 135.2**	**$ (472.8)**	**$ 327.0**
Condensed Consolidating Statement of Income for the Year Ended February 28, 2006					
Sales	$ 1,300.6	$ 3,002.5	$ 2,349.8	$ (945.9)	$ 5,707.0
Less – excise taxes	(166.8)	(437.8)	(498.9)	–	(1,103.5)
Net sales	1,133.8	2,564.7	1,850.9	(945.9)	4,603.5
Cost of product sold	(911.1)	(1,836.3)	(1,475.6)	944.1	(3,278.9)
Gross profit	222.7	728.4	375.3	(1.8)	1,324.6
Selling, general and administrative expenses	(175.2)	(225.0)	(212.2)	–	(612.4)
Restructuring and related charges	(1.7)	(11.6)	(16.0)	–	(29.3)
Acquisition-related integration costs	–	(14.6)	(2.2)	–	(16.8)
Operating income	45.8	477.2	144.9	(1.8)	666.1
Equity in earnings of equity method investees and subsidiaries	332.6	15.9	(4.3)	(343.4)	0.8
Gain on change in fair value of derivative instrument	–	–	–	–	–
Interest (expense) income, net	(76.6)	(154.4)	41.4	–	(189.6)
Income before income taxes	301.8	338.7	182.0	(345.2)	477.3
Benefit from (provision for) income taxes	23.4	(170.9)	(5.1)	0.6	(152.0)
Net income	325.2	167.8	176.9	(344.6)	325.3
Dividends on preferred stock	(9.8)	–	–	–	(9.8)
Income available to common stockholders	$ 315.4	$ 167.8	$ 176.9	$ (344.6)	$ 315.5
Condensed Consolidating Statement of Income for the Year Ended February 28, 2005					
Sales	$ 823.9	$ 2,584.7	$ 2,303.5	$ (572.3)	$ 5,139.8
Less – excise taxes	(148.3)	(435.9)	(468.0)	–	(1,052.2)
Net sales	675.6	2,148.8	1,835.5	(572.3)	4,087.6
Cost of product sold	(547.9)	(1,501.9)	(1,465.0)	567.8	(2,947.0)
Gross profit	127.7	646.9	370.5	(4.5)	1,140.6
Selling, general and administrative expenses	(155.7)	(221.1)	(178.9)	–	(555.7)
Restructuring and related charges	–	(4.2)	(3.4)	–	(7.6)
Acquisition-related integration costs	–	(9.4)	–	–	(9.4)
Operating (loss) income	(28.0)	412.2	188.2	(4.5)	567.9
Equity in earnings of equity method investees and subsidiaries	274.6	13.5	(0.1)	(286.2)	1.8
Gain on change in fair value of derivative instrument	–	–	–	–	–
Interest (expense) income, net	21.4	(88.4)	(70.7)	–	(137.7)
Income before income taxes	268.0	337.3	117.4	(290.7)	432.0
Benefit from (provision for) income taxes	8.4	(144.4)	(21.2)	1.7	(155.5)
Net income	276.4	192.9	96.2	(289.0)	276.5
Dividends on preferred stock	(9.8)	–	–	–	(9.8)
Income available to common stockholders	$ 266.6	$ 192.9	$ 96.2	$ (289.0)	$ 266.7

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2007					
Net cash (used in) provided by operating activities	**$ (240.4)**	**$ 471.8**	**$ 81.8**	**$ -**	**$ 313.2**
Cash flows from investing activities:					
Purchase of business, net of cash acquired	**-**	**(2.1)**	**(1,091.6)**	**-**	**(1,093.7)**
Purchases of property, plant and equipment	**(7.2)**	**(76.0)**	**(108.8)**	**-**	**(192.0)**
Payment of accrued earn-out amount	**-**	**(3.6)**	**-**	**-**	**(3.6)**
Proceeds from maturity of derivative instrument	**-**	**55.1**	**-**	**-**	**55.1**
Proceeds from sales of businesses	**-**	**-**	**28.4**	**-**	**28.4**
Proceeds from sales of assets	**-**	**0.3**	**9.5**	**-**	**9.8**
Proceeds from sales of equity method investments	**-**	**-**	**-**	**-**	**-**
Investment in equity method investee	**-**	**-**	**-**	**-**	**-**
Other investing activities	**-**	**-**	**(1.1)**	**-**	**(1.1)**
Net cash used in investing activities	**(7.2)**	**(26.3)**	**(1,163.6)**	**-**	**(1,197.1)**
Cash flows from financing activities:					
Intercompany financings, net	**(934.5)**	**(361.1)**	**1,295.6**	**-**	**-**
Proceeds from issuance of long-term debt	**3,693.1**	**1.9**	**10.4**	**-**	**3,705.4**
Exercise of employee stock options	**63.4**	**-**	**-**	**-**	**63.4**
Net (repayment of) proceeds from notes payable	**(24.5)**	**-**	**71.6**	**-**	**47.1**
Excess tax benefits from share-based payment awards	**21.4**	**-**	**-**	**-**	**21.4**
Proceeds from employee stock purchases	**5.9**	**-**	**-**	**-**	**5.9**
Principal payments of long-term debt	**(2,444.6)**	**(86.4)**	**(255.9)**	**-**	**(2,786.9)**
Purchases of treasury stock	**(100.0)**	**-**	**-**	**-**	**(100.0)**
Payment of financing costs of long-term debt	**(23.8)**	**-**	**-**	**-**	**(23.8)**
Payment of preferred stock dividends	**(7.3)**	**-**	**-**	**-**	**(7.3)**
Net cash provided by (used in) financing activities	**249.1**	**(445.6)**	**1,121.7**	**-**	**925.2**
Effect of exchange rate changes on cash and cash investments	**-**	**-**	**(18.7)**	**-**	**(18.7)**
Net increase (decrease) in cash and cash investments	**1.5**	**(0.1)**	**21.2**	**-**	**22.6**
Cash and cash investments, beginning of period	**0.9**	**1.2**	**8.8**	**-**	**10.9**
Cash and cash investments, end of period	**$ 2.4**	**$ 1.1**	**$ 30.0**	**$ -**	**$ 33.5**

	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2006					
Net cash (used in) provided by operating activities	$ (23.6)	$ 294.5	$ 165.1	$ -	$ 436.0
Cash flows from investing activities:					
Purchase of business, net of cash acquired	-	(45.9)	-	-	(45.9)
Purchases of property, plant and equipment	(5.2)	(52.2)	(75.1)	-	(132.5)
Payment of accrued earn-out amount	-	(3.1)	-	-	(3.1)
Proceeds from maturity of derivative instrument	-	-	-	-	-
Proceeds from sales of businesses	-	17.9	-	-	17.9
Proceeds from sales of assets	-	118.3	1.4	-	119.7
Proceeds from sales of equity method investments	-	35.9	-	-	35.9
Investment in equity method investee	-	(2.7)	-	-	(2.7)
Other investing activities	-	(5.0)	0.1	-	(4.9)
Net cash (used in) provided by investing activities	(5.2)	63.2	(73.6)	-	(15.6)
Cash flows from financing activities:					
Intercompany financings, net	477.7	(367.3)	(110.4)	-	-
Proceeds from issuance of long-term debt	0.1	8.8	0.7	-	9.6
Exercise of employee stock options	31.5	-	-	-	31.5
Net proceeds from notes payable	40.5	-	23.3	-	63.8
Excess tax benefits from share-based payment awards	-	-	-	-	-
Proceeds from employee stock purchases	6.3	-	-	-	6.3
Principal payments of long-term debt	(516.6)	(7.3)	(3.7)	-	(527.6)
Purchases of treasury stock	-	-	-	-	-
Payment of financing costs of long-term debt	-	-	-	-	-
Payment of preferred stock dividends	(9.8)	-	-	-	(9.8)
Net cash provided by (used in) financing activities	29.7	(365.8)	(90.1)	-	(426.2)
Effect of exchange rate changes on cash and cash investments	-	-	(0.9)	-	(0.9)
Net increase (decrease) in cash and cash investments	0.9	(8.1)	0.5	-	(6.7)
Cash and cash investments, beginning of period	-	9.3	8.3	-	17.6
Cash and cash investments, end of period	$ 0.9	$ 1.2	$ 8.8	$ -	$ 10.9

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2005					
Net cash (used in) provided by operating activities	$ (5.1)	$ 213.6	$ 112.2	$ –	$ 320.7
Cash flows from investing activities:					
Purchase of business, net of cash acquired	(1,035.1)	(8.5)	(8.9)	–	(1,052.5)
Purchases of property, plant and equipment	(7.3)	(45.9)	(66.5)	–	(119.7)
Payment of accrued earn-out amount	–	(2.6)	–	–	(2.6)
Proceeds from maturity of derivative instrument	–	–	–	–	–
Proceeds from sales of businesses	–	–	–	–	–
Proceeds from sales of assets	–	0.2	13.5	–	13.7
Proceeds from sales of equity method investments	–	9.9	–	–	9.9
Proceeds from sales of marketable securities	–	–	14.4	–	14.4
Investment in equity method investee	–	–	(86.1)	–	(86.1)
Other investing activities	–	–	–	–	–
Net cash used in investing activities	(1,042.4)	(46.9)	(133.6)	–	(1,222.9)
Cash flows from financing activities:					
Intercompany financings, net	(206.7)	200.4	6.3	–	–
Proceeds from issuance of long-term debt	2,400.0	–	–	–	2,400.0
Exercise of employee stock options	48.2	–	–	–	48.2
Net proceeds from (repayment of) notes payable	14.0	(60.0)	0.2	–	(45.8)
Excess tax benefits from share-based payment awards	–	–	–	–	–
Proceeds from employee stock purchases	4.7	–	–	–	4.7
Principal payments of long-term debt	(1,179.5)	(302.2)	(7.0)	–	(1,488.7)
Purchases of treasury stock	–	–	–	–	–
Payment of financing costs of long-term debt	(24.4)	–	–	–	(24.4)
Payment of preferred stock dividends	(9.8)	–	–	–	(9.8)
Net cash provided by (used in) financing activities	1,046.5	(161.8)	(0.5)	–	884.2
Effect of exchange rate changes on cash and cash investments	–	(0.3)	(1.2)	–	(1.5)
Net (decrease) increase in cash and cash investments	(1.0)	4.6	(23.1)	–	(19.5)
Cash and cash investments, beginning of period	1.0	4.7	31.4	–	37.1
Cash and cash investments, end of period	$ –	$ 9.3	$ 8.3	$ –	$ 17.6

22 Business Segment Information:

As a result of the Company's investment in Crown Imports, the Company has changed its internal management financial reporting to consist of three business divisions, Constellation Wines, Constellation Spirits and Crown Imports. Prior to the investment in the joint venture, the Company's internal management financial reporting included the Constellation Beers business division. Consequently, the Company reports its operating results in five segments: Constellation Wines (branded wine, and U.K. wholesale and other), Constellation Beers (imported beer), Constellation Spirits (distilled spirits), Corporate Operations and Other and Crown Imports (imported beer). Segment results for Constellation Beers are for the period prior to January 2, 2007, and segment results for Crown Imports are for the period on and after January 2, 2007. Amounts included in the Corporate Operations and Other segment consist of general corporate administration and finance expenses. These amounts include costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global strategic sourcing. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker's evaluation of the operating income performance of the other operating segments.

The new business segments reflect how the Company's operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting. In addition, the Company excludes acquisition-related integration costs, restructuring and related charges and unusual items that affect comparability from its definition of operating income for segment purposes. The financial information for the years ended February 28, 2006, and February 28, 2005, has been restated to conform to the new segment presentation.

For the year ended February 28, 2007, acquisition-related integration costs, restructuring and related charges and unusual costs consist of restructuring and related charges of $32.5 million associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; the flow through of inventory step-up of $30.2 million associated primarily with the Company's acquisition of Vincor; acquisition-related integration costs of $23.6 million associated primarily with the Vincor Plan; other charges of $16.3 million associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan included within selling, general and administrative expenses; loss on the sale of the branded bottled water business of $13.4 million;

financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor acquisition; foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor acquisition; the flow through of adverse grape cost (as described below) of $3.1 million associated with the acquisition of Robert Mondavi; and accelerated depreciation costs and the write-down of certain inventory of $6.6 million and $0.6 million, respectively, associated primarily with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan. Adverse grape cost represents the amount of historical inventory cost on Robert Mondavi's balance sheet that exceeds the Company's estimated ongoing grape cost and is primarily due to the purchase of grapes by Robert Mondavi prior to the acquisition date at above-market prices as required under the terms of their existing grape purchase contracts. For the year ended February 28, 2006, acquisition-related integration costs, restructuring and related charges and unusual costs consist of restructuring and related charges associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan of $29.3 million; the flow through of adverse grape cost, acquisition-related integration costs and the flow through of inventory step-up associated primarily with the Company's acquisition of Robert Mondavi of $23.0 million, $16.8 million, and $7.9 million, respectively; accelerated depreciation costs and other charges associated with the Fiscal 2006 Plan of $13.4 million and $0.1 million, respectively; and costs associated with professional service fees incurred for due diligence in connection with the Company's evaluation of a potential offer for Allied Domecq of $3.4 million. For the year ended February 28, 2005, acquisition-related integration costs, restructuring and related charges and unusual costs consist of financing costs associated with the redemption of the Company's Senior Subordinated Notes (as defined in Note 9) and the repayment of the Company's prior senior credit facility in connection with the Robert Mondavi acquisition of $31.7 million; the flow through of adverse grape cost and acquisition-related integration costs associated with the Robert Mondavi acquisition of $9.8 million and $9.4 million, respectively; restructuring and related charges of $7.6 million associated with the Fiscal 2004 Plan and the Robert Mondavi Plan; and the flow through of inventory step-up associated primarily with the acquisition of all of the outstanding capital stock of BRL Hardy Limited, now known as Hardy Wine Company Limited (the "Hardy Acquisition") of $6.4 million; partially offset by a net gain on the sale of non-strategic assets of $3.1 million and a gain related to the receipt of a payment associated with the termination of a previously announced potential fine wine joint venture of $3.0 million.

The Company evaluates performance based on operating income of the respective business units. The accounting policies of the segments are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting pronouncements described in Note 2. Transactions between segments consist mainly of sales of products and are accounted for at cost plus an applicable margin.

Segment information is as follows:

	For the Years Ended		
(in millions)	**February 28 2007**	February 28 2006	February 28 2005
Constellation Wines:			
Net sales:			
Branded wine	**$ 2,755.7**	$ 2,263.4	$ 1,830.8
Wholesale and other	**1,087.7**	972.0	1,020.6
Net sales	**$ 3,843.4**	$ 3,235.4	$ 2,851.4
Segment operating income	**$ 629.9**	$ 530.4	$ 406.6
Equity in earnings of equity method investees	**$ 11.0**	$ 0.8	$ 1.8
Long-lived assets	**$ 1,616.4**	$ 1,322.2	$ 1,498.1
Investment in equity method investees	**$ 163.8**	$ 146.6	$ 259.2
Total assets	**$ 8,557.7**	$ 6,510.3	$ 6,941.1
Capital expenditures	**$ 158.6**	$ 118.6	$ 109.3
Depreciation and amortization	**$ 120.7**	$ 110.5	$ 83.8
Constellation Beers:			
Net sales	**$ 1,043.6**	$ 1,043.5	$ 922.9
Segment operating income	**$ 208.1**	$ 219.2	$ 196.8
Long-lived assets	**$ –**	$ 1.1	$ 0.1
Total assets	**$ 0.9**	$ 197.2	$ 192.9
Capital expenditures	**$ 0.2**	$ 0.5	$ –
Depreciation and amortization	**$ 1.5**	$ 1.4	$ 1.4
Constellation Spirits:			
Net sales	**$ 329.4**	$ 324.6	$ 313.3
Segment operating income	**$ 65.5**	$ 73.4	$ 79.3
Long-lived assets	**$ 96.9**	$ 89.4	$ 83.5
Total assets	**$ 637.3**	$ 636.4	$ 597.6
Capital expenditures	**$ 12.9**	$ 11.1	$ 6.5
Depreciation and amortization	**$ 9.9**	$ 8.4	$ 9.2
Corporate Operations and Other:			
Net sales	**$ –**	$ –	$ –
Segment operating loss	**$ (60.9)**	$ (63.0)	$ (56.0)
Long-lived assets	**$ 36.9**	$ 12.6	$ 14.7
Total assets	**$ 78.9**	$ 56.7	$ 72.6
Capital expenditures	**$ 20.3**	$ 2.3	$ 3.9
Depreciation and amortization	**$ 7.2**	$ 7.8	$ 9.3
Crown Imports:			
Net sales	**$ 368.8**	$ –	$ –
Segment operating income	**$ 78.4**	$ –	$ –
Long-lived assets	**$ 1.3**	$ –	$ –
Total assets	**$ 369.4**	$ –	$ –
Capital expenditures	**$ –**	$ –	$ –
Depreciation and amortization	**$ –**	$ –	$ –

(in millions)	For the Years Ended February 28 2007	February 28 2006	February 28 2005
Acquisition-Related Integration Costs, Restructuring and Related Charges and Net Unusual Costs:			
Operating loss	**$ (143.6)**	$ (93.9)	$ (58.8)
Consolidation and Eliminations:			
Net sales	**$ (368.8)**	$ –	$ –
Operating income	**$ (78.4)**	$ –	$ –
Equity in earnings of Crown Imports	**$ 38.9**	$ –	$ –
Long-lived assets	**$ (1.3)**	$ –	$ –
Investment in equity method investees	**$ 163.4**	$ –	$ –
Total assets	**$ (206.0)**	$ –	$ –
Capital expenditures	**$ –**	$ –	$ –
Depreciation and amortization	**$ –**	$ –	$ –
Consolidated:			
Net sales	**$5,216.4**	$4,603.5	$4,087.6
Operating income	**$ 699.0**	$ 666.1	$ 567.9
Equity in earnings of equity method investees	**$ 49.9**	$ 0.8	$ 1.8
Long-lived assets	**$1,750.2**	$1,425.3	$1,596.4
Investment in equity method investees	**$ 327.2**	$ 146.6	$ 259.2
Total assets	**$9,438.2**	$7,400.6	$7,804.2
Capital expenditures	**$ 192.0**	$ 132.5	$ 119.7
Depreciation and amortization	**$ 139.3**	$ 128.1	$ 103.7

The Company's areas of operations are principally in the United States. Operations outside the United States are primarily in the United Kingdom, Canada and Australia and are included primarily within the Constellation Wines segment. Revenues are attributed to countries based on the location of the selling company.

Geographic data is as follows:

(in millions)	For the Years Ended February 28 2007	February 28 2006	February 28 2005
Net Sales			
United States	**$3,012.7**	$2,823.4	$2,334.8
Non-U.S.	**2,203.7**	1,780.1	1,752.8
Total	**$5,216.4**	$4,603.5	$4,087.6
Significant non-U.S. revenue sources include:			
United Kingdom	**$1,503.7**	$1,357.9	$1,374.8
Australia / New Zealand	**349.4**	319.3	314.7
Canada	**326.9**	86.7	50.9
Other	**23.7**	16.2	12.4
Total	**$2,203.7**	$1,780.1	$1,752.8

(in millions)	February 28 2007	February 28 2006
Long-lived assets		
United States	**$ 854.0**	$ 765.2
Non-U.S.	**896.2**	660.1
Total	**$1,750.2**	$1,425.3
Significant non-U.S. long-lived assets include:		
Australia / New Zealand	**$ 529.8**	$ 431.7
Canada	**180.5**	38.4
United Kingdom	**155.8**	160.7
Other	**30.1**	29.3
Total	**$ 896.2**	$ 660.1

23. Accounting Pronouncements Not Yet Adopted:

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to adopt FIN No. 48 for fiscal years beginning March 1, 2007, with the cumulative effect of applying the provisions of FIN No. 48 reported as an adjustment to opening retained earnings. The Company is continuing to evaluate the financial impact of adopting FIN No. 48 on its consolidated financial statements. However, the Company does not expect the adoption of FIN No. 48 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company is required to adopt SFAS No. 157 for fiscal years and interim periods beginning March 1, 2008. The Company is currently assessing the financial impact of SFAS No. 157 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company has adopted this provision of SFAS No. 158 and has provided the required disclosures as of February 28, 2007. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of the company's fiscal year-end (with limited exceptions), which provision the Company is required to adopt as of February 28, 2009. The Company does not expect the adoption of the remaining provision of SFAS No. 158 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 allows companies to choose to measure eligible items at fair value at specified election dates. The Company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (i) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. The Company is required to adopt SFAS No. 159 for fiscal years beginning after February 28, 2009. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

24 Subsequent Events:

Acquisition of Svedka – On March 19, 2007, the Company acquired the SVEDKA Vodka brand ("Svedka") in connection with the acquisition of Spirits Marque One LLC and related business (the "Svedka Acquisition") for cash consideration of $383.7 million, net of cash acquired. In addition, the Company expects to incur direct acquisition costs of approximately $1.0 million. Svedka is a premium vodka produced in Sweden and is the fastest growing major imported premium vodka in the U.S. Svedka is the fifth largest imported vodka in the U.S. The purchase price was financed with revolver borrowings under the Company's senior credit facility.

The results of operations of the Svedka business will be reported in the Constellation Spirits segment and will be included in the consolidated results of operations of the Company from the date of acquisition.

Investment in Matthew Clark – On April 17, 2007, the Company and Punch Taverns plc ("Punch") commenced operations of a joint venture for the U.K. wholesale business ("Matthew Clark"). The U.K. wholesale business was formerly owned entirely by the Company. Under the terms of the arrangement, the Company and Punch, directly or indirectly, each have a 50% voting and economic interest in Matthew Clark. The Company received $178.8 million of cash proceeds from the formation of the joint venture, subject to a post-closing adjustment.

Upon formation of the joint venture, the Company discontinued consolidation of the U.K. wholesale business and accounts for the investment in Matthew Clark under the equity method. Accordingly, the results of operations of Matthew Clark will be included in the equity in earnings of equity method investees line in the Company's Consolidated Statements of Income from the date of investment.

25 Selected Quarterly Financial Information (Unaudited):

A summary of selected quarterly financial information is as follows:

(in millions, except per share data)	Quarter Ended Fiscal 2007 May 31, 2006	August 31, 2006	November 30, 2006	February 28, 2007	Full Year
Net sales	$1,155.9	$ 1,417.5	$1,500.8	$1,142.2	$5,216.4
Gross profit	$ 318.6	$ 414.8	$ 445.2	$ 345.3	$1,523.9
Net income[1]	$ 85.5	$ 68.4	$ 107.8	$ 70.2	$ 331.9
Earnings per common share[2]:					
Basic – Class A Common Stock	$ 0.38	$ 0.30	$ 0.47	$ 0.30	$ 1.44
Basic – Class B Common Stock	$ 0.34	$ 0.27	$ 0.42	$ 0.27	$ 1.31
Diluted – Class A Common Stock	$ 0.36	$ 0.28	$ 0.45	$ 0.29	$ 1.38
Diluted – Class B Common Stock	$ 0.33	$ 0.26	$ 0.41	$ 0.27	$ 1.27

(in millions, except per share data)	Quarter Ended Fiscal 2006 May 31, 2005	August 31, 2005	November 30, 2005	February 28, 2006	Full Year
Net sales	$1,096.5	$1,192.0	$ 1,267.1	$ 1,047.9	$4,603.5
Gross profit	$ 306.0	$ 348.0	$ 384.2	$ 286.4	$1,324.6
Net income[3]	$ 75.7	$ 82.4	$ 109.0	$ 58.2	$ 325.3
Earnings per common share[2]:					
Basic – Class A Common Stock	$ 0.34	$ 0.37	$ 0.49	$ 0.25	$ 1.44
Basic – Class B Common Stock	$ 0.31	$ 0.33	$ 0.44	$ 0.23	$ 1.31
Diluted – Class A Common Stock	$ 0.32	$ 0.34	$ 0.46	$ 0.24	$ 1.36
Diluted – Class B Common Stock	$ 0.29	$ 0.32	$ 0.42	$ 0.22	$ 1.25

(1) In Fiscal 2007, the Company recorded acquisition-related integration costs, restructuring and related charges and unusual costs consisting of restructuring and related charges associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; the flow through of inventory step-up associated primarily with the Company's acquisition of Vincor and certain equity method investments; acquisition-related integration costs associated primarily with the Vincor Plan; other charges associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan included within selling, general and administrative expenses; loss on the sale of the branded bottled water business; financing costs related primarily to the Company's new senior credit facility entered into in connection with the Vincor acquisition; foreign currency losses on foreign denominated intercompany loan balances associated with the Vincor acquisition; the flow through of adverse grape cost associated with the acquisition of Robert Mondavi; accelerated depreciation costs and the write-down of certain inventory associated primarily with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan; and gain on change in fair value of derivative instruments associated with the Vincor acquisition. The following table identifies these items, net of income taxes, by quarter and in the aggregate for Fiscal 2007:

(in millions, net of tax)	Quarter Ended Fiscal 2007 May 31, 2006	August 31, 2006	November 30, 2006	February 28, 2007	Full Year
Restructuring and related charges	$ 1.5	$15.6	$ 1.7	$4.3	$ 23.1
Flow through of inventory step-up	$ 0.9	$ 4.1	$12.5	$3.8	$ 21.3
Acquisition-related integration costs	$ 0.4	$ 4.7	$ 6.1	$3.9	$ 15.1
Other charges	$ 1.0	$ 1.0	$ 9.5	$1.0	$ 12.5
Loss on sale of branded bottled water business	$ 17.3	$ 0.1	$ (0.6)	$ -	$ 16.8
Write-off of financing fees	$ -	$ 7.4	$ -	$0.1	$ 7.5
Flow through of adverse grape cost	$ 1.0	$ 0.6	$ 0.4	$0.1	$ 2.1
Accelerated depreciation	$ 0.7	$ 0.9	$ 1.4	$1.6	$ 4.6
Additional inventory adjustments	$ -	$ -	$ 0.3	$ -	$ 0.3
Fx-related (gains) losses on Vincor transaction	$(33.6)	$ 1.7	$ -	$ -	$(31.9)

(2) The sum of the quarterly earnings per common share in Fiscal 2007 and Fiscal 2006 may not equal the total computed for the respective years as the earnings per common share are computed independently for each of the quarters presented and for the full year.

(3) In Fiscal 2006, the Company recorded acquisition-related integration costs, restructuring and related charges and unusual costs consisting of restructuring and related charges associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan; the flow through of adverse grape cost and acquisition-related integration costs associated primarily with the Robert Mondavi acquisition; the flow through of inventory step-up associated with the Robert Mondavi acquisition and certain equity method investments; accelerated depreciation costs in connection with the Fiscal 2006 Plan; the write-off of due diligence costs associated with the Company's evaluation of a potential offer for Allied Domecq; and an income tax adjustment in connection with the reversal of an income tax accrual related to the completion of various income tax examinations. The following table identifies these items, net of income taxes, by quarter and in the aggregate for Fiscal 2006:

	Quarter Ended Fiscal 2006				
(in millions, net of tax)	May 31, 2005	August 31, 2005	November 30, 2005	February 28, 2006	Full Year
Restructuring and related charges	$ 1.1	$1.5	$ 2.6	$15.5	$ 20.7
Flow through of adverse grape cost	4.6	4.1	3.8	2.1	14.6
Acquisition-related integration costs	3.9	5.1	1.0	0.7	10.7
Flow through of inventory step-up	2.1	2.5	3.1	5.8	13.5
Accelerated depreciation	–	–	4.4	4.6	9.0
Allied Domecq due diligence costs	–	2.4	(0.2)	–	2.2
Income tax adjustment	(16.2)	–	–	–	(16.2)

Methods of Distribution In North America, the Company's products are primarily distributed by a broad base of wholesale distributors as well as state and provincial alcoholic beverage control agencies. As is the case with all other beverage alcohol companies, products sold through state or provincial alcoholic beverage control agencies are subject to obtaining and maintaining listings to sell the Company's products in that agency's state or province. State and provincial governments can affect prices paid by consumers of the Company's products. This is possible either through the imposition of taxes or, in states and provinces in which the government acts as the distributor of the Company's products through an alcohol beverage control agency, by directly setting retail prices for the Company's products.

In the U.K., the Company's products are distributed either directly to retailers or through wholesalers and importers. Matthew Clark sells and distributes the Company's branded products and those of other major drinks companies to on-premise locations through a network of depots located throughout the U.K. In Australia, New Zealand and other markets, the Company's products are primarily distributed either directly to retailers or through wholesalers and importers. In the U.K., Australia and New Zealand, the distribution channels are dominated by a small number of industry leaders.

Common Stock Prices and Dividends The following tables set forth for the periods indicated the high and low sales prices of the Class A Stock and the Class B Stock as reported on the NYSE.

	Class A Stock			
(in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2006				
High	$30.08	$31.60	$29.01	$27.39
Low	$24.50	$26.26	$21.15	$23.16
Fiscal 2007				
High	**$28.02**	**$27.29**	**$29.09**	**$29.17**
Low	**$23.32**	**$24.13**	**$26.90**	**$23.01**

	Class B Stock			
(in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2006				
High	$29.88	$31.24	$28.90	$27.35
Low	$25.99	$26.75	$21.50	$23.32
Fiscal 2007				
High	**$27.73**	**$27.29**	**$29.00**	**$29.14**
Low	**$24.00**	**$23.85**	**$26.85**	**$23.15**

At April 30, 2007, the number of holders of record of Class A Stock and Class B Stock of the Company were 1,030 and 218, respectively.

With respect to its common stock, the Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividends on its common stock since its initial public offering in 1973. In addition, under the terms of the Company's senior credit facility, the Company is currently constrained from paying cash dividends on its common stock. Also, certain of the indentures for the Company's outstanding senior notes and senior subordinated notes may restrict the payment of cash dividends on its common stock under certain circumstances. Any indentures for debt securities issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on common stock.

Performance Graph Set forth below is a line graph comparing, for the fiscal years ended the last day of February 2003, 2004, 2005, 2006 and 2007, the cumulative total stockholder return of the Company's Class A Stock and Class B Stock, with the cumulative total return of the S&P 500 Index and a peer group index comprised of companies in the beverage industry (the "Peer Group Index") (see footnote (1) to the graph). The graph assumes the investment of $100.00 on February 28, 2002 in the Company's Class A Stock, the Company's Class B Stock, the S&P 500 Index and the Peer Group Index, and also assumes the reinvestment of all dividends.

Comparison of 5 year Cumulative Total Return



$250
$200
$150
$100
$50
$0
2/02
2/03
2/04
2/05
2/06
2/07
Constellation Brands, Inc. Class A
Constellation Brands, Inc. Class B
S&P 500 Index
Peer Group Index

	2/02	2/03	2/04	2/05	2/06	2/07
Constellation Brands, Inc. Class A	$ 100.00	$ 90.63	$ 116.65	$ 196.98	$ 193.85	$ 172.66
Constellation Brands, Inc. Class B	100.00	91.86	118.86	203.64	194.98	175.85
S&P 500 Index	100.00	77.32	107.10	114.57	124.20	139.07
Peer Group Index	100.00	85.07	116.43	113.24	121.14	139.87

(1) The *Peer Group Index* is weighted according to the respective issuer's stock market capitalization and is comprised of the following companies: Anheuser-Busch Companies, Inc.; The Boston Beer Company, Inc.; Brown-Forman Corporation (Class A and Class B Shares); Cadbury Schweppes plc; Coca-Cola Bottling Co. Consolidated; The Coca-Cola Company; Coca-Cola Enterprises Inc.; Diageo plc; LVMH Moet Hennessy Louis Vuitton; Molson Coors Brewing Company (Class B Shares); PepsiCo, Inc.; and PepsiAmericas, Inc.

There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted by the graph above. The Company neither makes nor endorses any predictions as to future stock performance.

Management's Annual Report on Internal Control Over Financial Reporting

Management of Constellation Brands, Inc. (together with its subsidiaries, the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of February 28, 2007. This evaluation excluded the internal control over financial reporting of the Canadian operations of Vincor International Inc., which the Company acquired on June 5, 2006. As of February 28, 2007, total assets, net sales and income before income taxes of the Canadian operations of Vincor International Inc. not evaluated with respect to the effectiveness of internal control over financial reporting comprised 9.4%, 4.7%, and 3.1% of the consolidated total assets, net sales, and income before income taxes of the Company.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Constellation Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Constellation Brands, Inc. and subsidiaries as of February 28, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Constellation Brands, Inc. and subsidiaries as of February 28, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Constellation Brands, Inc.'s internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Rochester, New York
April 30, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Constellation Brands, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Constellation Brands, Inc. maintained effective internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Constellation Brands, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Constellation Brands, Inc. maintained effective internal control over financial reporting as of February 28, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Constellation Brands, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As described in Management's Annual Report on Internal Control Over Financial Reporting, management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of February 28, 2007. This evaluation excluded the internal control over financial reporting of the Canadian operations of Vincor International Inc., which the Company acquired on June 5, 2006. As of February 28, 2007, total assets, net sales and income before income taxes of the Canadian operations of Vincor International Inc. not evaluated with respect to the effectiveness of internal control over financial reporting comprised 9.4%, 4.7%, and 3.1% of the consolidated total assets, net sales, and income before income taxes of the Company. Our audit of internal control over financial reporting of Constellation Brands, Inc. also excluded an evaluation of the internal control over financial reporting of the Canadian operations of Vincor International Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Constellation Brands, Inc. and subsidiaries as of February 28, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 2007, and our report dated April 30, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Rochester, New York
April 30, 2007

Directors and Executive Officers

Directors

Richard Sands
Chairman of the Board and Chief Executive Officer,
Constellation Brands, Inc.

Robert Sands
President and Chief Operating Officer,
Constellation Brands, Inc.

Barry A. Fromberg[1]
Retired from Dean Foods Company

Jeananne K. Hauswald[1,2,3]
Managing Partner, Solo Management Group, LLC;
Retired from The Seagram Company Ltd.

James A. Locke III[3]
Partner of the law firm of Nixon Peabody LLP

Thomas C. McDermott[1,2,3]
Chairman of GPM Associates, LLP

Paul L. Smith[1,2,3]
Retired from Eastman Kodak Company

Peter H. Soderberg[2]
President and Chief Executive Officer,
Hillenbrand Industries, Inc.

Executive Officers

Richard Sands
Chairman of the Board and Chief Executive Officer,
Constellation Brands, Inc.

Robert Sands
President and Chief Operating Officer,
Constellation Brands, Inc.

F. Paul Hetterich
Executive Vice President, Business Development and
Corporate Strategy, Constellation Brands, Inc.

Thomas J. Mullin
Executive Vice President and General Counsel,
Constellation Brands, Inc.

Robert P. Ryder[†]
Executive Vice President and Chief Financial Officer,
Constellation Brands, Inc.

W. Keith Wilson
Executive Vice President and Chief Human Resources Officer,
Constellation Brands, Inc.

Alexander L. Berk*
Chief Executive Officer, Constellation Beers and Spirits

[1] Member of Audit Committee
[2] Member of Human Resources Committee
[3] Member of Corporate Governance Committee
† Mr. Ryder was appointed as Executive Vice President and Chief Financial Officer effective May 15, 2007
* Mr. Berk is employed by Barton Incorporated

Constellation Brands Production Facilities

Spirits

Barton Brands of California, Inc. (Carson, California)
Barton Brands of Georgia, Inc. (Atlanta, Georgia)
Barton Brands, Ltd. (Bardstown, Kentucky)
Barton Brands, Ltd. (Owensboro, Kentucky)
Schenley Distilleries Inc. (Valleyfield, Quebec, Canada)
The Black Velvet Distilling Co. (Lethbridge, Alberta, Canada)
Viking Distillery, Barton Brands of Georgia, Inc. (Albany, Georgia)

Cider

Shepton Mallet (Somerset, England)

Wine

California:
Blackstone Winery (Gonzales, Calif. – Monterey County)
Blackstone Winery (Kenwood, Calif. – Sonoma County)
Dunnewood Vineyards (Ukiah, Calif.)
Estancia Winery (Soledad, Calif. – Monterey County)
Franciscan Vineyards (Rutherford, Calif.)
Mission Bell Winery (Madera, Calif.)
Paul Masson Cellars & Vintners (Madera, Calif.)
R. H. Phillips Winery (Esparto, Calif.)
Ravenswood Wineries (Sonoma, Calif.)
Robert Mondavi Winery (Oakville, Calif.)
Simi Winery (Healdsburg, Calif.)
Turner Road Vintners Wineries (Lodi/Woodbridge, Calif.)
Woodbridge Winery (Acampo, Calif.)

Idaho:
Ste. Chapelle Winery (Caldwell, Idaho)

New York:
Canandaigua Winery (Canandaigua, N.Y.)
Widmer's Wine Cellars (Naples, N.Y.)

Washington:
Columbia Winery (Woodinville, Wash.)
Hogue Cellars (Prosser, Wash.)
Sunnyside Operations (Sunnyside, Wash.)

Australia:

South Australia
Berri Estates Winery, Glossop
Leasingham Winery, Clare Valley
Reynella Winery, Reynella
Stonehaven Winery, Padthaway
Tintara Winery, McLaren Vale

Western Australia
Goundrey Winery, Mount Barker
Houghton Winery, Upper Swan
Nannup Winery, Nannup

New South Wales
Stanley Winery, Buronga

Tasmania
Bay of Fires Winery, Pipers River

Victoria
Yarra Burn Winery, Warranwood

Canada:
Inniskillin Okanagan Winery (Oliver, British Columbia)
Inniskillin Winery & Vineyard (Niagara-on-the-Lake, Ontario)
Jackson-Triggs Estate Winery (Niagara-on-the-Lake, Ontario)
Niagara Cellars (Niagara Falls, Ontario)
Scoudouc Winery (Scoudouc, New Brunswick)
Sumac Ridge Estate Winery & Vineyard (Summerland, British Columbia)
Vincor Production Facility (Oliver, British Columbia)
Vincor Quebec Division (Rougemont, Quebec)

England:
Bristol Winery (Bristol, England)

New Zealand:
Corner 50 Winery (Hawkes Bay, North Island)
Drylands Winery (Marlborough, South Island)
Huapai Winery (West Auckland, North Island)
Kim Crawford – Riverlands Winery (Blenheim, South Island)

Investor Information

Corporate Headquarters
Constellation Brands, Inc.
370 Woodcliff Drive, Suite 300
Fairport, New York14450
585.218.3600
888.724.2169
cbrands.com
Investor Center: 888.922.2150

Stock Transfer Agent and Registrar
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
800.288.9541 (toll free, within the U.S.)
201.680.6578 (outside the U.S.)
melloninvestor.com

Common Stock Trading
The Company's Class A and Class B Common Stock trade on the New York Stock Exchange (NYSE) under the ticker symbols STZ and STZ.B, respectively. As of April 30, 2007, there were 1,030 and 218 holders of record of Class A and Class B Common Stock, respectively.

CDI Transfer Agent and Registrar
Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide
South Australia 5000
OR
GPO Box 1903
Adelaide
South Australia 5001
1800.030.606 (within Australia)
61.3.9415.4000 (outside Australia)

CDI Trading
CHESS Depositary Interests trade on the Australian Stock Exchange (ASX) under the ticker symbol CBR. As of April 30, 2007, there were 739 holders of record.

Annual Certification
The Company has filed with the Securities and Exchange Commission, as exhibits to its Annual Report on Form10-K for the fiscal year ended February 28, 2007, the Certifications of the Company's Chief Executive Officer and its Chief Financial Officer required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. In addition, in 2006 the Company submitted to the New York Stock Exchange the required annual certification of the Company's Chief Executive Officer that he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Dividend Policy
With respect to its common stock, the Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividend on its common stock since its initial public offering in 1973. Additional information is provided in this report under the heading "Common Stock Prices and Dividends."

Information Regarding Forward-Looking Statements
The statements set forth in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. For risk factors associated with the Company and its business, please refer to the Company's Annual Report on Form10-K for the fiscal year ended February 28, 2007.

Additional Copies of Form 10-K
The Annual Report on Form10-K may be obtained by contacting Constellation Brands, Inc.'s Investor Relations department at our corporate headquarters address provided on this page. Alternatively, a copy is available on our Constellation Brands Web site at www.cbrands.com, or by request from the Securities and Exchange Commission.

Annual Stockholders' Meeting
The annual meeting is scheduled to be held at 11:00 a.m. on Thursday, July 26, 2007, Eastern time, at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

Design: Bertz Design Group | www.bertzdesign.com
Executive Photography: © Len Rubenstein | www.lenrubenstein.com
Product Photography: © Paul Horton | www.paulhortonphoto.com

Here are the savings from printing this annual report on paper made from 100% post-consumer waste:

970.75
trees preserved for the future

89,835 lbs.
net greenhouse gases prevented

2,803.14 lbs.
water-borne waste not created

45,625 lbs.
solid waste not generated

412,351 gal.
wastewater flow saved

687,616,000
BTUs energy not consumed

The cover and front section (pages 1-32) of this book are printed on process chlorine-free FSC-certified Mohawk Via, which is made with 100% post-consumer waste fiber. The electricity used to manufacture this paper is offset with 100% Green-e certified wind certificates. By using emission-free wind-generated electricity to make this paper, 24,742 pounds of air emissions (CO_2, SO_2, and NOx) were not generated. This paper is certified by Green Seal.

100%

Certified Renewable Energy
green-e.org

MOHAWK
manufactured with windpower

The financial section (pages 33 to 100) of this book is printed on Rolland Enviro100, which contains 100% post-consumer fiber, is EcoLogo, processed chlorine-free and FSC recycled certified and manufactured using biogas energy.

100%

BIO GAS
ENERGY


Constellation

Enjoy Responsibly

Constellation

370 Woodcliff Drive, Suite 300
Fairport, New York 14450
www.cbrands.com

END